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02076039

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Nippon Steel Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5775 FISCAL YEAR 3-31-02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 9/16/02

NIPPON STEEL CORPORATION

General Administration Division
6-3, Otemachi 2-chome,
Chiyoda-ku, Tokyo 100-71, Japan

August 2, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, D.C. 20549

Re: SEC File No. 82-5175
Nippon Steel Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex A hereto are documents which are English language versions or summaries required to be submitted pursuant to Rule 12g3-2(b). Brief descriptions of documents for which no English language version, translation or summary has been prepared are set forth in Annex B.

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Michael M. Maney, Andrew W. Winden or Bradley K. Edmister of Sullivan & Cromwell, 125 Broad Street, New York, New York 10004, (telephone: 212-558-4000; facsimile: 212-558-3588).

Very truly yours,

Nippon Steel Corporation

By *Yoshihiro Hosokawa*
Name: Yoshihiro Hosokawa
Title: Manager, General Administration Division

TOKYO:22243.2

(Enclosures)

cc: Michael M. Maney, Esq.
Margaret K. Pfeiffer, Esq.
Andrew W. Winden, Esq.
Bradley K. Edmister, Esq.
(Sullivan & Cromwell)

Annex A

Tab A: Documents Sent to Shareholders of NSC

1	Notice of the 78th Annual Meeting of Shareholders	June 5, 2002
2	77th Term Business Report (from April 1, 2001 to March 31, 2002)	June 5, 2002

Tab B: Documents Submitted to Japanese Stock Exchanges where Shares of the Company are Listed

1	Brief Statement of the Consolidated Closing of Accounts for the March 2002 Term	May 23, 2002
2	Overview of the Nonconsolidated Financial Statements for the March 2002 Term	May 23, 2002

Tab C: News Releases Released on NSC's Homepage (December 27, 2001 to present)

Annex B

Documents Filed in Japanese with Japanese Authorities

Title	Filing Date	Notes
Annual Securities Report	June 26, 2002	Filed with the Kanto Zaimukyoku, the local authority under the Ministry of Finance.

(English Translation of Notice of the 78th Annual Meeting of Shareholders)
June 5, 2002
Dear Shareholder:

Takashi Imai
Representative Director and Chairman of the Board of Directors
Nippon Steel Corporation
6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan

Notice of the 78th Annual Meeting of Shareholders

We are pleased to invite you to attend the 78th Annual Meeting of Shareholders which will be held at 10 a.m., Wednesday, June 26, 2002, at the Main Hall, 2nd floor, Nippon Steel Building, 6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo, 100-8071, Japan, the agenda of which is set forth below.

If you are unable to attend, please read through the attached documents and return the Voting Rights Exercise Form with your selections and seal.

For those attending, please submit the enclosed Voting Rights Exercise Form at the reception desk on arrival at the meeting.

Agenda

Matters to be reported to the shareholders:
Balance sheet as of March 31, 2002, and statement of income and report on operations for the 77th fiscal year (from April 1, 2001 to March 31, 2002)

Matters for approval by the shareholders:
Item 1: Appropriation of profit for the 77th fiscal year (from April 1, 2001 to March 31, 2002)
Item 2: Reduction of legal reserve
Item 3: Purchase of own shares
Item 4: Partial amendment to the Articles of Incorporation
Item 5: Election of four (4) Directors
Item 6: Election of three (3) Corporate Auditor
Item 7: Retirement bonuses to retiring Directors and Corporate Auditor

The balance sheet, the statement of income, the report on operations, the proposed appropriation of profit and a duplicate of the report of the Board of Corporate Auditors and of the Independent Certified Public Accountants are as presented on pages 1 to 25 of the enclosed "The 77th Fiscal Year Business Report".

Reference Documents for Exercising Voting Rights

1. Number of voting rights of the whole shareholders of the Company: 6,740,824 shares

2. Matters for approval by shareholders and relevant information

Item 1: Appropriation of profit for the 77th fiscal year (from April 1, 2001 to March 31, 2002)

The proposed appropriation is stated in the attached "The 77th Fiscal Year Business Report" (page 23).

The interim dividend was shelved for the first half of the 77th fiscal year as a result of the harsh business environment, and the Board of Directors proposes an annual dividend of ¥1.50 per share, the same as that for the previous fiscal year, to be paid by reducing all of the voluntary reserves of ¥20.0 billion, based upon the Company's policy to continue stable payment of the dividend.

Reserves will be set aside pursuant to the provisions of the Special Taxation Measures Law.

Item 2: Reduction of legal reserve

In conformance with of the "Law Concerning Partial Amendments, etc. to the Commercial Code, etc." (Law No. 79, 2001), which introduced procedures for reducing the retained earnings and legal reserves, the Company proposes to reduce all of the legal reserve of ¥99,302,422,176, which shall be used in purchasing its own shares and other activities.

Item 3: Purchase of own shares

In conformance with the provision of Article 210 of the Commercial Code, the Company seeks authorization by shareholders resolution for the purchase of its own shares up to 500 million shares with a limit of total acquisition price of ¥100.0 billion by the closing of the next Annual Meeting of Shareholders for the purpose of securing higher flexibility in its capital procurement strategy.

Item 4: Partial amendment to the Articles of Incorporation

We hereby propose to partially amend the existing Articles of Incorporation.

1. Reasons for the amendment

1) In order to clarify the business objectives, we would like to add the "manufacture and sale of machinery and equipment, such as environmental plants, and water supply and sewage related facilities" to the existing "waste businesses", and to change the "manufacture and sale of systems related to information processing and telecommunications, and electronic equipment, and telecommunications business" to the "engineering and consultation related to the use and development of computer systems". In addition, with a view to future business expansion, we would like to add the supply of "heat and other energy" to the "electric power business and gas business". (Article 2)

2) In conformance with the Law Concerning Partial Amendments, etc. to the Commercial Code, etc. (Law No. 79, 2001), which changed the quorum requirement for the shareholders meeting from a certain number of outstanding shares to a certain number of voting rights, we would like to change the quorum for the election of Directors and Corporate Auditors accordingly. (Articles 17 and 28)

3) In conformance with the "Law Concerning Partial Amendments to the Commercial Code, etc." (Law No. 128, 2001), which enables companies to prepare corporate documents in electronic form, we propose appropriate changes. (Articles 8, 10, 12 and 37)

   We would also like to delete provisions relating to the conversion date of convertible bonds in conformance with the law above, which abolishes the requirement that the conversion date of the convertible bond be provided in the Articles. (Article 39)

4) The "Law Concerning Partial Amendments to the Audit Special Exceptions Law" (Law No. 149, 2002) enables a company to provide in its Articles a provision to limit the liability of Directors and Corporate Auditors in performing their duties in good faith and without gross negligence to a maximum amount

prescribed by statutes upon a resolution of the Board of Directors. In conformance with the law above, we would like to propose an appropriate amendment to the Articles for the purpose of enabling Directors and Corporate Auditors to effectively fulfill their expected roles. (New Articles 25 and 35). The Board of Corporate Auditors has approved Article 25.

5) In line with the amendments above, the numbering of relevant Articles shall be appropriately adjusted.

2. Summary draft of this proposal

The following table compares existing Articles with proposed amendments. Amendments are indicated by underlines.

Before amendment	After amendment
Article 2.	Article 2.
The objects of the Company shall be to carry on the following businesses:	The objects of the Company shall be to carry on the following businesses:
(1) manufacture and sale of iron and steel;	(1) manufacture and sale of iron and steel;
(2) manufacture and sale of nonferrous metal, ceramics and chemical products;	(2) manufacture and sale of nonferrous metal, ceramics and chemical products;
(3) manufacture and sale of industrial machinery and facilities such as steel making plants and chemical plants, and steel structures;	(3) manufacture and sale of industrial machinery and facilities such as steel making plants and chemical plants, and steel structures;
	<u>(4)</u> <u>manufacture and sale of machinery and equipment, such as environmental plants, and water supply and sewage related facilities, and waste treatment and recycling businesses;</u>
<u>(4)</u> contract work on civil engineering and construction, design and supervision of construction of buildings, business related to urban development, and transaction and leasing of residential land and buildings;	<u>(5)</u> contract work on civil engineering and construction, design and supervision of construction of buildings, business related to urban development, and transaction and leasing of residential land and buildings;
<u>(5) manufacture and sale of systems related to information processing and telecommunications, and electronic equipment, and telecommunications business;</u>	<u>(6) Engineering and consultation related to the use and development of computer systems;</u>
<u>(6)</u> manufacture and sale of agricultural products, marine products and so forth created by biotechnology;	<u>(7)</u> manufacture and sale of agricultural products, marine products and so forth created by biotechnology;

(7) operation of facilities related to education, medical care, sports and so forth; (8) electric power business and gas business; (9) waste business; (10) sale of technology related to the foregoing subparagraphs; and (11) any and all other businesses incidental to the foregoing subparagraphs.	(8) operation of facilities related to education, medical care, sports and so forth; (9) supply of electric power, gas, heat and other energy; (deleted) (10) sale of technology related to the foregoing subparagraphs; and (11) any and all other businesses incidental to the foregoing subparagraphs.
Article 6. Deleted.	(To be deleted)
Article 7. (Unchanged provisions omitted.) 2. The Company, by resolution of its Board of Directors, may acquire and retire any of its shares but not exceeding six hundred and eighty-eight million nine hundred and ninety thousand (688,990,000) shares out of profits after the date upon which the seventy-third ordinary general meeting of shareholders of the Company is concluded. The Company, by resolution of its Board of Directors, may acquire and retire any of its shares not exceeding five hundred and fifty million (550,000,000) shares in amounts up to eighty billion (80,000,000) yen out of its capital surplus reserve after the date upon which the seventy-fourth ordinary general meeting of shareholders of the Company is concluded.	Article 6. (Unchanged.) (To be deleted) Note: Pursuant to the implementation of "Law Concerning Partial Amendments, etc. to the Commercial Code, etc." (Law No. 79, 2001), the existing Article 7-2, based on the "Law concerning Exceptions to Commercial Code relating to the Cancellation of Stock" (Law No. 55, 1997), will cease to have effect with the closing of the 78th Annual Meeting of Shareholders.
Article 8. (Unchanged portions omitted.) The Register of Shareholders (including the Register of Beneficial Shareholders (defined in Law Concerning Central Depository and Book-Entry Delivery for Share Certificates and Other Securities; hereinafter the same); hereinafter the same) of the Company shall be kept at the place of business of the transfer agent. The registration of changes of shareholders, the entry in the Register of Beneficial Shareholders,	Article 7. (Unchanged portions omitted.) The Register of Shareholders (including the Register of Beneficial Shareholders (defined in Law Concerning Central Depository and Book-Entry Delivery for Share Certificates and Other Securities; hereinafter the same); hereinafter the same) of the Company shall be kept at the place of business of the transfer agent. The registration of changes of shareholders, the electronically recorded entry in the Register of

the registration of pledge, the indication of trust property, the delivery of share certificates, the receiving of notices, the purchase by the Company of Less Than One Lot Shares and any other matters relating to shares shall be handled solely by the transfer agent.	Beneficial Shareholders, the registration of pledge, the indication of trust property, the delivery of share certificates, the receiving of notices, the purchase by the Company of Less Than One Lot Shares and any other matters relating to shares shall be handled solely by the transfer agent.
Article 9. (Unchanged provisions omitted.)	Article 8. (Unchanged.)
Article 10. The denomination of share certificates, the registration of changes of shareholders, the entry in the Register of Beneficial Shareholders, the registration of pledge, the indication of trust property, the reissue of share certificates, the purchase by the Company of Less Than One Lot Shares, the charges and any other matters relating to shares shall be governed by the Rules Relating to Shares prescribed by the Board of Directors, in addition to the Articles of Incorporation.	Article 9. The denomination of share certificates, the registration of changes of shareholders, the electronically recorded entry in the Register of Beneficial Shareholders, the registration of pledge, the indication of trust property, the reissue of share certificates, the purchase by the Company of Less Than One Lot Shares, the charges and any other matters relating to shares shall be governed by the Rules Relating to Shares prescribed by the Board of Directors, in addition to the Articles of Incorporation.
Article 11. (Unchanged provisions omitted.)	Article 10. (Unchanged.)
Article 12. Shareholders entitled to exercise the right at the ordinary general meeting of shareholders referred to in the preceding Article shall be those who are recorded as having the voting rights in the final Register of Shareholders of March 31 each year.	Article 11. Shareholders entitled to exercise the right at the ordinary general meeting of shareholders referred to in the preceding Article shall be those who are electronically recorded as having the voting rights in the final Register of Shareholders of March 31 each year.
Articles 13 through 16. (Unchanged provisions omitted.)	Articles 12 through 15. (Unchanged.)
Article 17. A resolution electing Directors shall be adopted by a majority vote of the shareholders present who shall represent one-third or more of the total number of shares in respect of which the shareholders are entitled to the exercise of the voting right. (Subsequent portions omitted.)	Article 16. A resolution electing Directors shall be adopted by a majority vote of the shareholders present who shall represent one-third or more of the voting rights of the whole shareholders of the Company. (Subsequent portions omitted.)

Articles 18 through 25. (Unchanged provisions omitted.)	Articles 17 through 24. (Unchanged.)
(New)	Article 25. The Company, by a resolution of the Board of Directors, may limit the liabilities of the Directors in accordance with the relevant statutes.
Article 28. A resolution electing Corporate Auditors shall be adopted by a majority vote of the shareholders present who shall represent one-third or more of the total number of shares in respect of which the shareholders are entitled to the exercise of the voting right.	Article 28. A resolution electing Corporate Auditors shall be adopted by a majority vote of the shareholders present who shall represent one-third or more of the voting rights of the whole shareholders of the Company.
(New)	Article 35. The Company, by a resolution of the Board of Directors, may limit the liabilities of the Corporate Auditors in accordance with the relevant statutes.
Articles 35 through 36. (Unchanged provisions omitted.)	Articles 36 through 37. (Unchanged.)
Article 37. Dividends on shares shall be paid to shareholders or registered pledgees who are recorded as such in the final Register of Shareholders of March 31. The Company may, by a resolution of the Board of Directors, distribute the money as provided for in Article 293-5 of the Commercial Code to shareholders or registered pledgees who are recorded as such in the final Register of Shareholders of September 30.	Article 38. Dividends on shares shall be paid to shareholders or registered pledgees who are recorded in writing or electronically as such in the final Register of Shareholders of March 31. The Company may, by a resolution of the Board of Directors, distribute the money as provided for in Article 293-5 of the Commercial Code to shareholders or registered pledgees who are recorded in writing or electronically as such in the final Register of Shareholders of September 30.
Article 38. (Unchanged provisions omitted.)	Article 39. (Unchanged.)

Article 39. For the purpose of the first payment of dividends and the first distribution of the monies pursuant to the second paragraph of Article 37 hereof for the shares issued as a result of conversion of convertible bonds, conversion shall be deemed to have been made on April 1, if the conversion is made during the period between April 1 and September 30, and on October 1, if the conversion is made during the period between October 1 and March 31 of the following year.	(To be deleted.)

Note: As reported in our Semi-Annual Business Report for the six months ended September 30, 2001, in accordance with the enforcement of the "Law Concerning Partial Amendments, etc. to the Commercial Code, etc." (Law No. 79, 2001) on October 1, 2001 which involves, among other things, the abolishment of par value share and unit share (*tan-i-kabu*) systems and establishment of the lot share (*tangen-kabu*) system, the Articles of Incorporation of Nippon Steel Corporation were partially amended effective October 1, 2001. In addition, in accordance with the enforcement of the "Law Concerning Partial Amendments to the Audit Special Exceptions Law" (Law No. 149, 2002) on May 1, 2002 which extends the statutory limit on the term of office of the Corporate Auditors by one (1) year, Article 29 of the Articles of Incorporation of Nippon Steel Corporation was partially amended effective on May 1, 2002 to read as follows; "The term of office of a Corporate Auditor shall terminate with the conclusion of the ordinary general meeting of shareholders pertaining to the last business period within four (4) years after his assumption of the office." The term of office of each of the Corporate Auditors holding office prior to the closing of the 79th Annual Meeting of Shareholders will not be affected by the above amendment, as so provided in the law above.

Item 5: Election of four (4) Directors

Four (4) of the current Directors, Hiroshi Suetsugu, Keiji Ichise, Yoshio Hyodo and Hiroshi Hotta, are retiring as of the closing of the 78th Annual Meeting of Shareholders. The Board of Directors proposes that for (4) Directors be elected.

The candidates for Directors are as follows:

Candidates for Directors

	Name (date of birth)	Brief personal history (with positions in other companies as representatives)	Number of shares of the Company owned
1	Atsushi Takeda (February 27, 1947)	May 1970: Joined Nippon Steel Corporation June 1995: General Manager, Structurals Sales Division, Structurals Division April 2000: General Manager, Flat Products Sales Division, Flat Products Division Assumed current position as Executive Counsellor and General Manager, Osaka Sales Office in April 2001	17,000
2	Yuki Iriyama (November 19, 1947)	May 1970: Joined Nippon Steel Corporation June 1993: General Manager, Planning & Coordination Division, Semiconductor Division June 1997: General Manager, Products development Division, Semiconductor Division May 1998 Deputy Director, Semiconductor Division April 1999 General Manager, Overseas Business Development Division Assumed current position as Executive Counsellor and General Manager, Overseas Business Development Division in April 2001	26,088
3	Itsuo Takahashi (February 3, 1948)	April 1973: Joined Nippon Steel Corporation June 1995: General Manager, Equipment Division, Nagoya Works June 1997: General Manager, Production Scheduling & Technical Control Division, Oita Works April 1999: Deputy General Superintendent, Oita Works Assumed current position as Executive Counsellor and General Superintendent, Oita Works in April 2002 (Representative Director and President, Steel Mining Corporation Oita)	22,000
4	Keisuke Kuroki (February 26, 1949)	April 1974: Joined Nippon Steel Corporation February 1997: General Manager, Equipment Division, Yawata Works April 1999: General Manager, Production & Technical Control Division, Yawata Works November 2000: Deputy General Superintendent, Yawata Works April 2001: General Manager, Business Process Innovation Division Assumed current position as Executive Counsellor and General Manager, Business Process Innovation Division in April 2002	10,000

Item 6: Election of three (3) Corporate Auditors

The term of office of the three (3) of the current Corporate Auditors, Katsuhiko Noro, Josei Itoh and Hisashi Tanikawa, ends at the conclusion of the 78th Annual Meeting of Shareholders. The Board of Directors proposes that three (3) Corporate Auditors be elected. The Board of Corporate Auditors have already consented to the submission of this proposal. Corporate Auditors Josei Ito and Hisashi Tanikawa qualify as outside Corporate Auditors under Article 18, paragraph 1 of the Audit Special Exceptions Law.

The candidate for Corporate Auditor is as follows:

Candidate for Corporate Auditor

Name (date of birth)		Brief personal history (with positions in other companies as representative)	Number of shares of the Company owned
1	Muneyuki Higuchi (June 13, 1948)	April 1973: Joined Nippon Steel Corporation February 1997: General Manager, Ironmaking Division, Oita Works June 1997: General Manager, Ironmaking Plant, Oita Works April 1999: General Manager, Plant Engineering Division, Plant Engineering & Technology Center, Technical Development Bureau Assumed current position as General Manager, Plant Engineering Division, Environment & Process Technology Center, Technical Development Bureau in April 2002	30,000
2	Josei Itoh (May 25, 1929)	March 1953: Joined Nippon Life Insurance Co. July 1989: Representative Director and President, Nippon Life Insurance Co. April 1997: Assumed current position as Representative Director and Chairman of the Board of Directors, Nippon Life Insurance Co. in April 2002 June 1999 Assumed current position as Corporate Auditor, Nippon Steel Corporation (Representative Director and Chairman of the Board of Directors, Nippon Life Insurance Co.)	10,000
3	Hisashi Tanikawa (June 21, 1929)	April 1966: Professor, Faculty of Political Science & Economics Seikei University April 1968 : Professor, Faculty of Law, Seikei University April 1998: Assumed current position as Professor Emeritus, Seikei University June 1999 Assumed current position as Corporate Auditor, Nippon Steel Corporation	10,000

Item 7: Retirement bonuses to retiring Directors and Corporate Auditor

The Board of Directors proposes to provide retirement bonuses to Directors Hiroshi Suetsugu, Keiji Ichise, Yoshio Hyodo and Hiroshi Hotta and Corporate Auditor Katsuhiko Noro, who are retiring at the conclusion of the 78th Annual Meeting of Shareholders, in accordance with Nippon Steel Corporation's standard as a reward for their services during their terms of office. The Board of Directors proposes to provide ¥304,500,000 in the aggregate to the retiring Directors and ¥4,900,000 to the retiring Corporate Auditor.

The brief histories of the retiring Directors and Corporate Auditor are as follows:

Name	Brief personal history
Hiroshi Suetsugu	June 1993: Director July 1993: Director and Director, President & CEO, Nippon Steel U.S.A., Inc. April 1997: Managing Director, Stainless Steel Division Assumed current position as Director in April 2002
Keiji Ichise	June 1997: Director and Representative Director & President, Nippon Steel Information & Communication Systems Inc. April 2000: Director and General Superintendent, Muroran Works, Bar and Wire Rod Division April 2001: Managing Director and General Superintendent, Muroran Works, Bar and Wire Rod Division Assumed current position as Director in April 2002
Yoshio Hyodo	June 1997: Director and General Manager, Raw Materials Division-1 April 1999: Director and Director, Urban Development Division June 2000: Director and Director, Urban Development Division and Representative Director & President, Nippon Steel Life Planning Co., Ltd. ,which name was changed to Nippon steel City Produce Inc., in April 2001 Assumed current position as Director and Director & President, Nippon steel City Produce Inc. in April 2002
Hiroshi Hotta	June 1999: Director and General Manager, Export Division April 2001 Director and Director, Plate division Assumed current position as Director in April 2002
Katsuhiko Noro	Assumed current position as full-time Corporate Auditor in June 1999

Map of Nippon Steel Corporation:

Omitted.

File No. 82-5175

NIPPON STEEL CORPORATION
77th Term Business Report
From April 1, 2001 to March 31, 2002

Nippon Steel Corporation
6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8071
Tel.: (03) 3242-4111

Report on Operations

77th Term: From April 1, 2001 to March 31, 2002

1. Review of Operations

(1) General Overview

(Progress and results of business and tasks ahead)

[The Japanese Economy and the Steel Industry]
The Japanese economy remained stagnant during fiscal 2001, with its growth rate on the minus side due to a retrenchment in public works expenditures, sluggish consumer spending and a substantial decline in private investments in plants and equipment.

In the steel industry, domestic demand rapidly decreased mainly from the construction and manufacturing industries, and the export sales environment deteriorated in the wake of a slowdown in economic activities overseas and other adverse factors. National crude steel output during fiscal 2001 totaled 102.06 million tons, 4.83 million tons below the previous fiscal year's level. Steel demand showed a far faster-than-expected decline in the first half of fiscal 2001. This led to a substantial rise in steel inventories, thus resulting in a rapid decrease in steel prices in both domestic and foreign markets.

[Management Policies]
In the unprecedentedly tough operating environment, Nippon Steel and its group companies en bloc made strenuous management efforts toward realizing higher profitability and a stronger financial structure on a consolidated basis in line with the Medium-Term Consolidated Business Plan (FY 2000 - 2002) which started in fiscal 2000.

(Steelmaking and steel fabrication)
The harsh operating conditions continued throughout fiscal 2001, as exemplified by the plunge in steel market prices both at home and abroad in the midst of sharply declining domestic steel demand and prolonged steel inventory adjustments worldwide.

Nippon Steel gave priority to the improvement of steel market prices and exercised prudence in tuning its steel production and shipments to demand moves from the first half of fiscal 2001. As a result, Nippon Steel's crude steel production fell 1.69 million tons below the previous fiscal year's level, to amount to 26.14 million tons in fiscal 2001. Under the circumstances, the Nippon Steel Group as a whole strove for additional and advanced implementation to a maximum extent of their projected cost-reducing and other profitability improvement measures.

In addition, in order to establish a firm position in the world steel industry, Nippon Steel aggressively promoted collaboration with domestic and foreign steelmakers. Among such collaboration with overseas steelmakers, Nippon Steel and Pohang Iron & Steel Co., Ltd. of Korea, under the Strategic Alliance Agreement between the two companies, have already embarked on specific collaboration measures in such fields as technological development, procurement of steelmaking raw materials and machinery and other materials, and information technologies. Besides, both companies proceeded with cross-purchasing of shares, as originally projected. Meanwhile, under the Global Strategic Alliance Agreement with Arcelor of the EU, Nippon Steel and Arcelor have already undertaken such technical cooperative activities as licensing arrangements and joint R&D concerning advanced technology in the area of automotive steel sheets, and have also started studying the possibility of cooperative projects in many other fields, including steel materials for construction and other overseas projects in the U.S.A. and other countries. In addition to these, Nippon Steel agreed with Thyssen Krupp Steel AG of Germany in April 2002 to commence a study on a comprehensive technical cooperation in the area of electrical steel.

Note: Arcelor was established in February 2002 by the consolidation of USINOR (France), Nippon Steel's original partner in the Global Strategic Alliance Agreement, with Arbed (Luxembourg) and Aceralia (Spain).

Among collaboration with domestic steelmakers, Nippon Steel entered into an agreement with Kobe Steel, Ltd. in December 2001 to pursue collaboration which includes mutual support in steelmaking and the joint promotion of cost-reducing measures in distribution, procurement and other similar areas. The collaboration has since been steadily implemented. Another agreement was reached between Nippon Steel and Sumitomo Metal Industries, Ltd. in February 2002, under which the two companies agreed to study possible cooperation in such areas as iron and steel making, downstream processes and stainless steel flat products.

Nippon Steel was also active in developing new products. Among them was 100 kgf/mm^2 cold-rolled high-strength steel sheet featuring excellent workability — a product that responds to the need for lighter weight of vehicles. The application of the technology to produce superhigh-HAZ (heat-affected zone) toughness steel with fine microstructure imparted by fine particles led to the development of steel plate possessing the world's highest strength and toughness. Orders for the new HAZ toughness steel have since been received mainly for such applications as offshore structures in North Sea oil fields and other frigid regions. Nippon Steel has also developed superhigh-strength bolts (SHTB) already in wide use for high-rise buildings and a variety of other new products to precisely meet user requirements.

Nippon Steel has also focused on strengthening its sales activities to realize higher value-added total solutions by offering the best solutions to various problems from the standpoint of users. What typify the pace of such moves are an aggressive approach to steel-framed houses in the area of residential construction and structural materials and the development of hydro-forming machines jointly with automobile makers.

Note: In the hydro-forming process, a steel tube filled with water is placed in a die and high hydrostatic pressure is applied to produce a component of the same shape as the die.

For many years Nippon Steel has positioned environmental conservation as one of the basis of the company's management policy and has squarely tackled such tasks as production process energy saving, reduction of environmentally harmful substances, minimized generation, recycling and effective utilization of steelworks by-products and development of eco-friendly steel products. Similar efforts now include the effective recycling of waste plastics in coke ovens and participation in the Kitakyushu Eco-Town Project.

In the future, Nippon Steel will continue to bring together all the energies of related sectors, including steelmaking and steel fabrication, engineering and construction, and research and engineering, and contribute positively to the establishment of a resources recycling-oriented society through, for example, promotion of the recycling of wastes as usable resources.

(Engineering and construction)

The severe operating environment continued for the engineering and construction sector throughout fiscal 2001, with increasingly intensive competition due to the decline in demand in Japan and abroad bringing down the prices of orders received. At Nippon Steel, orders were booked for natural gas-related projects and public construction projects under the PFI (private finance initiative) system in fiscal 2001, but those for other products shrunk, namely that for Nippon Steel-developed direct waste-melting plants which declined mainly due to seasonal factors in users' order placements. As a result, the value of order receipts in this sector was far lower than in the previous term.

Despite such unfavorable trends in new orders received, this sector achieved gains in both sales and profits during the term under review. This was because thoroughgoing measures were taken for reducing project costs while steadily implementing the backlog of orders received in the previous term . Henceforth, Nippon Steel will enhance its approaches toward overseas projects having high growth potential. At the same time, stepped-up efforts will focus on the promotion of customer-oriented solution businesses especially in such areas as the environment — already a serious social concern, energy involving the supply of thermal energy and urban redevelopment. The synergistic effect to be secured by joining forces with the steelmaking and steel fabrication sector will be brought into full play to this end.

(Urban development)
Nippon Steel is vigorously promoting condominium sales mainly in the Tokyo metropolitan area and also regional development projects capitalizing on company-owned land such as the Yawata-Higashida Comprehensive Development Project (in Kitakyushu) and the Hanada Development Project (in Sakai). These activities are steadily making profit.

In April 2002, to further solidify its business foundation, Nippon Steel integrated all operations of its Urban Development Division into Nippon Steel City Produce Inc., a wholly-owned subsidiary. By solidly integrating the know-how and networks these two entities have thus far amassed, Nippon Steel City Produce, an urban developer with unique characteristics, will endeavor to enhance its profitability.

(System solutions)
In April 2001, Nippon Steel transferred the operations of its Electronics & Information Systems Division to Nippon Steel Information & Communication Systems Inc. (ENICOM), a wholly-owned subsidiary. Concurrently with the consolidation, the name of ENICOM was changed to NS Solutions Corporation. NS Solutions Corporation has since been performing its business on a steady basis, and plans to be listed on the stock exchange soon.

(New material and other businesses)
In the new material businesses, the promotion of sales activities by making the most of the superior characteristics of Nippon Steel's products led to steady increases in sales of metal catalyst carriers for treating automobile emissions and some other products. But with the steep deceleration of information technology-related industries, demand for semiconductor-related products plunged substantially.

In the titanium business, sales registered an all-time high. While domestic shipments of rolled titanium products reached a new high, strenuous efforts were directed toward precisely meeting emerging needs in such areas as motorcycle parts and information technologies in addition to requirements in such traditional markets as large-scale power plant projects. The development of new products, including titanium foil, also contributed to the growth of Nippon Steel's sales.

In the electricity supply business, two Nippon Steel works, Muroran and Oita Works, were newly added to the list of successful electricity wholesalers, following Hirohata, Yawata and Kamaishi Works. Muroran Works started in October 2001 the wholesale supply of 100,000 kW to Hokkaido Electric Power Co., Inc. and in April 2002 Oita Works commenced the wholesale of 300,000 kW to Kyushu Electric Power Co., Ltd. Nippon Steel is also promoting the retail supply of electricity and liquefied natural gas supply.

(Capital procurement)
In the harsh management environment with profit margins shrinking, in order to provide capital requirements for payment of income taxes for the previous term, redemption of corporate bonds and repayment of long-term loans, Nippon Steel secured low-cost capital procurement through long-term loans under new schemes and the issuance of commercial papers and the like, watching closely the moves of the financial market.

(Sales and revenue)
Despite the aforementioned strenuous management endeavors in all directions, the precarious business climate during fiscal 2001 defied all immediate attempts at solution. This caused Nippon Steel's operating performance during the term under review to show far greater-than-anticipated deterioration. Despite the additional and advanced implementation of the projected profit-improving measures, sales during the term totaled ¥1,681.4 billion, a decrease of ¥167.3 billion from the previous term's level, due mainly to a persistent decline in steel prices in and after the first half of the term, in addition to curtailed production and shipments in response to sharply reduced demand. Non-consolidated ordinary profit similarly showed a steep decline of ¥78.0 billion from the previous term, to amount to ¥0.7 billion.

Meanwhile, a total special profit of ¥42.7 billion was recorded for the term, including a gain of ¥22.2 billion on contribution of securities to employee retirement benefit trust and the deposition profit of ¥14.6 billion of reserve for repairs for blast furnaces. But a total special loss of ¥91.0 billion was also recorded, including a loss of ¥84.7 billion on evaluation of investments in securities incurred due mainly to the enforcement of reevaluation of listed securities such as financial institutions' shares as well as unlisted stock of subsidiary and affiliates. As a result, the term saw a loss of ¥47.6 billion before income taxes and minority interest, and a net loss of ¥28.1 billion, a substantial worsening of ¥46.4 billion from the previous term's income level.

Under these severe circumstances, dividend payment on a steady basis being the basic principle of its corporate policy, Nippon Steel will pay a year-end dividend of ¥1.5 per share, unchanged from the previous term, through the liquidation of voluntary reserve. Nippon Steel decided not to post directors' and corporate auditors' bonuses at the end of this fiscal year, as was the case in the previous fiscal year.

The outline of the consolidated financial achievements for fiscal 2001 is shown in "Results of Business Integrations" on page 26.

[Future Agenda for Management]
Given such anticipated negative factors as the continuing curtailment of public works expenditures and sluggish private investment in plants and equipment, Nippon Steel expects that the harsh business environment will continue for the time being.

As for the operating environment surrounding the steel industry, the level of steel inventories in the domestic market is rapidly improving, coming down to an adequate level, as a result of the production curtailment instituted by each steel company in the latter half of fiscal 2001. Yet, the current situation still necessitates fine-tuned production and shipments at levels corresponding to demand levels.

Overseas, steel demand has begun recovery, mainly in East Asian countries, and inventory adjustments are proceeding worldwide. But the world steel industry must remain alert to protective moves against imports in several countries, as typified by the introduction of safeguard measures in the U.S.A. and the EU. Meanwhile, given the fact that today many steel enterprises in the world are unable to secure profits, the OECD started approaches toward worldwide adjustment of steel production facilities in 2001.

Under the circumstances, in the steelmaking and steel fabrication sector, Nippon Steel will direct its utmost efforts toward recovering profit as early as possible, by making efforts to increase steel prices and at the same time taking cost-reducing and all other possible measures. In addition, with the divisionally integrated operation system based on product item, Nippon Steel is committed to realizing high product-to-product competitive strength and profitability, while also enhancing collaboration with steelmakers at home and abroad and establishing a firm position in the world steel industry. In the engineering and construction and other business sectors, too, every possible effort will be made to improve and strengthen profitability amid the continuing severe operating environment.

In each business sector, Nippon Steel and its group companies en bloc are firmly resolved to swiftly respond to radically changing operating environments in Japan and abroad and reestablish a solid business foundation.

Nippon Steel would like to take this opportunity to ask its shareholders for their consideration of the aforementioned circumstances and for their continuing support.

(2) Sales Results

• Sales by segment

(Millions of yen)

Term		76th term			77th term (term under review)		
Market / Product name		(%) Domestic	(%) Export	(%) Total	(%) Domestic	(%) Export	(%) Total
Steel products	Sections	(9.1) 130,505	(3.9) 16,441	(8.0) 146,946	(8.6) 109,392	(9.1) 37,081	(8.7) 146,474
	Flat-rolled products	(43.6) 622,066	(65.4) 276,615	(48.6) 898,681	(41.9) 534,056	(62.6) 254,466	(46.9) 788,523
	Pipe and tubes	(4.9) 69,878	(2.5) 10,536	(4.4) 80,414	(5.2) 65,937	(2.4) 9,728	(4.5) 75,666
	Specialty steel products	(15.1) 215,143	(20.6) 87,023	(16.3) 302,166	(16.6) 211,275	(18.8) 76,662	(17.1) 287,938
	Secondary steel products	(1.6) 22,233	(0.1) 413	(1.2) 22,646	(1.5) 19,558	(0.1) 238	(1.2) 19,797
	Total	(74.3) 1,059,826	(92.5) 391,029	(78.5) 1,450,856	(73.8) 940,221	(93.0) 378,178	(78.4) 1,318,400
Pig iron, ingots and others		(1.4) 19,870	(0.0) 102	(1.1) 19,973	(1.3) 16,782	(0.0) 204	(1.0) 16,986
Engineering and construction		(14.9) 212,023	(6.4) 27,232	(12.9) 239,256	(17.4) 221,386	(5.7) 23,029	(14.5) 244,415
Urban development, chemicals and nonferrous materials, and electricity		(9.4) 134,161	(1.1) 4,462	(7.5) 138,623	(7.5) 96,318	(1.3) 5,286	(6.1) 101,604
Total		(100.0) 1,425,882	(100.0) 422,827	(100.0) 1,848,710	(100.0) 1,274,708	(100.0) 406,698	(100.0) 1,681,406

• Exports by region

(Millions of yen)

Term	76th term		77th term (term under review)	
Asia	282,877	(66.9) %	278,216	(68.4) %
Middle and Near East	16,793	(4.0)	25,368	(6.2)
Europe	34,160	(8.1)	20,398	(5.0)
North America	33,281	(7.9)	29,040	(7.2)
Central and South America	41,220	(9.7)	36,649	(9.0)
Africa	6,632	(1.6)	7,685	(1.9)
Oceania	7,862	(1.8)	9,339	(2.3)
Total	422,827	(100.0)	406,698	(100.0)

(3) Raw Materials

• Purchase volume of iron ore and coking coal

(Ten thousand tons)

Term	76th term		77th term (term under review)	
Raw material / Region of Purchase	(%) Iron ore	(%) Coking coal	(%) Iron ore	(%) Coking coal
Asia	(13.0) 556	(12.4) 261	(12.3) 509	(13.3) 280
Europe	(—) —	(3.8) 80	(—) —	(3.5) 73
North America	(0.7) 32	(25.3) 531	(0.7) 28	(18.7) 393
Central and South America	(24.9) 1,068	(—) —	(25.1) 1,039	(—) —
Africa	(4.5) 193	(0.2) 5	(4.1) 170	(—) —
Oceania	(56.9) 2,440	(58.2) 1,221	(57.8) 2,392	(64.5) 1,355
Total	(100.0) 4,289	(100.0) 2,098	(100.0) 4,138	(100.0) 2,101

(4) Plant and Equipment Investment

State of invested facilities	Subject name
Major equipment and facilities completed during the term	Kimitsu: Renovation of No. 3 blast furnace Muroran: New installation of wholesale electric power generation plant Yawata: Renovation of hot-dip galvanizing line
Major plant and equipment investment continued during the term	Kimitsu: Renovation of No. 4 blast furnace Oita: New installation of wholesale electric power generation plant

(5) Capital Procurement

Financing by capital increase or issuance of corporate bonds was not carried out during the term under review.

(6) Changes in Production, Financial Performance, Assets and Dividends

Term	74th term	75th term	76th term	77th term (term under review)
Production (million tons)				
Pig iron	25.64	25.42	26.66	26.86
Crude steel	23.20	25.62	27.83	26.14
Steel products	22.75	24.57	26.23	25.49
Net sales (¥billion)	1,918.5	1,810.8	1,848.7	1,681.4
Ordinary profit (¥billion)	50.2	42.6	78.7	0.7
Net income (loss) (¥billion)	0.5	0.2	18.3	(28.1)
Total assets (¥billion)	3,051.3	2,793.0	2,884.5	2,738.9
Shareholders' equity (¥billion)	783.9	773.9	866.7	793.5
Net income (loss) per share (Yen)	0.07	0.03	2.69	(4.13)
Net assets per share (Yen)	115.16	113.70	127.33	116.58
Cash dividends per share (Yen) (interim dividend included therein)	1.50 (—)	1.50 (—)	1.50 (—)	*1.50 (—)
Payout ratio (%)	1,953.4	3,838.5	55.6	—

Notes:

1. *Indicate the figure if the proposed plan for appropriation of profit for the 77th term is approved.
2. "Production of steel products" excludes consigned production and includes byproducts.
3. "Net income per share" is calculated based on the average number of shares issued during the term, and "Net assets per share" on the number of shares issued at the end of the term. Effective from the current term, the average number of shares issued during the term and the number of shares issued at the end of the term excludes the number of the owned shares.

[75th Term]
Despite the stagnant domestic demand for steel products, an appreciable increase in exports to Asia helped both national and Nippon Steel's crude steel production to exceed the level of the previous term. However, net sales decreased from the 74th term, due partly to a decline in the unit prices of steel products caused by weak markets and high appreciation of the yen. Despite maximum efforts to improve corporate profits, ordinary profit hovered at ¥42.6 billion, and net income was ¥0.2 billion due partly to the loss of special retirement allowances on volunteered retirement. Total assets for the 75th term declined considerably from the previous level, reflecting reduced cash and deposits, decrease of accounts receivable due to revision of terms of settlement, reduced inventories and write-offs of examination and research costs and software preparation costs, etc., as results of the implementation of the Accounting Standards, despite increases in tangible fixed assets and other assets.

[76th Term]
Crude steel production by both Nippon Steel and the Japanese steel industry increased over that of the 75th term, due chiefly to favorable steel exports to Asia in the first half of the term, in addition to a steady trend in domestic steel demand throughout the term. The increased production and shipments of steel products especially in the first half of the term, which more than offset a decline in the unit prices of steel products, led to a gain in net sales over those of the 75th term. Despite such profit-reducing factors as the increase in crude oil prices, ordinary profit amounted to ¥78.7 billion, due to cost-cutting and other measures. However, as a result of the special loss recorded, including a lump-sum amortization charge in respect of the transition obligation for the new accounting standard and a loss on equipment shut down, and the special profit recorded, including a gain on the contribution of securities to the employee retirement benefit trust, net income was ¥18.3 billion. Total assets for the 76th term increased over those of the previous term, reflecting a considerable increase in the available-for-sale securities of investments in securities with market quotations available due to the application of market quotation method, despite reductions in cash and deposits and tangible fixed assets.

[77th Term (term under review)]
The business conditions for the 77th term were as described in "(1) General Overview" above. Total assets decreased from the level at the end of the 76th term, reflecting mainly a substantial decline in investments in securities due to the enforcement of reevaluation of listed securities such as financial institutions' shares and unlisted stock of subsidiary and affiliates, as well as a decrease in the latent profit of listed stocks caused by declining market values.

2. Outline of the Corporation (as of March 31, 2002)

(1) Major Business Operations

Steel products	Sections	Rails, sheet piles, H-beams and other shapes; bars, bar-in-coils, low-carbon and high-carbon wire rods
	Flat rolled products	Heavy plates, medium plates, hot-rolled sheets, cold-rolled sheets; tinplate, tin-free steel, galvanized sheets and other metallic coated sheets, precoated sheets; electrical steel sheets
	Pipe and tubes	Seamless, butt-welded, electric-resistance welded, electric-arc welded, cold-drawn and coated pipe and tubes
	Specialty steel products	Stainless steel, machine structural carbon steel, structural alloy steel, spring steel, bearing steel, heat-resistant steel, free-cutting steel, piano wire rods, high-strength steel
	Secondary steel products	H-beam bridges, steel segments, gratings, PANZERMAST, vibration-damping sheets and plates, NS Louver
Pig iron, steel ingots and others		Steelmaking pig iron, foundry pig iron, steel ingots, steel slag products
Engineering and construction		Iron- and steelmaking plants, factory automation and distribution automation systems, molds, rolls, industrial machinery, industrial furnaces Environmental plants, waterworks and water-treatment plants Energy facilities, chemical plants, storage tanks, on-land and offshore pipelines Offshore structure fabrication/construction, civil engineering work, bride fabrication/construction, pipe piling work Building construction, steel-structure construction, trusses, standardized buildings Iron- and steelmaking plant construction engineering, operation assistance, iron- and steelmaking know-how provision
Urban development		Urban development, condominiums and other real estates
Chemicals and nonferrous materials		Coal tar, ammonium sulfate Rolled titanium products, aluminum products Fine ceramic products, rolled metallic foils, metal catalyst carriers for cleaning automobile emissions, carbon-fiber composite products
Electricity		Supply of electricity

(2) **Major Plants, Research Institutes, Domestic Sales Offices and Overseas Offices**

Plants	Yawata Works, Muroran Works, Kamaishi Works, Hirohata Works, Hikari Works, Nagoya Works, Sakai Works, Kimitsu Works, Oita Works, Tokyo Works Machinery, Castings & Forgings Division (Kitakyushu) Wakamatsu Fabrication Center
Research institutes	Steel Research Laboratories, Advanced Technology Research Laboratories and Plant Engineering & Technology Center (at Comprehensive Technology Center in Futtsu) R&D Laboratories (in Yawata, Muroran, Hirohata, Hikari, Nagoya, Kimitsu and Oita Works)
Domestic sales offices	Hokkaido, Tohoku, Niigata, Nagoya, Osaka, Chugoku, Kyushu Muroran, Aomori, Akita, Morioka, Kamaishi, Chiba, Yokohama, Nagano, Toyama, Shizuoka, Minokamo, Daio, Wakayama, Kobe, Okayama, Hikari, Takamatsu, Kitakyushu, Oita, Nagasaki, Kumamoto, Miyazaki, Kagoshima, Naha
Overseas offices	Düsseldorf, London, Sydney, Bangkok, Rio de Janeiro, São Paulo, Beijing, Shanghai, Guangzhou

Notes:
1. Following the organizational reshuffling implemented on April 1, 2002, the name of the Plant Engineering & Technology Center was changed to the Environment & Process Technology Center.
2. Hokkaido, Tohoku, Chugoku and Kyushu Sales Offices are located in Sapporo, Sendai, Hiroshima and Fukuoka, respectively.
3. Nippon Steel U.S.A. Inc. performs office functions covering North America and Central America in New York, Chicago and Houston.
4. Nippon Steel Southeast Asia Pte. Ltd. performs office functions covering Southeast Asia in Singapore.

(3) Overview on Shares

- Total number of shares authorized to be issued: 9,917,077,000
- Number of shares issued: 6,806,980,977
- Number of shareholders: 507,530
- Acquisition, deposition and holding of owned shares

① Acquired shares

Acquisition by purchase of less than one lot shares (*tangenkabu*)

Number of ordinary shares 238,738

Total acquisition cost (¥) 45,101,738

Note: Acquisition by purchase of less than one lot (1,000) shares (*tangenkabu*) is described by including 124,275 shares, acquired by purchase of less than one unit shares (tanikabu), and the total acquisition cost amounting to ¥24,239,884.

② Deposited shares

Number of ordinary shares 124,000

Total deposition cost (¥) 24,403,725

Note: Disposed shares are all those disposed by sale the shares acquired by purchase of less than one unit shares.

③ Shares held at the term end

Number of ordinary shares 120,305

- Major shareholders

Name	Number of shares held (Million)	Voting right percentage (%)	Investment by Nippon Steel in the relevant shareholders	
			Number of shares held (Million)	Voting right percentage (%)
Japan Trustee Services Bank, Ltd.	388	5.7	—	—
The Mitsubishi Trust & Banking Corporation	362	5.4	—	—
Mitsui Asset Trust and Banking Company, Limited	331	4.9	—	—
Nippon Life Insurance Co.	241	3.6	—	—
State Street Bank & Trust Company	225	3.3	—	—
The Industrial Bank of Japan, Ltd.	208	3.1	—	—
UFJ Trust Bank Limited	206	3.1	—	—
Trust & Custody Service Bank, Ltd.	181	2.7	—	—
The Meiji Mutual Life Insurance Co.	174	2.6	—	—
The Dai-ichi Mutual Life Insurance Co.	156	2.3	—	—

Notes:

1. The number of shares relative to trust services included in the "number of shares held" covers the total number of shares for Japan Trustee Service Bank, Ltd., 331 million shares for the Mitsubishi Trust & Banking Corporation, the total number of shares for Mitsui Asset Trust and Banking Company, Limited, 201 million shares for UFJ Trust Bank Limited and the total number of shares for Trust & Custody Service Bank, Ltd..

2. The Bank of Tokyo-Mitsubishi, Ltd., a wholly-owned subsidiary of Tokyo-Mitsubishi Financial Group Corporation, along with the Mitsubishi Trust & Banking Corporation, holds 116 million shares (voting right percentage 1.7%) of Nippon Steel. Nippon Steel holds 47,948 shares (voting right percentage 0.9%) of Tokyo-Mitsubishi Financial Group Corporation.
3. Nippon Steel holds 1,848,156 shares (voting right percentage 0.2%) of Mitsui Trust Holdings, Inc., a parent company of Mitsui Asset Trust and Banking Company, Limited. The Chuo Mitsui Trust & Banking Co., Ltd., a wholly-owned subsidiary of Mitsui Trust Holding Co., Ltd., holds 68 million shares (voting right percentage 1.0%)of Nippon Steel.
4. The Fuji Bank, Limited, a wholly-owned subsidiary of Mizuho Holdings, Inc., along with the Industrial Bank of Japan, holds 107 million shares (voting right percentage 1.6%) of Nippon Steel. Nippon Steel holds 80,523 shares (voting right percentage 0.9%) of Mizuho Holdings, Inc.
5. UFJ Bank, a wholly-owned subsidiary of UFJ Holdings, Inc., along with UFJ Trust Bank Limited, holds 93 million shares (voting right percentage 1.4%) of Nippon Steel. Nippon Steel holds 33,026 shares (voting right percentage 0.7%) of UFJ Holding Corporation.

(4) Major Creditors

Creditor	Balance of borrowings (Billions of yen)	Investment by the relevant creditor in Nippon Steel	
		Number of shares held (Million)	Voting right percentage (%)
Nippon Life Insurance Co.	93.5	241	3.6
The Meiji Life Insurance Co.	67.0	174	2.6
The Dai-ichi Mutual Life Insurance Co.	57.0	156	2.3
The Industrial Bank of Japan, Ltd.	46.7	208	3.1
Sumitomo Life Insurance Co.	44.0	49	0.7
The Norinchukin Bank	36.5	—	—0.3
The Taiyo Mutual Life Insurance Co.	35.7	20	1.6
Mitsui Sumitomo Bank	28.9	105	1.7
The Bank of Tokyo Mitsubishi, Ltd.	26.7	116	0.3
National Mutual Insurance Federation of Agricultural Cooperatives	20.7	18	

Notes:
1. The balance of borrowings from the Fuji Bank, Limited, a wholly-owned subsidiary of Mizuho Holdings, along with the Industrial Bank of Japan, Ltd., is ¥11.6 billion.
2. The balance of borrowings from the Mitsubishi Trust & Banking Corporation, a wholly-owned subsidiary of Tokyo-Mitsubishi Financial Group, along with the Bank of Tokyo-Mitsubishi, Ltd., is ¥4.3 billion.

(5) Executive Management

Position and name	Business overseen or major role
Representative Director and Chairman of the Board of Directors: Takashi Imai	
Representative Director and President: Akira Chihaya	
Representative Director and Executive Vice Presidents: Tetsuo Seki	Oversees accounting & finance and affiliated companies administration; CFO
Makoto Kihara	Oversees corporate planning, general administration, business process innovation, personnel & labor relations, overseas business development, urban development, new materials, silicon wafers, system solutions and overseas offices
Iwao Koyama	Director, Engineering Divisions Group; oversees domestic sales offices
Akio Mimura	Oversees sales administration & planning, exports, project development, steel products and machinery & materials; cooperates with Executive Vice President Koyama on domestic sales offices
Tetsuro Ohashi	Director, Technical Development Bureau
Okitsugu Mantani	Oversees environmental management, intellectual property, technical administration & planning and raw materials

Managing Directors:	
Hiroshi Suetsugu	Director, Stainless Steel Division; in charge of titanium products
Jyujiro Yagi	Deputy Director, Engineering Divisions Group (plant & machinery, environmental plant & waterworks, building construction, and technical cooperation)
Toshio Yonezawa	In charge of corporate planning, general administration, overseas business development, environmental management and silicon wafers; General Manager, Brazil CGL Project Group
Seiki Miyamoto	Director, Flat Products Division; in charge of sales administration & planning
Haruhiko Okumura	General Superintendent, Kimitsu Works
Keiji Ichise	General Superintendent, Muroran Works, Bar & Wire Rod Division
Hideki Saito	In charge of raw materials and machinery & materials
Yasushi Sawada	Cooperates with Director, Flat Products Division on flat products and General Manager, Brazil CGL Project Group on Brazil CGL Project; in charge of NSC I/N Project Technical Group
Takashi Hirao	In charge of intellectual property and technical administration & planning; assists Executive Vice President Mimura in steel products
Nobuyoshi Fujiwara	Director, Bar & Wire Rod Division; Director, Structurals Division; in charge of project development
Makoto Haya	In charge of personnel & labor relations, affiliated companies and new materials
Motoyoshi Nishikawa	Assists Executive Vice President Kihara in legal affairs and internal audits

Directors	
Yoshio Hyodo	Director, Urban Development Division; Representative Director and President, Nippon Steel City Produce Inc.
Hiroshi Hotta	Director, Plate Division; assists Executive Vice President Kihara in overseas business development; in charge of special matters on exports; assists General Manager, Brazil CGL Project Group on Brazil CGL Project
Hideki Furuno	General Superintendent, Yawata Works
Naoki Okumura	Director, Steel Research Laboratories, Technical Development Bureau
Kazuo Nagahiro	General Superintendent, Nagoya Works
Hideaki Sekizawa	General Manager, General Administration Div.
Nobuhiko Yoshida	General Manager, Corporate Planning Div.; General Manager, Silicon Wafer Division
Shinichi Kaminaga	Director, Environmental Plant & Waterworks Division, Engineering Divisions Group
Hiroshi Shima	General Superintendent, Oita Works
Shoji Muneoka	General Manager, Corporate Secretariat Div.
Toshio Ochiai	Deputy Director, Engineering Divisions Group (energy facilities engineering, civil engineering & marine construction)
Mitsuo Kitagawa	General Manager, Raw Materials Div.-II

Directors	
Koichi Nakamura	General Superintendent, Sakai Works, Structurals Division
Tetsuo Imakubo	General Manager, Export Div.
Bunyuu Futamura	General Manager, Technical Administration & Planning Div.; assists Executive Vice President Kihara in business process innovation
Hiromu Fujii	General Superintendent, Hirohata Works
Kiichiro Masuda	General Manager, Sales Administration & Planning Div.; assists Executive Vice President Kihara in business process innovation
Hidemi Ohta	Director, Civil Engineering & Marine Construction Division, Engineering Divisions Group
Katsutoshi Kurikawa	General Manager, Structurals Sales Div., Structurals Division
Junji Oota	General Manager, Affiliated Companies Administration Div.
Tetsuo Eto	General Superintendent, Hikari Works, Stainless Steel Division
Senior Corporate Auditor (full-time):	
Takeshi Yoshii	
Corporate Auditors (full-time):	
Katsuhiko Noro	
Akira Shoga	
Corporate Auditors:	
Josei Itoh	Representative Director and Chairman of the Board of Directors, Nippon Life Insurance Co.
Hisashi Tanikawa	Professor Emeritus, Seikei University
Yoichi Kaya	Professor Emeritus, Tokyo University

The corporate auditors Josei Itoh, Hisashi Tanikawa and Yoichi Kaya are outside auditors provided for in Section 1, Article 18 of the Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc., of Kabushiki Kaisha.

The directors and corporate auditors who retired during the term under review are as follows:

Position at retirement and name	Date of retirement	Business role at retirement
Directors:		
Ryoji Terakado	June 27, 2001	Attached to the President
Mutsumi Ohji	June 27, 2001	Attached to the President
Tsunemi Nishi	June 27, 2001	Attached to the President
Shingo Satoh	June 27, 2001	Attached to the President
Toshihiko Ono	June 27, 2001	Attached to the President
Shiro Mochizuki	June 27, 2001	Attached to the President
Hiroki Sasaki	June 27, 2001	Attached to the President
Tadashi Imai	June 27, 2001	Attached to the President
Shigeru Suzuki	June 27, 2001	Attached to the President
Shigeto Tanaka	June 27, 2001	Attached to the President
Corporate Auditor (full-time):		
Takao Onitake	June 27, 2001	

The executive management of Nippon Steel consists of the following directors and auditors as of April 1, 2002.

Position and name	Business overseen or major role
Representative Director and Chairman of the Board of Directors:	
Takashi Imai	
Representative Director and President:	
Akira Chihaya	
Representative Director and Executive Vice Presidents:	
Tetsuo Seki	Oversees accounting & finance and affiliated companies administration; CFO
Makoto Kihara	Oversees corporate planning, general administration, business process innovation, personnel & labor relations, overseas business development, new materials, silicon wafers and overseas offices
Iwao Koyama	Director, Engineering Divisions Group; oversees domestic sales offices
Akio Mimura	Oversees sales administration & planning, exports, project development, steel products and machinery & materials; cooperates with Executive Vice President Koyama on domestic sales offices
Tetsuro Ohashi	Director, Technical Development Bureau
Okitsugu Mantani	Oversees environmental management, intellectual property, technical administration & planning and raw materials

Managing Directors:	
Jyujiro Yagi	Deputy Director, Engineering Divisions Group (plant & machinery, environmental plant & waterworks, building construction, and technical cooperation)
Toshio Yonezawa	In charge of corporate planning, general administration, overseas business development, environmental management and silicon wafers; General Manager, Brazil CGL Project Group
Seiki Miyamoto	Director, Flat Products Division; in charge of sales administration & planning
Haruhiko Okumura	General Superintendent, Kimitsu Works
Hideki Saito	In charge of raw materials and machinery & materials
Yasushi Sawada	Cooperates with Director, Flat Products Division on flat products and General Manager, Brazil CGL Project Group on Brazil CGL Project; in charge of NSC I/N Project Technical Group
Takashi Hirao	In charge of intellectual property and technical administration & planning; assists Executive Vice President Mimura in steel products
Nobuyoshi Fujiwara	Director, Plate Division; Director, Bar & Wire Rod Division; in charge of titanium products
Makoto Haya	In charge of personnel & labor relations, affiliated companies and new materials
Motoyoshi Nishikawa	Assists Executive Vice President Kihara in legal affairs and internal audits
Toshio Ochiai	Deputy Director, Engineering Divisions Group (energy facilities engineering, civil engineering & marine construction)

Directors:	
Hiroshi Suetsugu	Attached to the President
Keiji Ichise	Attached to the President
Yoshio Hyodo	Attached to the President Representative Director and President, Nippon Steel City Produce Inc.
Hiroshi Hotta	Attached to the President
Hideki Furuno	General Superintendent, Yawata Works
Naoki Okumura	Director, Steel Research Laboratories, Technical Development Bureau
Kazuo Nagahiro	General Superintendent, Nagoya Works
Hideaki Sekizawa	General Manager, General Administration Div.
Nobuhiko Yoshida	General Manager, Corporate Planning Div.; General Manager, Silicon Wafer Division
Shinichi Kaminaga	Director, Environmental Plant & Waterworks Division, Engineering Divisions Group
Hiroshi Shima	General Superintendent, Muroran Works, Bar & Wire Rod Division
Shoji Muneoka	General Manager, Corporate Secretariat Div.
Mitsuo Kitagawa	General Manager, Raw Materials Div.-II

Directors	
Koichi Nakamura	General Superintendent, Sakai Works, Structurals Division
Tetsuo Imakubo	General Manager, Export Div. ; assists General Manager, Brazil CGL Project Group on Brazil CGL Project
Bunyuu Futamura	General Manager, Technical Administration & Planning Div.; assists Executive Vice President Kihara in business process innovation
Hiromu Fujii	General Superintendent, Hirohata Works
Kiichiro Masuda	General Manager, Sales Administration & Planning Div.; assists Executive Vice President Kihara in business process innovation
Hidemi Ohta	Director, Civil Engineering & Marine Construction Division, Engineering Divisions Group
Katsutoshi Kurikawa	Director, Structurals Division; in charge of project development
Junji Oota	General Manager, Affiliated Companies Administration Div.
Tetsuo Eto	Director, Stainless Steel Division; General Superintendent, Hikari Works, Stainless Steel Division
Senior Corporate Auditor (full-time):	
Takeshi Yoshii	
Corporate Auditors (full-time):	
Katsuhiko Noro	
Akira Shoga	
Corporate Auditors:	
Josei Itoh	Representative Director and Chairman of the Board of Directors, Nippon Life Insurance Co.
Hisashi Tanikawa	Professor Emeritus, Seikei University
Yoichi Kaya	Professor Emeritus, Tokyo University

• Remunerations and other payments required in achieving responsibilities

Kind of payment		Payment in the term (¥)
Directors	Remunerations	1,182,228,000
	Retirement bonus	914,500,000
Corporate auditors	Remunerations	88,140,000
	Retirement bonus	69,800,000

Note: Remunerations to directors include the amount of salary (including bonuses) paid to directors who work concurrently as employees and directors for services rendered in their capacities as employees.

(6) Employee Data

• Number of employees

Division	Number of employees	Division	Number of employees
Head office	1,012	Engineering Divisions Group	1,407
Yawata Works	3,031	Urban Development Division	39
Muroran Works	501	New Materials Division and Silicon Wafer Division	43
Kamaishi Works	190	Technical Development Bureau	974
Hirohata Works	1,089	Domestic sales offices	489
Hikari Works	906	Overseas offices	29
Nagoya Works	2,741	Total	17,370
Sakai Works	212		
Kimitsu Works	3,048		
Oita Works	1,559		
Tokyo Works	100		

Notes:

1. The number of employees does not include 14 employees who have been seconded from other companies (five to the head office, one to Hirohata Works, two to Hikari Works and six to Nagoya Works).
2. The number of employees does not include 7,993 employees who have been seconded to other companies.
3. The number of employees at the end of fiscal 2001 declined by 1,548 compared with the previous fiscal year-end total of 18,918 persons.

• Average age of employees 41.5 years old
• Average employment years 21.7 years

(7) **Overview of Important Business Combinations**

• Important subsidiaries and affiliates

(Steelmaking and steel fabrication)

Company name	Paid-in capital (Millions of yen)	Voting right percentage (%)	Principal business
Hokkai Iron & Coke Co., Ltd.	9,255	80.0	Manufacture and sale of pig iron, blast-furnace slag, coke, etc.
Osaka Steel Co., Ltd.	8,769	*60.9	Manufacture and sale of shapes, deformed bars, fabricated steel products and billets
Nippon Steel Metal Products Co., Ltd.	5,912	*83.0	Manufacture and sale of structural materials for buildings and civil engineering, pre-painted galvanized sheets, steelmaking fluxes and CC powder
Nittetsu Steel Pipe Co., Ltd.	3,497	*54.4	Manufacture, painting and sale of pipe and tubes
Nippon Steel Logistics Co., Ltd.	2,238	*58.1	Ocean and land transportation, warehousing
Nippon Steel Shipping Co., Ltd.	2,227	76.0	Ocean transportation
Nippon Steel Welding Products & Engineering Co., Ltd.	2,200	68.2	Manufacture and sale of welding materials and apparatus
Taiyo Steel Co., Ltd.	1,800	66.7	Manufacture and sale of galvanized sheets, pre-painted galvanized sheets, coated steel sheets and building materials
Nippon Steel Drum Co., Ltd.	1,654	*55.4	Manufacture and sale of drums
Nippon Steel Blast Furnace Slag Cement Co., Ltd.	1,500	100.0	Manufacture and sale of cement and slag products
Nittetsu Cement Co., Ltd.	1,500	55.0	Manufacture and sale of cement
Nittetsu Elex Co., Ltd.	1,032	90.3	Design, maintenance and construction related to electrical instrumentation apparatus
Nippon Steel Transportation Co., Ltd.	500	*86.4	Harbor and land transportation, cargo handling
Nippon Steel U.S.A., Inc.	US$ 22 million	100.0	Investment and financing in business entities and information gathering in the United States
Nippon Steel Australia Pty. Limited	A$21 million	100.0	Sydney Office (local firm), participation in mining business in Australia
Siam Nippon Steel Pipe Co., Ltd.	Thai Baht 779 million	63.3	Manufacture and sale of electrical-resistance welded pipe and tubes for machine structural applications
Nippon Steel Development Canada Ltd.	C$10 million	100.0	Sale of coal produced in Alberta, Canada
Daido Steel Sheet Corporation	9,562	43.0	Manufacture and sale of galvanized sheets, pre-painted galvanized sheets, coated steel sheets and building materials

Nichia Steel Works Ltd.	8,604	24.1	Manufacture and sale of wire rods, bolts and pre-painted galvanized sheets
Japan Casting & Forging Corp.	6,000	42.0	Manufacture and sale of castings, forgings, ingots, billets, etc.
Krosaki Harima Corporation	5,537	45.7	Manufacture and sale of refractories and construction of furnaces
Taihei Kogyo Co., Ltd.	5,468	*38.0	Execution of civil engineering and construction, manufacture and installation of machinery and equipment, ironmaking operations
Nittetsu Mining Co., Ltd.	4,176	20.4	Mining and sale of limestone, dolomite and crushed stone, manufacture and sale of electrolytic copper
Geostr Corporation	3,352	*26.0	Manufacture and sale of concrete products for civil engineering and construction
Daiwa Can Company	2,400	33.4	Manufacture and sale of metallic, plastic and paper containers
Seitetsu Unyu Co., Ltd.	2,000	30.0	Harbor and land transportation, cargo handling
Sanko Metal Industrial Co., Ltd.	1,980	*17.4	Manufacture, processing, construction and sale relating to metallic roofs, building materials, etc.
Takasago Tekko K.K.	1,504	19.4	Manufacture and sale of cold-finished stainless and specialty steel
Suzuki Metal Industry Co., Ltd.	1,200	22.2	Manufacture and sale of wire rod fabricated products
Sanyu Co., Ltd.	1,028	*17.2	Manufacture and sale of cold-finished bars and cold-heading wire
Kyushu Refractories Co., Ltd.	754	15.2	Manufacture and sale of refractories
The Siam United Steel (1995) Company Limited	Thai Baht 9,000 million	36.3	Manufacture and sale of cold-rolled steel sheets
Guangzhou Pacific Tinplate Co., Ltd.	US$36 million	27.3	Manufacture and sale of tinplate

(Urban development)

Nippon Steel City Produce Inc.	750	100.0	Sale, purchase and lease of real estates

(Chemicals and nonferrous materials)

Nippon Steel Chemical Co., Ltd.	40,966	*67.8	Manufacture and sale of coke and chemical products
Yutaka Electric Mfg. Co., Ltd.	975	75.3	Manufacture and sale of power supply equipment and transformers for electronic apparatus
Wacker NSCE Corporation	13,500	45.0	Manufacture and sale of silicon wafers

(Electronics and information systems)

NS Solutions Corporation	6,838	99.4	Engineering and consulting concerning computer systems

(Services and others)

Nittetsu Finance Co., Ltd.	1,000	100.0	Financing, debt factoring
Sanbinasu Takarazuka Co., Ltd.	775	*100.0	Management of nursing homes for the elderly
Nittetsu Kagoshima Geothermal Co., Ltd.	700	70.0	Production and sale of geothermal steam for power generation
Nippon Steel International Finance PLC	US$10 million	100.0	Capital procurement and investment in the Euro market
Nippon Steel Southeast Asia Pte. Ltd.	Singapore$ 16 million	100.0	Investment in Asian business entities and information gathering
Nippon Steel Trading Co., Ltd.	11,978	*49.6	Sale and purchase of steel and nonferrous materials, machinery, raw materials and fuels
Kyushu Oil Company, Limited	6,300	36.0	Petroleum refining and sale of petroleum products
Tetra Co., Ltd.	2,251	*22.4	Execution of civil engineering, lease of block molds
Space World, Inc.	2,000	*46.0	Management of space-oriented training facilities, exhibition and leisure facilities

Notes:
1. *Includes shares owned by subsidiaries
2. Effective from the current term, some companies previously categorized in "urban development" were transferred to "services and others" based on the actual group management of business activities.

○ Progress of business integration

• Nippon Steel Logistics Co., Ltd. and Nittetsu Ryutsu Center, consolidated subsidiaries of Nippon Steel, merged on April 1, 2002.
• Nippon Steel Welding Products & Engineering Co., Ltd., a consolidated subsidiary of Nippon Steel, and Sumitomo Welding Industries, Ltd., a consolidated subsidiary of Sumitomo Metal Industries, Ltd., will implement corporate spin-offs on July 1, 2002 for the purpose of conducting jointly their welding materials and equipment operations.
• Daido Steel Sheet Corporation and Taiyo Steel Co., Ltd., consolidated subsidiaries of Nippon Steel, agreed to integrate the businesses relating to the manufacture and sale of galvanized steel, painted steel and structural materials such as panels on October 1, 2002.
• Nittetsu Column Co., Ltd., listed in "Important subsidiaries and affiliates" in the previous term, has become an unimportant subsidiary due to its reduction of capital implemented in the term, and thus is no longer listed in the above.
• Nippon Steel Life Planning Co., Ltd. changed its name to Nippon Steel City Produce Inc. on April 1, 2001, and took over all operations of Nippon Steel's Urban Development Division on April 1, 2002 through corporate spin-off and absorption.
• Nippon Steel Information & Communication Systems Inc. assumed operations of Nippon Steel's Electronics & Information Systems Division on April 1, 2001, and changed its name to NS Solutions Corporation.
• In July 2002, Nippon Steel Trading Co., Ltd. is set to implement its reduction of nearly whole sum of capital, which is not accompanied by the reduction in the number of shares issued and to undertake a capital increase in which Nippon Steel will subscribe for ¥10.0 billion of non-voting preferred shares. Further, in October 2002, Nippon Steel Trading Co., Ltd. is set to undertake a capital increase in which Mitsui & Co. Ltd. will subscribe for approximately ¥1.5 billion of ordinary shares and approximately ¥1.0 billion of non-voting ordinary shares.

○ Results of business integrations
Consolidated subsidiaries totaled 254(256 in the previous term) and affiliates to which the equity method was applied totaled 87 (88 in the previous term), including the important subsidiaries and affiliates listed above. Consolidated sales were ¥2,581.3 billion, a decrease of ¥169.0 billion from the previous term. Consolidated ordinary profit decreased by ¥94.6 billion to ¥16.7 billion. Consolidated net loss for fiscal 2001 was ¥28.4 billion, a worsening of ¥54.8 billion from the previous term.

Note: The figures are rounded down for presentation in this Report on Operations.

Nonconsolidated Balance Sheets

As of March 31, 2002
(Millions of yen)

Account	Amount
(Assets)	
Current assets:	819,794
Cash and bank deposits	16,411
Notes receivable	6,082
Accounts receivable—trade	197,107
Finished products	68,659
Semifinished products	97,310
Work in process	72,070
Raw materials	61,880
Supplies	127,330
Advances	4,430
Prepaid expenses	83,169
Deferred tax assets	26,700
Accounts receivable	52,342
Other	7,774
Less: Allowance for doubtful accounts	(1,475)
Fixed assets:	1,919,178
Tangible fixed assets:	1,252,277
Buildings	202,409
Structures	112,977
Machinery and equipment	610,818
Ships	546
Vehicle and delivery equipment	3,382
Tools, furniture and fixture	14,780
Land	225,900
Construction in progress	81,461
Intangible fixed assets:	8,287
Patents and utility rights	1,593
Software	6,693
Investments and others:	658,613
Investments in securities	453,465
Investments in subsidiaries and affiliates	171,698
Long-term loans receivable	4,914
Long-term prepaid expenses	5,264
Other	31,253
Less: Allowance for doubtful accounts	(7,982)
Total assets:	2,738,973

(Millions of yen)

Account	Amount
(Liabilities)	
Current liabilities:	944,953
Notes payable	5,140
Accounts payable—trade	143,282
Short-term loans	188,606
Commercial paper	116,000
Bonds and notes due within one year	110,000
Accounts payable	82,950
Income taxes payable	128
Accrued expenses	256,845
Advances received	35,044
Deposits payable	3,608
Allowance for loss from facilities	–
shutdown	3,367
Other	
	1,000,463
Long-term liabilities:	
Bonds and notes	275,000
Convertible bonds	98,729
Long-term loans	452,139
Deferred tax liabilities	48,800
Reserve for retirement benefits	78,013
Reserve for repair for blast furnaces	46,949
Other	831
Total liabilities	1,945,416
(Shareholders' equity)	
Common stock:	419,524
Common stock	419,524
Statutory reserve:	204,820
Additional paid-in capital	105,518
Legal reserve	99,302
Retained earnings:	119,440
Reserve for accelerated depreciation	2,093
Reserve for loss from investments	103
Reserve for fixed assets reduction	104,819
Voluntary reserve	20,000
Unappropriated income for the term	(7,575)
[Net income (loss)]	(28,129)
Difference on reevaluation of other investments in securities:	49,792
Difference on reevaluation of other investments in securities	49,792
Treasury stock	(21)
Total shareholders' equity	793,557
Total liabilities and shareholders' equity	2,738,973

Nonconsolidated Statements of Income

77th Term (From April 1, 2001, to March 31, 2002)
(Millions of yen)

Account	Amount	
(Ordinary Profit/Loss)		
Operating section		
Revenue from operations		
Net sales		1,681,406
Operating costs and expenses		
Cost of sales	1,483,813	
Selling, general and administrative expenses	165,863	1,649,676
Operating profit		31,729
Nonoperating section		
Nonoperating profit		
Interest and dividend income	14,416	
Miscellaneous	9,821	24,238
Nonoperating loss		
Interest expense and discount charges	24,139	
Miscellaneous	31,125	55,265
Ordinary profit		702
(Special Profit/Loss)		
Special profit		
Gain on sales of tangible fixed assets	4,794	
Gain on sales of investments in securities and others	1,016	
Gain on securities contribution to employee retirement benefit trust	22,265	
Disposition profit of reserve for repairs for blast furnaces	14,690	42,767
Special loss		
Loss on valuation of investments in securities	(84,780)	
Special retirement allowances on volunteered retirement	(6,319)	(91,099)
Income (loss) before income taxes, etc.		(47,629)
Income taxes—current	700	
Income taxes—deferred	(20,200)	(19,500)
Net income(loss)		(28,129)
Profit brought forward from previous term		20,553
Unappropriated income (loss) for the term		(7,575)

[Notes to the Nonconsolidated Balance Sheets and Statements of Income]

I. Notes on Accounting Policies, etc.

1. Investments in the equity securities of subsidiaries and affiliates are stated at the lower of cost or market, cost being determined by the average method. For other investments in securities, marketable securities are carried at market—differences on reevaluation are classified as shareholders' equity and cost is determined by the average method. Nonmarketable securities are carried at cost determined by the average method.

2. Inventories are stated at cost determined by the weighted average method for finished products, semifinished products and raw materials. Work in process is stated at the lower of cost or market, cost being determined by the specific identification method. Molds and rolls under Supplies are stated at the lower of cost or market, cost being determined by the weighted average method. Other supplies are stated at the lower of cost or market, cost being determined by the FIFO method.

3. The depreciation of tangible fixed assets is computed by the declining-balance method, except that the straight-line method is applied for buildings (excluding auxiliary facilities attached to buildings) acquired on and after April 1, 1998.

4. The amortization of intangible fixed assets is computed by the straight-line method. Application software purchased from third parties as a product, as well as software for which a contract has been concluded whereas it is to be leased to third parties for usage commission, is amortized by the straight-line method over five years representing the internal useful life.

5. The reserve for retirement benefits is calculated based on the accrued retirement benefits and pension assets. The past service costs are treated by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accruial of each consolidated fiscal year(14 years). The actuarially computed difference is amortized by the straight-line method for the average number of service years left at the time of the accrual (14 years), starting with the following term of accrual.

6. The reserve for repair for blast furnaces is calculated by considering the past repairs to provide for regular large-scale repairs for blast furnaces and hot blast stoves.

7. The Company adopts the percentage-of-completion method in recognition of revenues and costs relating to certain large-scale (contract amount of ¥3 billion or more) and long-term (construction period of more than 12 months) construction contracts. The completion-of-contract method is applied to all other small or short-term contracts. "Revenues on construction contracts" accounted for on the percentage-of-completion method aggregated ¥79,846 million.

8. Deferred tax accounting has been applied to recognize income taxes in proportion to income before income taxes and to recognize profit and loss in a more appropriate manner.

9. The consumption tax and local consumption tax generally withheld upon sale, as well as that paid for purchases of goods or services, are recorded as a liability or an asset, which is excluded from the relevant revenue, costs or expenses.

II. Notes to Nonconsolidated Balance Sheets and Statements of Income

1. The difference on reevaluation included in "Shareholders' equity," as stated in Article 290-6 of Japanese Commercial Code, is ¥49,792 million.

2. Short-term accounts receivable due from subsidiaries as of March 31, 2002, were ¥31,702 million and long-term accounts receivable due from subsidiaries were ¥2,468 million. Short-term accounts payable due to subsidiaries as of March 31, 2002, were ¥67,480 million and long-term accounts payable due to subsidiaries were ¥584 million. The sales amount to subsidiaries through business transactions for fiscal 2001 ended March 31, 2002, was ¥45,389 million, whereas the purchase amount from subsidiaries through business transactions was ¥321,741 million. Revenue involved in the assignment of properties, etc., to

subsidiaries for fiscal 2001 ended March 31, 2002, was ¥112,972 million, whereas expenditures involved in the assignment of properties, etc., from subsidiaries was ¥17,759 million.
3. Accumulated depreciation deducted from tangible fixed assets was ¥3,900,427 million.
4. Major amounts denominated in foreign currencies included in assets and liabilities are as follows:

Accounts receivable	US$146,830 thousand;Taiwan$498,465 thousand
Investments in securities	US$239,767 thousand; Thai Baht 3,401,860 thousand
Investments in shares and capital of subsidiaries	
	US$176,971 thousand; Australia $21,375 thousand; Canada $10,936 thousand; Thai Baht 658,314 thousand
Long-term loans	US$ 29,169 thousand
Accounts payable	US$67,733 thousand

5. The ending balance of guarantee of loans was ¥103,449 million as at March 31, 2002, and the effective ending balance taking into account the guarantee of loans undertaken by others was ¥98,175 million.
The ending balance of the committed guarantee of loans was ¥111,275 million as at March 31, 2002, and the effective ending balance taking into account the committed guarantee of loans undertaken by others was ¥93,949 million.
6. The prepaid pension cost is ¥67,672 million. The reserve for retirement benefits is ¥78,013 million. The balance of accrued retirement benefits is ¥562,255 million. The balance of pension assets is ¥331,860 million. The balance of investment trusts for retirement benefits is ¥85,509 million. The balance of unrecognized past costs is ¥(14,408) million. The balance of unrecognized actuarial difference is ¥148,952 million.
7. The reserve for repair for blast furnaces comes under the "Reserve or allowance" set forth by Article 287-2 of the Japanese Commercial Code. The deposition profit of reserve for repair for blast furnaces appropriated in the special profit is the amount obtained by breaking down the existing reserve, based on the judgment that appropriation of reserve is not necessary for certain blast furnaces taking into account the result of recent blast-furnace relining work and the future equipment repair plans.

8. Net loss per share for fiscal 2001 is 4.13 yen.

Proposed Appropriation of Unappropriated Retained Earnings

	(Yen)
Unappropriated income(loss) for the term:	(7,575,689,881)
Transfer from reserve for accelerated depreciation:	889,083,069
Transfer from reserve for loss from investments:	16,100,245
Transfer from reserve for fixed assets reduction:	10,584,736,228
Break down of special reserves	20,000,000,000
Total:	23,914,229,661

Appropriations of unappropriated retained earnings are proposed as follows:

Dividends (¥1.50 per share):	10,210,291,008
Reserve for fixed-asset reduction:	5,035,142,115
Reserve for repair for blast furnace:	871,332,273
Unappropriated retained earnings to be carried forward to the next term:	7,797,464,265

Report of Independent Certified Public Accountants

Attested copy

Audit Report

May 16, 2002

Mr. Takashi, Chairman of the Board of Directors
NIPPON STEEL CORPORATION

ChuoAoyama Audit Corporation
Daihyo Shain
Kanyo Shain CPA Harumichi Nakase

Daihyo Shain
Kanyo Shain CPA Hideki Katayama

Kanyo Shain CPA Masahiko Tezuka

We have audited the balance sheet, the statement of income, the business report, the statement of appropriated earnings and the related supporting schedules of Nippon Steel Corporation for the 77th business year, ended March 31, 2002, for the purpose of reporting under the provisions of Article 2 of "the Law Concerning Exceptional Measures to the Commercial Law with Respect to Auditing, etc. of Kabushiki Kaisha." With respect to the aforementioned business report and the supporting schedules, our audit was limited to those matters based on the accounting records of the Company and its subsidiaries.

Our audit was made in accordance with generally accepted auditing standards and, accordingly, included the auditing procedures normally considered necessary. The auditing procedures also included those considered necessary for the subsidiaries.

In our opinion,

(1) the balance sheet and the statement of income present properly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2) the business report, as far as the accounting data included in such report are concerned, presents properly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(3) the statement of proposed appropriation of retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4) the supporting schedules, as far as the accounting data included in such report are concerned, have been prepared in conformity with the provisions of the Commercial Code, and there is no particular matter to be mentioned.

We, the auditing firm, and the three *Kanyo Shain* have no interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

Report of Board of Corporate Auditors

Attested copy
Audit Report

Regarding the execution of duties by the Directors for the 77th fiscal year beginning April 1, 2001, and ending March 31, 2002, the Board of Corporate Auditors hereby submits its audit report, which has been prepared through discussions based on reports from the respective corporate auditors concerning the methods and results of audits performed.

1. Overview of Auditing Methods Employed by Corporate Auditors

Based on the auditing policies and other guidelines specified by the Board of Corporate Auditors, each corporate auditor has attended the meetings of the Board of Directors and Corporate Policy Committee, received reports on business conditions from the directors and other relevant personnel, examined important approval documents and associated information and, when necessary, studied the operations and financial positions at principal offices and steelmaking works, and requested reports from subsidiaries regarding their business conditions, for the audits especially focusing on financial foundations to promote the Medium-Term Consolidated Business Plan with regard to legal compliance, risk management and internal corporate governance. Moreover, the corporate auditors have received reports and explanations regarding the audits performed by independent auditors and have examined the financial documents and supporting schedules.

Regarding competitive trade by any of the directors, trade implying conflict of interest involving the Company and any of its directors, the Company's gratis allocation of benefits, actions of trade counter to general practices between any subsidiary and any shareholder, the acquisition and disposal of Company stock, and the procedure for cancellation of shares (the items listed in Section 1, Article 109, of the Enforcement Rule of the Commercial Law), we studied in detail, when necessary, the conditions of such trade or provisions, if any, in addition to our auditing efforts using the aforementioned methods.

2. Audit Results

(1) With regard to the execution of duties, including those regarding subsidiaries, by the Company's directors, we have found no evidence of wrongful action or material violation of related laws and regulations, nor of any violation with respect to the Articles of Incorporation.
We have moreover found no breach of duty by the directors with regard to the respective items listed in Section 1, Article 109, of the Enforcement Rule of the Commercial Law.

(2) In our opinion, the methods and results employed and rendered by independent auditors ChuoAoyama Audit Corporation are fair and reasonable.

(3) In our opinion, the business report, as far as the descriptions other than the accounting data included in such report are concerned, fairly represents the Company's condition in accordance with the related laws and regulations and the Articles of Incorporation.

(4) With regard to the proposed appropriation of unappropriated retained earnings, we have found no items of exception regarding the Company's financial status or other circumstances.

(5) In our opinion, the supporting schedules, as far as the descriptions other than the accounting data included in such schedules are concerned, fairly represent the items for which documentation should be expected. We have found no items of exception in that regard.

May 20, 2002

Board of Corporate Auditors of NIPPON STEEL CORPORATION
Takeshi Yoshii, Senior Corporate Auditor (full-time)
Katsuhiko Noro , Corporate Auditor (full-time)
Akira Shoga, Corporate Auditor (full-time)
Josei Itoh, Corporate Auditor

Hisashi Tanikawa, Corporate Auditor
Yoichi Kaya, Corporate Auditor

The corporate auditors, Josei Itoh, Hisashi Tanikawa and Yoichi Kaya, are outside auditors provided for in Section 1, Article 18, of the Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Kabushiki Kaisha.

Consolidated Financial Statements

Consolidated Balance Sheets

(As of March 31, 2002)

(Billions of yen)

Account	Amount
Current assets	**1,303.9**
Cash and bank deposits	74.3
Notes receivable and accounts receivable—trade	404.7
Marketable securities	1.2
Inventories	591.3
Other	232.3
Fixed assets	**2,726.6**
Tangible fixed assets	1,801.6
Buildings and structures	515.0
Machinery and equipment	815.6
Tools, furniture and fixtures	27.9
Land	350.5
Others	92.5
Intangible fixed assets	15.4
Investments and others	909.5
Total assets	4,030.5

(As of March 31, 2002)

(Billions of yen)

Account	Amount
Current liabilities	**1,743.6**
Notes and accounts payable	315.3
Short-term loans	721.0
Commercial Paper	116.0
Bonds and notes due within one year	112.5
Accrued expenses	268.7
Others	209.9
Long-term liabilities	**1,314.2**
Bonds and notes	275.0
Convertible bonds	109.4
Long-term loans	676.7
Reserve for retirements benefits	116.9
Reserve for repair for blast furnaces	49.2
Others	86.8
Total liabilities	**3,057.8**
Minority interest in consolidated subsidiaries	65.5
Common stock	419.5
Additional paid-in capital	105.5
Reserve for revaluation of land	7.4
Retained earnings	338.5
Differences on reevaluation of other investments in Securities	54.8
Foreign currency translation adjustments	(-)18.8
Treasury stock	0
Total shareholders' equity	**907.1**
Total liabilities, Minority interest in consolidated subsidiaries and shareholders' equity	**4,030.5**

Consolidated Statements of Income

(From April 1, 2001, to March 31, 2002)

(Billions of yen)

Account	Amount
Net sales	2,581.3
Cost of sales	2,245.3
Selling, general and administrative expenses	263.0
Operating profit	**73.0**
Non-operating profit	21.2
Non-operating loss	77.5
Ordinary profit	**16.7**
Special profit	54.9
Special loss	96.7
Loss before income taxes for the period	**(25.0)**
Income taxes—current	19.0
Income taxes—deferred	15.2
Minority interest in net income (loss) of consolidated subsidiaries	0.4
Net loss for the period	**(28.4)**

Consolidated Statements of Cash Flows

(From April 1, 2001, to March 31, 2002)

(Billions of yen)

Account	Amount
Cash flows from operating activities	215.6
Cash flows from investing activities	(165.3)
Cash flows from financial activities	(104.0)
Others	4.1
Net decrease in cash and cash equivalents	(49.5)
Cash and cash equivalents at the beginning of the term	123.9
Increase or decrease from the change in companies consolidated	(0.1)
Cash and cash equivalents at the end of the term	74.1

Segment Information

(From April 1, 2001, to March 31, 2002)

(Billions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals, nonferrous materials	Systems solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Customers	1,791.7	245.0	120.8	248.1	122.0	53.5	2,581.3	—	2,581.3
Intersegment	36.4	49.3	9.9	77.9	27.3	7.7	208..7	(208.7)	—
Net sales	1,828.2	294.3	130.8	326.1	149.3	61.2	2,790.1	(208.7)	2,581.3
Operating costs and expenses	1,804.7	284.4	115.2	315.7	138.8	59.7	2,718.8	(210.4)	2,508.3
Operating profit (loss)	23.4	9.9	15.5	10.3	10.5	1.4	71.3	1.7	73.0
Assets	2,963.9	246.1	193.4	316.8	72.9	400.8	4,194.1	(163.5)	4,030.5
Depreciation expense	164.6	2.0	4.7	17.2	1.1	7.8	197.7	(0.3)	197.3
Capital expenditure	165.2	1.9	0.9	10.4	1.7	19.5	197.7	(3.9)	195.8

Major consolidated subsidiaries and affiliates to which the equity method is applied are described on pages 24 to 26.

Shareholder Reference Information

Closing date of accounts	March 31
Ordinary general meeting of shareholders	Late June
Record date	The shareholders who should exert the rights of shareholders at the ordinary general meeting of shareholders shall be those registered as such with voting rights in the final register of shareholders as of March 31 every year.

Stock transfer

Transfer agent	Chuo Mitsui Trust & Banking Co., Ltd. 33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574 Tel.: (03) 5232-3331
Place of transfer	Transfer Agent Division, Chuo Mitsui Trust & Banking Co., Ltd. 8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-0063 Tel.: (03) 3323-7111
Service offices	Branches of Chuo Mitsui Trust & Banking Co., Ltd. Head office and branches of Japan Securities Agents, Ltd.

Fee

Transfer fee	Free
New certificate issuance fee	¥200 per share certificate plus the incidental consumption tax. Free in the event of a stock split and where the space overleaf (to write stock-transfer-related matters) is completely filled.

Media of public notice *Nihon Keizai Shimbun* (daily newspaper)

http://www0.nsc.co.jp/kessan/ shows Nonconsolidated Balance sheets and Nonconsolidated Statements of Income after The 78th ordinary general meeting of shareholders.

Consolidated Business Report for the March 2002 Term
(April 1, 2001 to March 31, 2002)

May 23, 2002

Listed Company Name: Nippon Steel Corporation
(URL http://www.nsc.co.jp)
Code No.: 5401
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Location of Head Office: Tokyo
Contact: Hiroshi Matsui, General Manager, Public Relations Center Tel.: (03) 3275-5014
Date of the Meeting of the Board of Directors on the Closing of Accounts: May 23, 2002
Name of parent company: Nippon Steel Corporation (code No.: 5401)
Adoption of U.S. Accounting Principles: No

1. Consolidated Performance for the March 2002 Term (April 1, 2001 to March 31, 2002)

(1) Consolidated operating results

Note: Amounts below one million yen are rounded down.

	Sales		Operating profit		Ordinary profit	
	¥ Million	%	¥ Million	%	¥ Million	%
March 2002 term	2,581,399	(6.1)	73,044	(55.1)	16,746	(85.0)
March 2001 term	2,750,418	2.6	162,644	35.2	111,374	72.2

	Net income (loss)		Net income (loss) per share	Fully diluted net income per share	Return on equity	Ratio of ordinary profit to total assets	Ratio of ordinary profit to sales
	¥ Million	%	¥	¥	%	%	%
March 2002 term	(28,402)	—	(4.17)	—	(3.0)	0.4	0.6
March 2001 term	26,494	137.1	3.89	—	2.8	2.7	4.0

Notes:
1) Equity in net income of unconsolidated subsidiaries and affiliates:
March 2002 term: (¥12,452 million)
March 2001 term: ¥1,335 million
2) Average number of shares outstanding during the term (consolidated):
March 2002 term: 6,806,947,694
March 2001 term: 6,806,974,368
3) Change in accounting method: No
4) Percentages for sales, operating profit, ordinary profit and net income show year-over-year changes.

(2) Consolidated financial condition

	Total assets	Equity capital	Equity ratio	Equity capital per share
	¥ Million	¥ Million	%	¥
March 2002 term	4,030,596	907,150	22.5	133.27
March 2001 term	4,232,011	979,695	23.1	143.93

Note:
Total number of shares outstanding at term-end (consolidated):
March 2002 term: 6,806,860,672
March 2001 term: 6,806,975,410

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of the term
	¥ Million	¥ Million	¥ Million	¥ Million
March 2002 term	215,642	(165,365)	(104,054)	74,194
March 2001 term	302,132	(163,313)	(193,686)	123,910

(4) Scope of consolidation and application of the equity method

Number of consolidated subsidiaries: 254
Number of nonconsolidated subsidiaries accounted for by the equity method: none
Number of affiliates accounted for by the equity method: 87

(5) Changes in the scope of consolidation and application of the equity method

Consolidation (newly included): 8 (excluded): 10
Equity method (newly applied): 1 (excluded): 2

2. Forecast of Consolidated Performance for the March 2003 Term (from April 1, 2002 to March 31, 2003)

	Sales	Ordinary profit	Net income
	¥ Million	¥ Million	¥ Million
Interim term	1,200,000	15,000	3,000
Full term	2,650,000	75,000	25,000

Reference: Forecast of net income per share (full term): 3.67 yen
Note:
The above "Forecast" is prepared by incorporating predictions based on the premises, estimates and plans pertaining to the future as of the date of the release of this Consolidated Business Report. Accordingly, there is a likelihood that the actual business performance for fiscal 2002 will differ considerably from this forecast depending on diverse future events. As regards the conditions of premises and other related matters, please refer to the "Outlook for Fiscal 2002" on page 28.

<Accompanying Materials>

1. Corporate Group

(1) Schematic Diagram of Business

Nippon Steel Group is comprised of the parent company Nippon Steel Corporation, 254 consolidated subsidiaries and 87 affiliates accounted for by the equity method. The Group's overall businesses are categorized into several industry segments: steelmaking and steel fabrication, engineering and construction, urban development, chemicals and nonferrous materials, system solutions, and other businesses (power supply, and services and others). The principal businesses and business relations of Nippon Steel and major subsidiaries and affiliates are outline below.

◎Major Consolidated subsidiaries
○Major Affiliates accounted for by the equity method



Steelmaking and steel fabrication (222 companies including Nippon Steel Corporation)
◎Hokkai Iron & Coke Co., Ltd.
◎Osaka Steel Co., Ltd.
◎Nippon Steel Metal Products Co., Ltd.
◎Nittetsu Steel Pipe Co., Ltd.
◎Nippon Steel Logistics Co., Ltd.
◎Nippon Steel Shipping Co., Ltd.
◎Nippon Steel Welding Products & Engineering Co., Ltd.
◎Taiyo Steel Co., Ltd.
◎Nippon Steel Drum Co., Ltd.
◎Nippon Steel Blast Furnace Slag Cement Co., Ltd.
◎Nittetsu Cement Co., Ltd.
◎Nittetsu Elex Co., Ltd.
◎Nippon Steel Transportation Co., Ltd.
◎Nippon Steel U.S.A., Inc.
◎Nippon Steel Australia Pty. Limited
◎Siam Nippon Steel Pipe Co., Ltd.
◎Nippon Steel Development Canada Ltd.
◎Daido Steel Sheet Corporation
○Nichia Steel Works Ltd
○Japan Casting & Forging Corp.
○Krosaki Harima Corporation
○Taihei Kogyo Co., Ltd.
○Nittetsu Mining Co., Ltd.
○Geostr Corporation
○Daiwa Can Company
○Seitetsu Unyu Co., Ltd.
○Sanko Metal Industrial Co., Ltd.
○Takasago Tekko K.K.
○Suzuki Metal Industry Co., Ltd.
○Sanyu Co., Ltd.
○Kyushu Refractories Co., Ltd.
○The Siam United Steel (1995) Company Limited
○Guangzhou Pacific Tinplate Co., Ltd.
Others
Sale and purchase of products, etc.
Processing, and transportation and cargo handling of raw materials, products, etc., on consignment
Nippon Steel Corporation
Design, construction and management on consignment
Engineering and construction (15 companies including Nippon Steel Corporation)
Lease of real estate
Urban development (15 companies including Nippon Steel Corporation)
Service and operational outsourcing
◎Nippon Steel City Produce Inc.
Sale and purchase of products, etc.
Chemicals and nonferrous materials (46 companies including Nippon Steel Corporation)
◎Nippon Steel Chemical Co., Ltd.
◎Yutaka Electric Mfg. Co., Ltd.
○Wacker NSCE Corporation
Others
System development, maintenance and administration on consignment
System solutions (14 companies)
◎NS Solutions Corporation
Others
Sale and purchase of products, etc.
<Other businesses>
Power supply (Nippon Steel Corporation)
Services and others (33 companies)
Sale and purchase of products, etc.
◎Nittetsu Finance Co., Ltd.
◎Sunvenus Takarazuka Co., Ltd.
◎Nittetsu Kagoshima Geothermal Co., Ltd.
◎Nippon Steel International Finance PLC
◎Nippon Steel Southeast Asia Pte. Ltd.
◎Space World, Inc.
○Nippon Steel Trading Co., Ltd.
○Kyushu Oil Company Limited
○Tetra Co., Ltd.
Others

Notes:

1) To adapt to the actual business operations, the segment name "Electronics & Information Systems" has been changed to "System Solutions."
2) To adapt to the actual business administration conditions, part of the companies belonging to the "urban development" were transferred to the "services and others" effective from January 2002.

(2) **Overview of Subsidiaries and Affiliates**

(1) Major consolidated subsidiaries and affiliates accounted for by the equity method

[Major consolidated subsidiaries]

Company name	Location	Paid-in capital (¥ Million)	Principal business	Voting right percentage	Relationship with the Corporation
Hokkai Iron & Coke Co., Ltd.	Muroran, Hokkaido	9,255	Steelmaking and steel fabrication	80.0%	1) Directors' posts held Five employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation sells iron ores, etc. to and purchases pig iron, etc. from this subsidiary. 3) Financial support, equipment lease and business tie-ups The Corporation leases a part of its plant site to this subsidiary.
Osaka Steel Co., Ltd.	Taisho-ku, Osaka, Osaka	8,769	Steelmaking and steel fabrication	60.9% (0.2%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation purchases billets from this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Metal Products Co., Ltd.	Koto-ku, Tokyo	5,912	Steelmaking and steel fabrication	83.0% (0.1%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nittetsu Steel Pipe Co., Ltd.	Kawasaki-ku, Kawasaki, Kanagawa	3,497	Steelmaking and steel fabrication	54.4% (2.6%)	1) Directors' posts held One director and one employee of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation sells steel products and consigns the processing of pipes and tubes to this subsidiary. 3) Financial support, equipment lease and business tie-ups None

Nippon Steel Logistics Co., Ltd.	Chuo-ku, Tokyo	2,238	Steelmaking and steel fabrication	58.1% (3.1%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation consigns transportation and cargo handling of raw materials of steel, steel products, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Shipping Co., Ltd.	Chiyoda-ku, Tokyo	2,227	Steelmaking and steel fabrication	76.0%	1) Directors' posts held One director and two employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation consigns transportation of raw materials of steel, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Welding Products & Engineering Co., Ltd.	Chuo-ku, Tokyo	2,200	Steelmaking and steel fabrication	68.2%	1) Directors' posts held Two directors of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Taiyo Steel Co., Ltd.	Chuo-ku, Tokyo	1,800	Steelmaking and steel fabrication	66.7%	1) Directors' posts held One director and one employee of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Drum Co., Ltd.	Koto-ku, Tokyo	1,654	Steelmaking and steel fabrication	55.4% (0.2%)	1) Directors' posts held One employee of the Corporation holds the position of director of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None

Nippon Steel Blast Furnace Slag Cement Co., Ltd.	Kokurakita-ku, Kitakyushu, Fukuoka	1,500	Steelmaking and steel fabrication	100.0%	1) Directors' posts held Four employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation consigns the manufacturing of ground slag powder and sells it to this subsidiary. The Corporation purchases slag cement products from the subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nittetsu Cement Co., Ltd.	Muroran, Hokkaido	1,500	Steelmaking and steel fabrication	55.0%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation sells blast furnace slags as raw materials of cement to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nittetsu Elex Co., Ltd.	Chuo-ku, Tokyo	1,032	Steelmaking and steel fabrication	90.3%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation consigns the design, maintenance and construction regarding electrical instrumentation apparatus to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Transportation Co., Ltd.	Yawatahigashi-ku, Kitakyushu, Fukuoka	500	Steelmaking and steel fabrication	86.4% (10.0%)	1) Directors' posts held Two employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation consigns transportation and cargo handling of raw materials of steel, steel products, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None

Nippon Steel U.S.A., Inc.	New York, New York, U.S.A.	(US$ Million) 22	Steelmaking and steel fabrication	100.0%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation consigns information gathering, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Australia Pty. Limited	Sydney, New South Wales, Australia	(A$Million) 21	Steelmaking and steel fabrication	100.0%	1) Directors' posts held One director and four employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation consigns information gathering, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Siam Nippon Steel Pipe Co., Ltd	Bangkok, Thailand	(Million Baht) 779	Steelmaking and steel fabrication	63.3%	1) Directors' posts held Two employees of the Corporation concurrently hold the position of directors of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for a part of the business funds of this subsidiary.
Nippon Steel Development Canada Ltd.	Calgary, Alberta, Canada	(C$Million) 10	Steelmaking and steel fabrication	100.0%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation purchases coal from this subsidiary. 3) Financial support, equipment lease and business tie-ups None

Daido Steel Sheet Corporation	Amagasaki, Hyogo	9,562	Steelmaking and steel fabrication	43.0%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel City Produce Inc.	Chuo-ku, Tokyo	750	Urban development	100.0%	1) Directors' posts held Two directors of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation rents real estates from and consigns facility management, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Chemical Co., Ltd.	Shinagawa-ku, Tokyo	40,966	Chemicals and nonferrous materials	67.8% (0.1%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation sells coking coal, etc., to and purchases coke, etc., from this subsidiary. 3) Financial support, equipment lease and business tie-ups The Corporation leases a part of its plant site to this subsidiary.
Yutaka Electric Mfg. Co., Ltd.	Nakahara-ku, Kawasaki, Kanagawa	975	Chemicals and nonferrous materials	75.3%	1) Directors' posts held Three employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation purchases power supply equipment, etc., from this subsidiary. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for a part of the business funds of this subsidiary.

NS Solutions Corporation	Chuo-ku, Tokyo	6,838	System solutions	99.4%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation consigns development, maintenance and operation of computer systems, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nittetsu Finance Co., Ltd.	Chiyoda-ku, Tokyo	1,000	Services and others	100.0%	1) Directors' posts held Five employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions This subsidiary finances other subsidiaries. 3) Financial support, equipment lease and business tie-ups None
Sunvenus Takarazuka, Co., Ltd.	Takarazuka, Hyogo	775	Services and others	100.0% (18.5%)	1) Directors' posts held Two employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions None 3) Financial support, equipment lease and business tie-ups None
Nittetsu Kagoshima Geothermal Co., Ltd.	Chuo-ku, Tokyo	700	Services and others	70.0%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions None 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for a part of the business funds of this subsidiary.
Nippon Steel International Finance PLC	London, U.K.	(US$ Million) 10	Services and others	100.0%	1) Directors' posts held Two employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions None 3) Financial support, equipment lease and business tie-ups None

Nippon Steel Southeast Asia Pte. Ltd.	Singapore	(S$Million) 16	Services and others	100.0%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation consigns information gathering, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Space World, Inc.	Yawatahigashi-ku, Kitakyushu, Fukuoka	2,000	Services and others	46.0% (5.0%) [5.0%]	1) Directors' posts held One director and one employee of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation purchases the right to use the theme park managed by this subsidiary as advertisement media. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans and commits to provide guarantee of loans for a part of the business funds of this subsidiary. The Corporation leases a part of its land to this subsidiary.

[Major affiliates accounted for by the equity method]

Company name	Location	Paid-in capital (¥Million)	Principal business	Voting Right percentage	Relationship with the Corporation
Nichia Steel Works Ltd	Amagasaki, Hyogo	8,604	Steelmaking and steel fabrication	24.1%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Japan Casting & Forging Corp.	Chiyoda-ku, Tokyo	6,000	Steelmaking and steel fabrication	42.0%	1) Directors' posts held Two directors of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation sells steel scraps, etc. to and purchases steel forgings, etc., from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Krosaki Harima Corporation	Yawatanishi-ku, Kitakyushu, Fukuoka	5,537	Steelmaking and steel fabrication	45.7%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation purchases refractories from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Taihei Kogyo Co., Ltd.	Chuo-ku, Tokyo	5,468	Steelmaking and steel fabrication	38.0% (2.2%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation consigns construction and operation related to steel manufacturing to this affiliate. 3) Financial support, equipment lease and business tie-ups None

Nittetsu Mining Co., Ltd.	Chiyoda-ku, Tokyo	4,176	Steelmaking and steel fabrication	20.4%	1) Directors' posts held Director(s) of this affiliate concurrently hold the positions of directors of other subsidiar(ies). 2) Transactions The Corporation purchases limestone from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Geostr Corporation	Minato-ku, Tokyo	3,352	Steelmaking and steel fabrication	26.0% (1.2%)	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. Subsidiar(ies) of the Corporation purchase concrete materials from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Daiwa Can Company	Chuo-ku, Tokyo	2,400	Steelmaking and steel fabrication	33.4%	1) Directors' posts held None 2) Transactions The Corporation sells tinplate and tin-free steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Seitetsu Unyu Co., Ltd.	Kimitsu, Chiba	2,000	Steelmaking and steel fabrication	30.0%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation consigns transportation and cargo handling of raw materials for ironmaking, steel products, etc., to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Sanko Metal Industrial Co., Ltd.	Minato-ku, Tokyo	1,980	Steelmaking and steel fabrication	17.4% (1.5%)	1) Directors' posts held Two directors of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None

Takasago Tekko K.K.	Itabashi-ku, Tokyo	1,504	Steelmaking and steel fabrication	19.4%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Suzuki Metal Industry Co., Ltd.	Chiyoda-ku, Tokyo	1,200	Steelmaking and steel fabrication	22.2%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Sanyu Co., Ltd.	Hirakata, Osaka	1,028	Steelmaking and steel fabrication	17.2% (1.4%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Kyushu Refractories Co., Ltd.	Bizen, Okayama	754	Steelmaking and steel fabrication	15.2%	1) Directors' posts held None 2) Transactions The Corporation purchases refractories from this affiliate. 3) Financial support, equipment lease and business tie-ups None
The Siam United Steel (1995) Company Limited	Rayong, Thailand	(Million Baht) 9,000	Steelmaking and steel fabrication	36.3%	1) Directors' posts held Three directors of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for a part of the business funds of this affiliate.

Guangzhou Pacific Tinplate Co., Ltd.	Guangzhou, China	(US$ Million) 36	Steelmaking and steel fabrication	27.3%	1) Directors' posts held One director and one employee of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation sells cold-rolled steel sheets to this affiliate. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for a part of the business funds of this affiliate.
Wacker NSCE Corporation	Chuo-ku, Tokyo	13,500	Chemicals and nonferrous materials	45.0%	1) Directors' posts held One director and one employee of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions None 3) Financial support, equipment lease and business tie-ups The Corporation commits to provide guarantee of loans for a part of the business funds of this affiliate.
Nippon Steel Trading Co., Ltd.	Koto-ku, Tokyo	11,978	Services and others	49.6% (3.0%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products, etc., to and purchases raw materials and fuels, etc. from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Kyushu Oil Company Limited	Chiyoda-ku, Tokyo	6,300	Services and others	36.0%	1) Directors' posts held Two directors of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation purchases heavy oil, etc., from this affiliate. 3) Financial support, equipment lease and business tie-ups None

Tetra Co., Ltd.	Shinjuku-ku, Tokyo	2,251	Services and others	22.4% (1.5%)	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation's subsidiar(ies) sell steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None

Notes:

1) The name of the relevant industry segment is stated in the "principal business" column.
2) Osaka Steel Co., Ltd., Nittetsu Steel Pipe Co., Ltd., Nippon Steel Logistics Co., Ltd., Nippon Steel Drum Co., Ltd., Daido Steel Sheet Corporation, Nippon Steel Chemical Co., Ltd., Nichia Steel Work Ltd., Krosaki Harima Corporation, Taihei Kogyo Co., Ltd., Nittetsu Mining Co., Ltd., Geostr Corporation, Sanko Metal Industrial Co., Ltd., Takasago Tekko K.K., Suzuki Metal Industry Co., Ltd., Sanyu Co., Ltd., Kyushu Refractories Co., Ltd., Nippon Steel Trading Co., Ltd., and Tetra Co., Ltd., submit their own Annual and Semi-Annual Securities Reports.
3) Daido Steel Sheet Corporation and Space World, Inc. are categorized as subsidiaries because the Corporation substantially controls these companies although the voting right percentage of the Corporation is 50% or less..
4) Sanko Metal Industrial Co., Ltd., Takasago Tekko K.K., Sanyu Co., Ltd. and Kyushu Refractories Co., Ltd. are categorized as affiliates because the Corporation has substantial influence on these companies although the voting right percentage of the Corporation is below 20%.
5) Of the voting right percentage, indirect ownership is shown in parentheses ( ) and is inclusive of the indicated number. The figures in brackets [ ] indicate the percentage of shareholders who have close relationships with the Corporation or those who have agreed to the Corporation's control, and is exclusive of the indicated number.
6) "2) Transactions" under the "Relationship with the Corporation" column includes transactions through trading companies.
7) Space World, Inc.'s liabilities are currently in excess of assets, which has a material effect on the consolidated financial statements. The amount of excessive liabilities is ¥19,216 million as of March 31, 2002.
8) Consolidated subsidiaries other than those listed above numbers 226, and the affiliates to which the equity method was applied other than those listed above numbers 68. The names of these companies (consolidated subsidiaries and affiliates accounted for by the equity method) and locations (only for consolidated subsidiaries) are enumerated in "(2) Other consolidated subsidiaries and affiliates accounted for by the equity method" below.

(2) Other consolidated subsidiaries and affiliates accounted for by the equity method

[Other consolidated subsidiaries]

Company name	Location
Aibias Co., Ltd.	Muroran, Hokkaido
Ichi Raw Concrete	Kitahiyamacho, Setana-gun, Hokkaido
Iwate Carton Co., Ltd.	Kamaishi, Iwate
A.S.A.	Funabashi, Chiba
SA Carbon Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka
SK Oil Service	Tobata-ku, Kitakyushu, Fukuoka
SBC Techno Research Kyushu Corporation	Oita, Oita
NH International	Chuo-ku, Tokyo
NS Accounting Service Co., Ltd.	Chiyoda-ku, Tokyo
NS. L. Service Corp.	Tobata-ku, Kitakyushu, Fukuoka
NS Wind Power Hibiki	Wakamatsu-ku, Kitakyushu, Fukuoka
NS Energy Sodegaura Co., Ltd.	Chiyoda-ku, Tokyo
NS Construction	Chiyoda-ku, Tokyo
NS Solutions (Oita) Corporation	Oita, Oita
NS Solutions (Osaka) Corporation	Sakai, Osaka
NS Solutions (Kansai) Corporation	Himeji, Hyogo
NS Solutions (Kanto) Corporation	Futtsu, Chiba
NS Solutions (Chubu) Corporation	Tokai, Aichi
NS Solutions (Tokyo) Corporation	Chuo-ku, Tokyo
NS Solutions (Nishi Nihon) Corporation	Yawatahigasi-ku, Kitakyushu, Fukuoka
Nippon Steel Resource Net	Chiyoda-ku, Tokyo
NCI Systems Integration, Inc.	Nakano-ku, Tokyo
NCE Co., Ltd.	Koto-ku, Tokyo
ND Kigyo	Koto-ku, Tokyo
Area Service Inc.	Yawatahigasi-ku, Kitakyushu, Fukuoka
Elex Setsubi Service	Yawatanishi-ku, Kitakyushu, Fukuoka
Oita Setsubi Sekkei	Oita, Oita
Osaka Shinunyu Co., Ltd.	Nishinari-ku, Osaka, Osaka
Osaka Bussan Trading Co., Ltd.	Chuo-ku, Osaka, Osaka
Oshima Jidosha Kogyo	Yakumocho, Yamakoshi-gun, Hokkaido
Oshima Sogyo	Yakumocho, Yamakoshi-gun, Hokkaido
Kamogawa Kogyo	Mobara, Chiba
Company name	Location
Kankyo Engineering Co., Ltd.	Chiyoda-ku, Tokyo
Kankyo Gijyutsu Consultant	Kimitsu, Chiba
Kansai Tekkou Center	Konohana-ku, Osaka, Osaka
Kantou Nichiun Co., Ltd.	Akaboricho, Sanami-gun, Gunma
Kimitsu Steel Pipe Galvanizing Co., Ltd.	Kimitsu, Chiba
Kyushu Gas Center	Tobata-ku, Kitakyushu, Fukuoka
Kyushu Technoresearch Corporation	Tobata-ku, Kitakyushu, Fukuoka
Kyusyu Electrical Steel Services Co., Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka
K.T.C.	Konohana-ku, Osaka, Osaka
Chemirite, Ltd.	Chuo-ku, Tokyo
Koei Sangyo	Himeji, Hyogo
Konan Corporation	Konan, Aichi
Sakako Corporation	Sakaide, Kagawa
Satsukon Unyu	Higashi-ku, Sapporo, Hokkaido
Sanvilla	Yawatahigasi-ku, Kitakyushu, Fukuoka
Sankyou Kensetsu	Chiyoda-ku, Tokyo
Sanbinas Tachikawa	Tachikawa, Tokyo
Sanyo Drum Industrial	Kurashiki, Okayama
Sunrest	Tobata-ku, Kitakyushu, Fukuoka
Seaside Spa	Yawatahigasi-ku, Kitakyushu, Fukuoka
Nippon Steel Chemical Carbon Co., Ltd.	Chuo-ku, Tokyo
Shinnikka Environmental Engineering Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka
NSCC Trading Co., Ltd.	Shinagawa-ku, Tokyo
NSCC Techno- Carbon Co., Ltd.	Ohsato-cho, Kurokawa-gun, Miyagi
NSCC Polymer co., Ltd.	Yachiyo, Chiba
Nippon Steel Chemical Rock Wool Co., Ltd.	Shinagawa-ku, Tokyo
Nippon Steel Esment Kanto Co., Ltd.	Kimitsu, Chiba
Shin-Nittetsu Chubu Esment	Tokai, Aichi
Shin-Nihon Tekko	Yawatahigasi-ku, Kitakyushu, Fukuoka
Nippon Thermal Engineering Corporation	Yawatanishi-ku, Kitakyushu, Fukuoka
Nippon Bisphenol Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka

Nippon Phenol Co., Ltd.	Shinagawa-ku, Tokyo
Company name	**Location**
Hokkai Steel Works Co., Ltd.	Otaru, Hokkaido
Stainless Hikari	Hikari, Yamaguchi
Snowkus	Kamiisocho, Kamiiso-gun, Hokkaido
Spina Co., Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka
Sekihoku Raw Concrete	Tomacho, Kamikawa-gun, Hokkaido
Taisei Raw Concrete	Taiseicho, Kuon-gun, Hokkaido
Daido Kenzai Kogyo	Chuo-ku, Osaka, Osaka
Daido Tekki	Amagasaki, Hyogo
Taihei Kigyo Co., Ltd.	Chuo-ku, Tokyo
Taiyo Techno Co., Ltd.	Chuo-ku, Tokyo
Taiyo Koki	Chuo-ku, Tokyo
Taiyo Steel Products	Chuo-ku, Tokyo
Taiyo Trading	Chuo-ku, Tokyo
Chukyo Seisen Co., Ltd.	Nishiharu-cho, Nishikasugai-gun, Aichi
Chyubu Kosan	Tahara-cho, Atsumi-gun, Aichi
Tsurumi Steel Tube Co., Ltd.	Iwaki, Fukushima
Tyest Life	Chiyoda-ku, Tokyo
Tetu Buil Co., Ltd.	Sakai, Osaka
Teletech Mediapark	Minato-ku, Tokyo
Tokai Color Co., Ltd.	Wakamatsu-ku, Kitakyushu, Fukuoka
Tokai Co-operative Power Company Inc.	Tokai, Aichi
Tokai Technoresearch Corporation	Tokai, Aichi
Tokai Special Steel Co., Ltd.	Tokai, Aichi
Tokyo Nichiun	Chuo-ku, Tokyo
Toto Engi	Yodogawa-ku, Osaka, Osaka
Tohto Kasei Co., Ltd.	Chuo-ku, Tokyo
Tohoku NS Solutions Corporation	Kamaishi, Iwate
Toyo Shipping	Chuo-ku, Tokyo
Toyonokuni NS Management	Oita, Oita
Toyohashi Koun Co., Ltd.	Toyohashi, Aichi
Toyohara Raw Concrete	Kamiiso-cho, Kamiiso-gun, Hokkaido
Nagoya Esment Co., Ltd.	Tokai, Aichi
NEEC System Technology	Chuo-ku, Tokyo
Nishikawa Raw Concrete	Nishikawa-cho, Nishimurayama-gun, Yamagata
Saikou Butsuryu	Uto, Kumamoto
Nichiun Co., Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka

Company name	Location
Nichiun Service Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka
Nichibutsu Service	Himeji, Hyogo
Nichiyoko Tech Service	Narashino, Chiba
Nikkan Seizou Business Co., Ltd.	Kawasaki-ku, Kawasaki, Kanagawa
Nikken Service Co., Ltd.	Koto-ku, Tokyo
Nikken Birukon Co., Ltd.	Koto-ku, Tokyo
Nikken Fence Industrial Co., Ltd.	Taito-ku, Tokyo
Nikken Plant	Chuo-ku, Tokyo
Nikken Metal Co., Ltd.	Chuo-ku, Tokyo
Nikko System	Chuo-ku, Tokyo
Nittai Corporation	Noda, Chiba
Nittech Research Corporation	Himeji, Hyogo
Nittetsu Unyu Systems	Yawatahigasi-ku, Kitakyushu, Fukuoka
Nittetsu Unyu Soko	Tobata-ku, Kitakyushu, Fukuoka
Nippon Steel Engineering Osaka Co., Ltd.	Sakai, Osaka
Nittetsu Chemical Engineering Co., Ltd.	Itabashi-ku, Tokyo
Nittetsu Chemical Engineering Kyushu Co., Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka
Nittetsu Environmental Plant Service Corporation	Tobata-ku, Kitakyushu, Fukuoka
Japan Technical Information Service	Chiyoda-ku, Tokyo
Nittetsu Credit Co., Ltd.	Chiyoda-ku, Tokyo
Nittetsu Koukan Tusyo	Chuo-ku, Tokyo
Nittetsu Column Co., Ltd.	Naka-ku, Yokohama, Kanagawa
Nippon Steel Composite Corporation	Chuo-ku, Tokyo
Nippon Steel Civil Construction Co., Ltd.	Chuo-ku, Tokyo
Nippon Steel Technoresearch Corporation	Takatsu-ku, Kawasaki, Kanagawa
Nittetsu Drum Techno	Hanamigawa-ku, Chiba, Chiba
Nippon Steel Hardfacing Co., Ltd.	Chuo-ku, Tokyo
Nippon Steel Hyper-Metal Corporation	Tobata-ku, Kitakyushu, Fukuoka
Nittetsu Business Promote Oita Ltd.	Oita, Oita
Nittetsu Business Promote Osaka Ltd.	Sakai, Osaka
Nittetsu Business Promote Kansai Ltd.	Himeji, Hyogo
Nittetsu Business Promote	Kimitsu, Chiba

Kanto Ltd.	
Company name	Location
Nittetsu Business Promote Kitakyushu Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka
Nittetsu Business Promote Chugoku Ltd.	Hikari, Yamaguchi
Nittetsu Business Promote Tokai Ltd.	Tokai, Aichi
Nittetsu Business Promote Hokkaido Ltd.	Muroran, Hokkaido
Nittetsu Hitachi Systems Engineering, Inc.	Chiyoda-ku, Tokyo
Nippon Steel Human Resources Development Co., Ltd.	Mihama-ku, Chiba, Chiba
Nittetsu Fine Products Co., Ltd.	Kamaishi, Iwate
Nittetsu Butsuryu Computer System, Co., Ltd.	Nakamura-ku, Nagoya, Aichi
Nittetsu Butsuryu Computer System Oita	Oita, Oita
Nittetsu Butsuryu Computer System Himeji	Himeji, Hyogo
Nittetsu Plant Kensetsu	Tobata-ku, Kitakyushu, Fukuoka
Nittetsu Plant Designing Corporation	Tobata-ku, Kitakyushu, Fukuoka
Nittetsu Bridge	Wakamatsu-ku, Kitakyushu, Fukuoka
Nittetsu Corrosion Prevention Co., Ltd.	Chiyoda-ku, Tokyo
Nittetsu Hokkaido Control System Co.	Muroran, Hokkaido
Nippon Steel Bolten Co., Ltd.	Yukuhashi, Fukuoka
Nippon Micrometal Corporation	Iruma, Saitama
Nittetu Muroran Engineering Co., Ltd.	Muroran, Hokkaido
Nippon Steel Engineering Yawata Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka
Nittetsu Ryutsu Center	Koto-ku, Tokyo
Nitto Lite Co., Ltd.	Ashikaga, Tochigi
Nippo Marine	Chiyoda-ku, Tokyo
Nippon Elec Co., Ltd.	Meguro-ku, Tokyo
Nippon Contec Co. Ltd.	Chuo-ku, Tokyo
Nihon Steel Co., Ltd.	Kishiwada, Osaka
Nippon Styrene Monomer Co., Ltd.	Shinagawa-ku, Tokyo
Nippon Tubular Products Co., Ltd.	Nakatsu, Oita
Nippon Rock Wool Corporation	Shinagawa-ku, Tokyo
New Fuji	Muroran, Hokkaido
Niremikkusu	Muroran, Hokkaido
North Technoresearch	Muroran, Hokkaido

Company name	Location
Hard Kikou Co., Ltd.	Kisarazu, Chiba
Higashi-Nippon Butsuryu	Kamaishi, Iwate
Hirohata Kyodo Hatsuden	Himeji, Hyogo
Hirohata Kohan Industrial Co., Ltd.	Himeji, Hyogo
Fugaku Bussan Co., Ltd.	Minato-ku, Tokyo
Fujigawa Koki	Fujinomiya, Shizuoka
Fuji Kenzai	Kamiisocho, Kamiiso-gun, Hokkaido
Fuji Consultant	Muroran, Hokkaido
Fuji Sohan	Muroran, Hokkaido
Fuji Tekko Center	Mihama-ku, Chiba, Chiba
Fuji Truck	Muroran, Hokkaido
Blazers Sports Club Co., Ltd.	Sakai, Osaka
Hoei Koki	Fujinomiya, Shizuoka
Hokuhan Kinzoku	Ebetsu, Hokkaido
Hokkai Koki Co., Ltd.	Ebetsu, Hokkaido
Hokkai Steel Service	Ebetsu, Hokkaido
Hokkaido NS Solutions Corporation	Muroran, Hokkaido
Hotel New Kanda	Chiyoda-ku, Tokyo
Marine Kosan	Chiyoda-ku, Tokyo
Miyano Kaiun	Chuo-ku, Tokyo
Yawata Computer Center	Yawatahigasi-ku, Kitakyushu, Fukuoka
U-Wa Tech Co., Ltd.	Chuo-ku, Tokyo
Yutaka Electronics Inc.	Bunsuimachi, Nishikanbara, Niigata
Yoyu	Chiyoda-ku, Tokyo
Yokohama Super Factory	Tsurumi-ku, Yokohama, Kanagawa
Life Building Service	Koto-ku, Tokyo
Rental All Sapporo	Shiraishi-ku, Sapporo, Hokkaido
Shanghai Nikken Dezhong Refining Steel Material Co., Ltd.	Shanghai, China
Shenzhen Meiyang Plastic Limited	Shenzhen, China
Dailan Nitto Plastic Molding Co., Ltd.	Dailan, China
Meiyang Hong Kong Limited	Hong Kong, China
Hosei Shipping S.A.	Panama City, Panama
Kazusa Shipping S.A.	Panama City, Panama
Kyomi Shipping S.A.	Panama City, Panama
Nippon Elec (Malaysia) Sdn. Bhd.	Selangor Darul Ehsan, Malaysia
Nippon Steel Australia Investment Limited	Sydney, N.S.W., Australia
Nippon Steel Brasil Investmento Limitada	Rio de Janeiro, Brazil
Nippon Steel International Finance (Netherlands)	Haarlem, Netherlands

B.V.	
Company name	Location
Nippon Steel-Kawada Bridge, Inc.	New York, New York, U.S.A.
Nippon Steel Newcastle Pty. Ltd.	Hamilton, N.S.W., Australia
Nippon Steel Plant & Machinery, Inc.	Wilmington, Del., U.S.A.
Nippon Steel PMD Industria Ltda.	Sao Paulo-SP, Brasil
Nippon Steel Transportation (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia
Nittetsu Micrometal Corporation Philippines	Batangas, Philippines
NL U.S.A. Co., Ltd.	Wilmington, Del., U.S.A.
NL Zama Corporation	New York, New York, U.S.A.
NSCC Asia Ltd.	Hong Kong, China
NSCC Compounds (Malaysia) Sdn. Bhd.	Selangor Darul Ehsan, Malaysia
NS Finance, Inc.	Wilmington, Del., U.S.A.
Ns Finance III, Inc.	Wilmington, Del., U.S.A.
NS Invest, Inc.	Wilmington, Del., U.S.A.

Company name	Location
NS Invest II, Inc.	Wilmington, Del., U.S.A.
NS Kote, Inc.	Wilmington, Del., U.S.A.
NS Pipe Technology, Inc.	Wilmington, Del., U.S.A.
NS Sales, Inc.	Wilmington, Del., U.S.A
NS Tek, Inc.	Wilmington, Del., U.S.A
P. T. Nippon Steel Batam Offshore Service	Batam, Indonesia
P. T. Nippon Steel Construction Indonesia	Jakarta, Indonesia
P. T. Yukata Electric Mfg. Indonesia	Sumatora Utara, Indonesia
Siam Nippon Steel Logistics Co., Ltd.	Bangkok, Thailand
SNP Parts Manufacturing Co., Ltd.	Rayong, Thailand
Yutaka Electric Mfg. (Malaysia) Sdn. Bhd.	Negeri Sembilan, Malaysia
Mt. Arthur Coal Partner	

Note:
Location of Mt. Arthur Coal Partner is not included as it is a partnership.

[Other affiliates accounted for by the equity method]

Company name	Company name
Urban Security	Tokai Steel Industries Co., Ltd.
Asutemu Co., Ltd.	Tokyo Econ Kentetsu Co., Ltd.
Isuzu Corporation	Tokyo Iron & Steel Wharf Co., Ltd.
NS and I System Service Corporation	Toyo Styrene Co., Ltd.
NS Okamura Corporation	Tobata Co-operative Thermal Power Company, Inc.
Oita Co-operative Thermal Power Company Incorporated	Nanbu Plastics Co., Ltd.
Osaka Ekon Kentetsu Co., Ltd.	Nishiki
Osakako Futo Terminal	Nippon Crenol Co., Ltd.
Kazusa Shin Toshikaihatsu	Nippon Civic Engineering Consultant Co., Ltd.
Kansai Okamura Manufacturing Co., Ltd.	Nihon Teppan Co., Ltd.
Kanju Purehabu Kogyo	Japan Special Section Steel Co., Ltd.
Kitakyushu Liquefied Natural Gas Company Inc.	Nilax Inc.
Kitakyushu Higashida Development Co., Ltd.	Hirotetsu Unyu Co., Ltd.
Kimitsu Cooperative Thermal Power Company Inc.	Hirohata Denjiko Center Co., Ltd.
Kyushu Aromatics Co., Ltd.	Hokkaido High Information Technology Center Co., Ltd.
Kyushu Reinetsu Transportation Co., Ltd.	Micron Co., Ltd.
Keiyo Tekko Futo Co., Ltd.	Makuhari Town Center Co., Ltd.
Kowa Seiko Co., Ltd.	Makuhari Techno-Garden Co., Ltd.
Komatsu Shearing Co., Ltd.	Matsubishi Metal Industry Co., Ltd.
Sakai Kyodo Power Company, Inc.	Maruko Daika Securities Co., Ltd.
Sustech Corporation	Mitsui Bussan Coil Center Co., Ltd.
Sun Chemical Co., Ltd.	Unifus Aluminum Co., Ltd.
Shikoku Kouhatsu	Kumho P&B Chemicals, Inc.
Japan Development, Inc.	Kukdo Chemical Co., Ltd.
Tsuda Corporation	Cape Lambert Iron Associates
Shin-Nikka Thermal Ceramics	Companhia Nipo-Brasileira de Pelotização
Shin Nippon Koki Co., Ltd.	I/N Kote
Sky Aluminum Co., Ltd.	I/N Tek
Steelcenter Co., Ltd.	Nippon Marine International S.A.
DNP Ellio Printing Co., Ltd.	P.T. Fumira
Taiyo Chemical	Pannawonica Iron Associates
Taiyo Service	UNIGAL Ltda.
Taiyo Shearing Co., Ltd.	
Tetsugen Corporation	
Denki Shizai Co., Ltd.	
Toa Steel Structures Co., Ltd.	

Of the subsidiaries owned by the Corporation at the end of this consolidated term (March 31, 2002), the companies for which their stocks are listed (or publicly-traded) on any of the domestic stock exchanges are as follows:

Company name	Stock exchange where listed
Osaka Steel Co., Ltd.	First Section of the Tokyo Stock Exchange; First Section of the Osaka Securities Exchange
Nittetsu Steel Pipe Co., Ltd.	Second Section of the Tokyo Stock Exchange
Nippon Steel Logistics Co., Ltd.	Second Section of the Tokyo Stock Exchange
Nippon Steel Drum Co., Ltd.	Second Section of the Tokyo Stock Exchange
Daido Steel Sheet Corporation	First Section of the Tokyo Stock Exchange; First Section of the Osaka Securities Exchange
Nippon Steel Chemical Co., Ltd.	First Section of the Tokyo Stock Exchange

2. Management Policies

Nippon Steel formulated the Medium-Term Consolidated Business Plan (fiscal 2000 to fiscal 2002) in which the following priorities were set forth.

- Formation of Tough Group Structure
- Establishment of Solid Steelmaking Business Foundation
- Structural Strengthening of Engineering, System Solutions and Other Major Business Sectors
- Priority Technical Development for Greater Corporate Competitiveness
- Positive Contribution to Environmental Protection and Recycling Promotion

Nippon Steel maintains a policy of consistently rewarding its shareholders with stable dividends, taking into account capital requirements for reinforcing management structure, operating results for the corresponding fiscal period and future perspectives.

In order to improve the efficiency and fairness of its corporate management, Nippon Steel also lays stress on systemizing its organization and business operating rules, and is vigorously enforcing them. As for corporate audits, Nippon Steel has already registered outside auditors, who currently account for half of the corporate auditors.

In addition to achieving these management targets, Nippon Steel will continue its endeavor to be a trustworthy company through its fair business management.

3. Operating Results and Financial Situations

(1) Overview for Fiscal 2001

The Japanese economy remained stagnant during fiscal 2001 (April 1, 2001 to March 31, 2002), with its growth rate on the minus side due to a retrenchment in public works expenditures, sluggish consumer spending and a substantial decline in private investments in plants and equipment.

In the steel industry, domestic demand rapidly decreased mainly in the construction and manufacturing industries, and the export sales environment deteriorated in the wake of a slowdown in economic activities overseas and other adverse factors. National crude steel output during fiscal 2001 totaled 102.06 million tons, 4.83 million tons below the previous year's level. Steel demand showed a far faster-than-expected decline in the first half of fiscal 2001. This led to a substantial rise in steel inventories, thus resulting in a rapid decrease in steel prices in both domestic and foreign markets.

In the unprecedentedly tough operating environment, Nippon Steel and its group companies en bloc made strenuous management efforts toward realizing higher profitability and a stronger financial structure on a consolidated basis in line with the Medium-Term Consolidated Business Plan (fiscal 2000-2002) which started in fiscal 2000. The consolidated operating performance by business sector was as follow:

(Consolidated Operating Performance by Business Sector)

(Billions of yen)

	Net sales		Operating profit	
	Fiscal 2001	Fiscal 2000	Fiscal 2001	Fiscal 2000
Steelmaking and steel fabrication	1,828.2	1,962.0	23.4	115.5
Engineering and construction	294.3	280.9	9.9	7.2
Urban development	130.8	141.9	15.5	16.3
Chemicals and nonferrous materials	326.1	359.1	10.3	11.5
System solutions	149.3	143.6	10.5	9.7
Other businesses	61.2	59.4	1.4	0.7
Total	2,790.1	2,947.1	71.3	161.2
Elimination of intersegment transactions	(208.7)	(196.7)	1.7	1.3
Consolidated total	2,581.3	2,750.4	73.0	162.6

• Steelmaking and steel fabrication

The harsh operating conditions continued throughout fiscal 2001, as exemplified by the plunge in steel market prices both at home and abroad in the midst of sharply declining domestic steel demand and prolonged steel inventory adjustments worldwide.

Nippon Steel gave priority to the improvement of steel market prices and exercised prudence in tuning its steel production and shipments to demand moves from the first half of fiscal 2001. As a result, Nippon Steel's crude steel production fell 1.69 million tons below the previous year's level, to amount to 26.14 million tons in fiscal 2001. Under the circumstances, the Nippon Steel Group as a whole strove for additional and advanced implementation to a maximum extent of their projected cost-reducing and other profitability improvement measures.

Nevertheless, the curtailed steel production and shipments due to sharply reduced demand and the downward movement in steel sales prices that began in the first half of fiscal 2001 combined to directly affect the operating performance of Nippon Steel. Consolidated sales in this sector totaled ¥1,828.2 billion during fiscal 2001, a decrease of ¥133.8 billion from the previous year (¥1,962.0 billion), and consolidated operating profit amounted to ¥23.4 billion, a substantial decrease of ¥92.0 billion from the previous year (¥115.5 billion).

In order to establish a firm position in the world steel industry, Nippon Steel aggressively promoted collaboration with domestic and foreign steelmakers. Among such collaboration with overseas steelmakers, Nippon Steel and Pohang Iron & Steel Co., Ltd. of Korea, under the Strategic Alliance Agreement between the two companies, have already embarked on specific collaboration measures in such fields as technological development, procurement of steelmaking raw materials and machinery and other materials, and information technologies. Besides, both companies proceeded with cross-purchasing of shares, as originally projected. Meanwhile, under the Global Strategic Alliance Agreement with Arcelor of the EU, Nippon Steel and Arcelor have already embarked upon such technical cooperative activities as licensing arrangements and joint R&D concerning advanced technology in the area of automotive steel sheets, and have also started studying the possibility of cooperative projects in many other fields, including steel materials for construction and other overseas projects in the U.S.A. and other countries. In addition to these, Nippon Steel agreed with Thyssen Krupp Steel AG of Germany in April 2002 to commence a study on a comprehensive technical cooperation in the area of electrical steel.

Note: Arcelor was established in February 2002 by the consolidation of USINOR (France), Nippon Steel's original partner in the Global Strategic Alliance Agreement, with Arbed (Luxembourg) and Aceralia (Spain).

Among collaboration with domestic steelmakers, Nippon Steel entered into an agreement with Kobe Steel, Ltd. in December 2001 to pursue collaboration which includes mutual support in iron & steel making and joint promotion of cost-reducing measures in distribution, procurement and other areas. The collaboration has since been steadily implemented. Another agreement was reached between Nippon Steel and Sumitomo Metal Industries, Ltd. in February 2002, under which the two companies agreed to study possible cooperation in such areas as iron and steel making, downstream processes and stainless steel flat products.

Nippon Steel was active in developing new products for such applications as automobiles, building construction and civil engineering. Further, the company has focused on strengthening its sales activities to realize higher value-added total solutions by offering the best solutions to various problems from the standpoint of users.

For many years Nippon Steel has positioned environmental conservation as one of the basis of the company's management policy and has squarely tackled such tasks as production process energy saving, reduction of environmentally harmful substances, minimized generation, recycling and effective utilization of steelworks by-products and development of eco-friendly steel products. Similar efforts now include the effective recycling of waste plastics in coke ovens and participation in the Kitakyushu Eco-Town Project.

In the future, Nippon Steel will continue to bring together all the efforts of related sectors, including steelmaking and steel fabrication, engineering and construction, and research and engineering, and contribute positively to the establishment of a resources recycling-oriented society through, for example, promotion of the recycling of wastes as usable resources.

Among recent moves of significance at the Nippon Steel Group companies are business integration activities, either recently completed, now underway or in the planning stage, as follows: Nippon Steel Logistics Co., Ltd. and Nittetsu Ryutsu Center, consolidated subsidiaries of Nippon Steel, merged on April 1, 2002; Nippon Steel Welding Products & Engineering Co., Ltd., a consolidated subsidiary of Nippon Steel, and Sumikin Welding Industries, Ltd., a consolidated subsidiary of Sumitomo Metal Industries, Ltd., will merge their welding materials and equipment operations on July 1, 2002 by jointly establishing a new company; and Daido Steel Sheet Corporation and Taiyo Steel Co., Ltd., consolidated subsidiaries of Nippon Steel, agreed to integrate businesses relating to the manufacture and sale of galvanized steel, painted steel and structural materials such as panels.

• Engineering and construction

The severe operating environment continued for the engineering and construction sector throughout fiscal 2001, with increasingly intensive competition due to the decline in demand in Japan and abroad bringing down the prices of orders received. At Nippon Steel, orders were booked for natural gas-related projects and public construction projects under the PFI (private finance initiative) system in fiscal 2001, but those for other products shrunk, mainly in Nippon Steel-developed direct waste-melting. As a result, the value of order receipts in this sector was far lower than in the previous year.

Despite such unfavorable trends in new orders received, this sector achieved gains in both sales and profits in fiscal 2001. This was because thoroughgoing measures were taken for reducing project costs while steadily implementing the backlog of orders received in the previous year. This sector's consolidated sales in fiscal 2001 showed a gain of ¥13.3 billion over the previous year (¥280.9 billion), to come to ¥294.3 billion, and consolidated operating profit also rose to ¥9.9 billion, a gain of ¥2.6 billion over the previous year (¥7.2 billion).

Henceforth, Nippon Steel will enhance its approaches toward overseas projects having high growth potential. At the same time, stepped-up efforts will focus on the promotion of customer-oriented solution businesses especially in areas with a serious social concerns such as the environment, energy including the supply of thermal energy, and urban redevelopment. The synergistic effect to be secured by joining forces with the steelmaking and steel fabrication sector will be brought into full play to this end in order to actively pursue user-oriented solutions business.

• Urban development

As signs of a slowdown in growth began to appear throughout the market during fiscal 2001, consolidated sales in the urban development sector dipped ¥11.1 billion from the previous year (¥141.9 billion), to come to ¥130.8 billion. However, the active promotion of condominium sales mainly in the Tokyo metropolitan area and of regional development projects capitalizing on company-owned land, such as the Yawata-Higashida Comprehensive Development Project (in Kitakyushu) and Hanada Development Project (in Sakai), enabled Nippon Steel to post a consolidated operating profit of ¥15.5 billion, almost the same level as in the previous year (¥16.3 billion).

In April 2002, to further solidify its business foundation, Nippon Steel integrated all operations of its Urban Development Division into Nippon Steel City Produce Inc., a wholly-owned subsidiary. By solidly integrating the know-how and networks these two entities have thus far amassed, Nippon Steel City Produce, an urban developer with unique characteristics, will endeavor to enhance its profitability.

• Chemicals and nonferrous materials

While the prices of crude oil and raw-material naphtha declined in the second half of fiscal 2001, sluggish domestic demand particularly from information technology-related industries and persistence of decline in product prices and deteriorating export environment kept the chemicals sector in a harsh business climate. Under the circumstances, various stepped-up measures for improving profits were implemented, including withdrawals from unprofitable businesses, thoroughgoing cost curtailment and operational adjustments for certain products. Meanwhile, in the field of specialty products which have high growth potential, a variety of new products making use of specialty chemicals and electronic materials were developed and aggressively commercialized, with steady results in market acceptance. In addition, with the aim of increasing further the sales of adhesive-free copper-clad laminated sheet for flexible printed circuit boards which already is eminent in the market in terms of quality and technology involved, the reinforcement of production capacity is steadily underway.

In the new material businesses, the promotion of sales activities by making the most of the superior characteristics of Nippon Steel's products led to steady increases in sales of metal catalyst carriers for treating automobile emissions and some other products. With the steep deceleration of information technology-related industries, however, demand for semiconductor-related products plunged substantially.

In the titanium business, sales registered an all-time high. While domestic shipments of rolled titanium products reached a new high, strenuous efforts were directed toward precisely meeting emerging needs in such areas as motorcycle parts and information technologies in addition to requirements in such traditional markets as large-scale power plant projects. The development of new products, including titanium foil, also contributed to the growth in sales.

As a result, consolidated sales in the chemicals and nonferrous materials sector as a whole totaled ¥326.1 billion in fiscal 2001, a decline of ¥32.9 billion from the previous year (¥359.1 billion), and consolidated operating profit in the year was ¥10.3 billion, a drop of ¥1.1 billion from the previous year (¥11.5 billion).

• System solutions
Although investments in information systems still remain at a high level, the system solutions sector (formerly, the electronics and information systems sector) is faced with increasingly fierce market competition. A major factor in this is the recent stagnation in the hardware business that has spurred computer manufacturers to enter the system solutions business. However, the operating performance of this sector is maintaining a firm pace, on the strength of a markedly high reputation in the market for its technological capability. Consolidated sales in fiscal 2001 advanced by ¥5.7 billion from the previous year (¥143.6 billion), to reach ¥149.3 billion. Despite a nonrecurring cost involved in business integration, consolidated operating profit in the year edged ¥0.7 billion upward to ¥10.5 billion from the previous year (¥9.7 billion).

In April 2001, Nippon Steel transferred the operations of its Electronics & Information Systems Division to Nippon Steel Information & Communication Systems Inc. (ENICOM), a wholly-owned subsidiary. Concurrently with the consolidation, the name of ENICOM was changed to NS Solutions Corporation. NS Solutions has since been performing its business on a steady basis, and plans to be listed on the stock exchange soon.

• Other businesses: Electricity supply, services and other businesses
In the electricity supply business, two Nippon Steel works, Muroran and Oita Works, were newly added to the list of successful electricity wholesalers, following Hirohata, Yawata and Kamaishi Works. Muroran Works started in October 2001 the wholesale supply of 100,000 kW to Hokkaido Electric Power Co., Inc. and in April 2002 Oita Works commenced the wholesale of 300,000 kW to Kyushu Electric Power Co., Ltd. Nippon Steel is also promoting the retail of electricity and supply of liquefied natural gas.

In the service and other businesses, Nippon Steel Trading Co., Ltd., an affiliate accounted for by the equity method, is set to implement in July 2002 its reduction of nearly the whole sum of capital, not accompanied by a reduction in the number of shares issued, and to undertake a capital increase in which Nippon Steel will subscribe for ¥10.0 billion of non-voting preferred shares. Further, in October 2002, Nippon Steel Trading will undertake a capital increase in which Mitsui & Co., Ltd. is expected to subscribe for approximately ¥1.5 billion of ordinary shares and approximately ¥1.0 billion of non-voting ordinary shares.

Consolidated sales in the other businesses sector during fiscal 2001 amounted to ¥61.2 billion (¥59.4 billion in the previous year), and consolidated operating profit ¥1.4 billion (¥0.7 billion).

• Operating results
Consolidated sales in fiscal 2001 decreased ¥169.0 billion from the previous year (¥2,750.4 billion), down to ¥2,581.3 billion, and consolidated operating profit during the year also was down ¥89.6 billion from the previous year (¥162.6 billion), to come to ¥73.0 billion. Consolidated ordinary profit during fiscal 2001 was ¥16.7 billion, a marked decrease of ¥94.6 billion from the previous year (¥111.3 billion).

Meanwhile, a total special profit of ¥54.9 billion was recorded for fiscal 2001, including a gain of ¥15.6 billion on sales of tangible fixed assets, a gain of ¥22.3 billion on contribution of securities to employee retirement benefit trust and the deposition profit of ¥14.6 billion of reserve for repairs. At the same time, however, a total special loss of ¥96.7 billion was also recorded, including a loss of ¥72.9 billion on evaluation of investments in securities incurred due mainly to the enforcement of reevaluation of listed securities such as financial institutions' shares and unlisted securities. As a result, the year saw a net loss of ¥25.0 billion before income taxes and minority interest, a substantial worsening of ¥74.4 billion from the previous year's income level.

After subtracting ¥19.0 billion as income taxes-current (¥55.3 billion in the previous year), adding ¥15.2 billion as income taxes-deferred (¥35.8 billion in the previous year), and adding minority interest in net income of consolidated subsidiaries of ¥0.4 billion (reducing ¥3.3 billion in the previous year), consolidated net loss for fiscal 2001 was ¥28.4 billion (consolidated net income of ¥26.4 billion in the previous year).

As for non-consolidated operation results, despite the aforementioned strenuous management endeavors in all directions, the precarious business climate during fiscal 2001 defied all immediate attempts at solution. This caused Nippon Steel's non-consolidated operating performance during fiscal 2001 to show far greater-than-anticipated deterioration. Despite the additional and advanced implementation of the projected profit-improving measures, non-consolidated sales during fiscal 2001 totaled ¥1,681.4 billion, a decrease of ¥167.3 billion from the previous year's level, due mainly to a persistent decline in steel prices in and after the first half of fiscal 2001, in addition to curtailed production and shipments in response to sharply reduced demand. Non-consolidated operating profit totaled ¥31.7 billion, a substantial decline of ¥85.7 billion from the previous year, and non-consolidated ordinary profit similarly showed a steep decline of ¥78.0 billion from the previous year, to amount to ¥0.7 billion.

A total special profit of ¥42.7 billion was recorded for fiscal 2001, including a gain of ¥22.2 billion on contribution of securities to employee retirement benefit trust and the deposition profit of ¥14.6 billion of reserve for repairs. But a total special loss of ¥91.0 billion was also recorded, including a loss of ¥84.7 billion on evaluation of investments in securities incurred due mainly to the enforcement of reevaluation of listed securities such as financial institutions' shares as well as unlisted stock of subsidiary and affiliates. As a result, the year saw a loss of ¥47.6 billion before income taxes and minority interest, and a net loss of ¥28.1 billion, a substantial worsening of ¥46.4 billion from the previous year's income level.

Under these severe circumstances, dividend payment on a steady basis being the basic principle of its corporate policy, Nippon Steel will pay a year-end dividend of ¥1.5 per share, unchanged from the previous year, through the liquidation of voluntary reserve.

• Assets, liabilities and equity at fiscal 2001 year-end and cash flows during fiscal 2001

Consolidated total assets at the end of fiscal 2001 decreased ¥201.4 billion from the level at the end of the previous year (¥4,232.0 billion), to amount to ¥4,030.5 billion. This was attributable mainly to a substantial decline (¥154.1 billion) in investments in securities incurred by the enforcement of reevaluation of listed securities such as financial institutions' shares as well as unlisted stocks and also by a decrease in the latent profit of listed stocks caused by declining market values, and to a decline (¥65.3 billion) in current assets arising from reductions in cash and bank deposits, notes receivable, accounts receivable, inventories and the like.

Consolidated total liabilities at the end of fiscal 2001 amounted to ¥3,057.8 billion, a decrease of ¥130.9 billion from the previous year (¥3,188.8 billion). Of this decreased amount, ¥84.4 billion was due to reduction in loans and the redemption of bonds and notes.

Shareholders equity at the end of fiscal 2001 declined ¥72.5 billion from the figure at the end of fiscal 2000 (¥979.6 billion), to come down to ¥907.1 billion, attributable to consolidated net loss of ¥28.4 billion for fiscal 2001, cash dividends of ¥10.2 billion paid through appropriation of the previous year's net income, a loss of ¥39.2 billion on revaluation of available-for-sale securities and others.

Cash flows from operating activities during fiscal 2001 totaled ¥215.6 billion (the previous year: ¥302.1 billion) after adding net loss before income taxes and minority interest of ¥25.0 billion for fiscal 2001, depreciation and amortization of ¥197.3 billion, cash arising from reduced notes receivable and accounts receivable of ¥53.8 billion and cash arising from the reduction in inventories of ¥17.6 billion, and adding and subtracting the payment of income taxes and enterprise taxes and the like.

Cash flows from investing activities recorded a total expenditure of ¥165.3 billion (previous year: expenditure of ¥163.3 billion), after spending ¥199.2 billion for the acquisition of tangible and intangible fixed assets and incorporating all other increases and decreases.

¥99.8 billion, the sum of free cash flows of ¥50.2 billion (the total of cash flows from operating and investing activities above) and ¥49.5 billion of funds saved as a result of such measures as the newly-introduced consolidated cash management system (CMS), was appropriated, among others, for the repayment of loans and the redemption of bonds and notes (totaling ¥94.8 billion) and payment of cash dividends of ¥10.2 billion.

As a result, loans and bonds and notes totaled ¥2010.7 billion at the end of the year, and cash and cash equivalents ¥74.1 billion.

(2) Outlook for Fiscal 2002

Given such anticipated negative factors as the continuing curtailment of public works expenditures and sluggish private investment in plants and equipment, Nippon Steel expects that the harsh business environment will continue for the time being.

As for the operating environment surrounding the steel industry, the level of steel inventories in the domestic market is rapidly improving, coming down to an adequate level, as a result of the production curtailment instituted by each steel company in the latter half of fiscal 2001. Yet, the current situation still necessitates fine-tuned production and shipments at levels corresponding to demand levels.

Overseas, steel demand has begun recovery, mainly in East Asian countries, and inventory adjustments are proceeding worldwide. Nevertheless the world steel industry must remain alert to protective moves against imported steel in several countries, as typified by the introduction of safeguard measures in the U.S.A. and the EU. Given the fact that today many steel enterprises in the world are unable to secure profits, the OECD started approaches toward worldwide adjustment of steel production facilities in 2001.

Under the circumstances, in the steelmaking and steel fabrication sector, Nippon Steel will direct its utmost efforts toward recovering profit as early as possible, by making efforts to increase steel prices and at the same time taking cost-reducing and other possible measures. In addition, with the divisionally integrated operation system based on product item, Nippon Steel is committed to realizing high product-to-product competitive strength and profitability, while also enhancing collaboration with steelmakers at home and abroad and establishing a firm position in the world steel industry. In the engineering and construction and other business sectors, too, various effort will be made to improve and strengthen profitability amid the continuing severe operating environment.

In each business sector, Nippon Steel and its group companies en bloc are firmly resolved to swiftly respond to radically changing operating environments in Japan and abroad and reestablish a solid business foundation.

Nippon Steel's projections for consolidated operating performance for fiscal 2002 are: consolidated sales of approximately ¥2,650.0 billion (approximately ¥1,200.0 billion for the first half of fiscal 2002), consolidated ordinary profit of approximately ¥75.0 billion (approximately ¥15.0 billion) and consolidated net income of approximately ¥25.0 billion (approximately ¥3.0 billion).

On a non-consolidated basis, Nippon Steel hopes to achieve sales of approximately ¥1,720.0 billion (approximately ¥800.0 billion for the first half of fiscal 2002), ordinary profit of approximately ¥30.0 billion (approximately ¥10.0 billion) and net income for the year of approximately ¥15.0 billion (approximately ¥3.0 billion).

Notes to the Consolidated Financial Statements

I. Basis of Presenting the Consolidated Financial Statements

1. Scope of consolidation and application of the equity method

The consolidated financial statements include the accounts of Nippon Steel Corporation and its 254 subsidiaries. The equity method was applied to the equity of 87 of its affiliates.

2. Closing date of the consolidated subsidiaries

Certain consolidated subsidiaries including Nippon Steel U.S.A, Inc., have closing dates, either December 31 or February 28, different from the consolidation closing date of the Corporation, which is March 31. These companies are consolidated after making adjustments to reflect any material transactions that might take place between their closing date and March 31. Tokai Special Steel Co., Ltd., included in the consolidated subsidiaries from the March 2002 term, has its closing date on November 30 and thus the company is consolidated after making temporary settlement of accounts in conformity with the company's regular settlement of accounts.

3. Accounting standard

(1) Valuation basis and method for significant assets

① Marketable securities including investments in securities

Debt securities held to maturity: Amortized cost method

Other securities:

Marketable securities are valued by the market price method according to the market price, etc., on the closing date (the difference in revaluation is included in shareholders' equity, and the cost of selling is calculated by the moving-average method), and other unquoted securities are valued at cost as determined by the moving-average method.

② Inventories

Inventories are mainly valued at the cost method determined by the periodic-average method.

(2) Depreciation method for significant depreciable assets

a. Tangible fixed assets

The declining-balance method is mainly adopted. The major assets to which the straight-line method is applied are all the tangible fixed assets of Nippon Steel Chemical Co., Ltd., which is a consolidated subsidiary.

However, the Corporation has changed the depreciation method of buildings (excluding leasehold improvements and auxiliary facilities attached to buildings) that was acquired on and after April 1, 1998, to the straight-line method.

Major durable years are as follows.

Buildings and structures	7~60 years
Machinery and transportation equipment	4~20 years

b. Intangible fixed assets

Amortization is generally computed on the straight-line method. For purchased software that is a commercially completed product and software for which a contract has been concluded for the receipt of a usage charge through leasing to a third party, the straight-line method on the basis of the software's period of intracompany use (five years) is adopted.

(3) Accounting basis for significant reserves

a. Allowance for doubtful accounts

To prepare for credit losses, the reserve for doubtful accounts is provided, in accordance with the actual write-off rate, at the maximum amount deductible under the Corporate Tax Law plus additional special provisions estimated by the Corporation for certain doubtful accounts.

b. Accrued pension and severance costs

To provide for the future payment of retirement benefits to employees, the Corporation provides for the accrued pension and severance costs, based on the estimated forthcoming payments as of the end of this consolidated term under the Corporation's retirement and pension benefit devices.

The amortization of the implementation of a new accounting standard (¥133,493 million) existed at the beginning of the previous fiscal year has been collectively written off at the interim term of the previous year by the Corporation and some of its consolidated subsidiaries by establishing employee retirement benefit trusts, and the remaining amount will generally be amortized by the straight-line method over five years.

The past service costs are treated by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accruial of each consolidated fiscal year (14 years for the Corporation, approximately 1~5 years for its consolidated subsidiaries).

The actuarially computed difference is amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual of each consolidated fiscal year (14 years for the Corporation, 7~15 years for its consolidated subsidiaries), starting with the following term of accrual.

c. Reserve for repair for blast furnaces

The Corporation records the reserve for repair for blast furnaces, hot blast stoves and ships considering the past repairs to provide for regular large-scale repairs.

(4) Accounting for significant leases

Finance lease contracts, other than those through which the ownership of the leased assets is to be transferred to lessees, are mainly accounted for by a method similar to the operating-lease method.

(5) Hedge accounting method

a. Hedge accounting method

Deferred hedge accounting is adopted. Foreign exchange forward contracts to hedge trades in foreign currency and long-term receivables and payables in foreign currencies are appropriated because they meet the appropriation requirement, and interest rate swaps are specially treated because they meet the special treatment requirement.

b. Hedging means and the transactions to be hedged

Foreign exchange forward contracts: Trades in foreign currency, long-term receivables and payables in foreign currencies and anticipated transactions

Interest rate swaps: Loans and corporate bonds

Commodity transactions in futures: Payables in nickel purchasing and anticipated transactions

c. Hedging policy

The Corporation hedges the risk exposure of its derivative financial instruments from fluctuations in interest rates or foreign exchange in accordance with an internal rule ("Management policy and procedure manual on derivatives"). The rule allows the Corporation to use derivative financial instruments limited to the actual demand transactions under the policy that the Corporation does not use them for any speculative trading purpose. The consolidated subsidiaries similarly follow the aforementioned hedging policy as a general rule.

d. Method to evaluate the effectiveness of hedging instruments

The Corporation semiannually evaluates the effectiveness of hedging instruments based on the fluctuated values and the like obtained by making a comparison between the sum of fluctuations in cash flows or fluctuations in quotations subjected to hedging and the sum of fluctuations in cash flows or fluctuations in quotations as the hedging instrument. But the effectiveness of evaluation pertaining to foreign exchange forward contracts which meet the appropriation requirement and of interest rate swaps which meet the special treatment requirement are omitted.

(6) Other important policies for presenting the consolidated financial statements

a. Accounting for revenues

The Corporation applies the percentage-of-completion method in accounting for revenues from large-scale (construction price of ¥3 billion or more) and long-term (construction period of more than 12 months) construction contracts and applies the completed contracts method for other contracts.

Revenues from construction contracts accounted for by the percentage-of-completion method are ¥79,846 million.

b. Accounting for consumption taxes

The consumption tax and the local consumption tax withheld on sales or paid on the purchase of goods or services by the Corporation are generally not included in revenues and expenses.

4. Evaluation of assets and liabilities of consolidated subsidiaries

The assets and liabilities of consolidated subsidiaries are entirely marked to market.

5. Amortization of consolidation adjustments

The amortization of those consolidation adjustments for which effective years can be estimated in the year of their accrual is written off over those years, and the other consolidation adjustments are amortized in equal annual installments over five years.

6. Appropriation of retained earnings

The calculation of consolidated retained earnings is based on the appropriations of retained earnings for consolidated companies that determined by them during the consolidated fiscal year.

7. Cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents in the consolidated interim statements of cash flows include cash on hand, bank deposits on demand and short-term investments due within three months from the acquired date, which are easily convertible into cash with little risk of value fluctuation.

II. Notes to the Consolidated Financial Statements

1. Consolidated balance sheets

(1) Accumulated depreciation deducted from tangible fixed assets was ¥4,682,275 million as at March 31, 2002 (¥4,544,381 million as at March 31, 2001).

(2) Discounted notes receivable were ¥5,389 million as at March 31, 2002 (¥6,470 million as at March 31, 2001).

(3) Notes receivable transferred by endorsement were ¥1,528 million as at March 31, 2002 (¥2,336 million as at March 31, 2001).

(4) The assets pledged as collateral were ¥180,959 million as at March 31, 2002 (¥199,134 million as at March 31, 2001).

(5) The ending balance of guarantee of loans was ¥94,837 million as at March 31, 2002 (¥106,051 million as at March 31, 2001), and the substantial amount taking into account the guarantee of loans undertaken by others was ¥91,930 million (¥101,871 million as at March 31, 2001).

The ending balance of the committed guarantee of loans was ¥42,280 million (¥50,227 million as at March 31, 2001), and the substantial amount taking into account the committed guarantee of loans undertaken by others was ¥24,718 million (¥29,129 million as at March 31, 2001).

(6) Nittetsu Finance Co., Ltd., a consolidated subsidiary of the Corporation, undertakes money lending to the Corporation's subsidiaries and affiliates. The balance of lending not implemented and others involved in lending commitments are as follows:

	(Millions of yen)
Total of the maximum overdrawn account and the lending commitment	5,028
Balance of lending implemented	4,550
Balance	478

2. Consolidated statements of income

The deposition profit of reserve for repair for blast furnaces appropriated in the special profit is the amount obtained by breaking down the existing reserve, based on the judgment that appropriation of reserve is not necessary for certain blast furnaces taking into account the result of recent blast-furnace relining work and the practical content of future equipment repair plans.

3. Consolidated statements of cash flows

Relations between the term-end balance of cash and cash equivalents and the accounts listed in the consolidated balance sheets

(Millions of yen)

	March 2002 consolidated term	Prior consolidated term
Cash and deposits account	74,343	119,470
Time deposits of which depositing period exceeds three months	(1,061)	(1,612)
Securities due within three months	770	4,026
Bonds with repurchase agreement included in "Other" under current assets	141	2,025
Cash and cash equivalents	74,194	123,910

4. Finance lease contracts other than those through which the ownership of the leased assets is to be transferred to lessees

(1) The assumed data as to acquisition cost, accumulated depreciation and net book value of leased assets are summarized as follows:

(Millions of yen)

	As of March 31, 2002			As of March 31, 2001		
	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value
Buildings and structures	636	314	322	1,943	1,621	322
Machinery and equipment, and transportation equipment	53,462	36,880	16,581	71,465	49,249	22,216
Tools, furniture and fixtures	35,630	22,643	12,987	37,702	23,919	13,783
Software under intangible fixed assets	4,496	2,525	1,970	3,335	1,736	1,599
Total	94,226	62,364	31,861	114,448	76,526	37,921

Note:
Acquisition cost includes the portion of interest thereon because the share of outstanding future lease payments is not material against the outstanding balance of tangible fixed assets at the end of the March 2002 term.

(2) Outstanding future lease payments

(Millions of yen)

	As of March 31, 2002	As of March 31, 2001
Within one year	11,610	13,285
Over one year	20,251	24,636
Total	31,861	37,921

Note:
The above amounts include the portion of interest thereon because the share of outstanding future lease payments is not material against the outstanding balance of tangible fixed assets at the end of the March 2002 term.

(3) Lease charges (assumed depreciation)
¥15,138 million for the March 2002 term (¥18,546 million for the previous term).

(4) Calculation method of assumed depreciation
Assumed depreciation is calculated using the straight-line method based on the assumption that the lease term is the useful life and there is no residual value.

5. Derivative transactions

(1) Matters concerning the status of transactions

a. Trading policy, nature and purpose

The Corporation uses derivative financial instruments limited to the actual demand transactions under the policy that the Corporation does not use them for any speculative trading purpose.
At present, the Corporation uses derivative financial instruments related to interest rates and currency exchange for the following arrangements:

a) Interest rate swaps, including cap or floor options, to reduce the exposure to market risk involved in the interest rates of loans and corporate bonds
b) Currency swaps, foreign exchange forward contracts and currency options to hedge the foreign currency risk involved in loans and corporate bonds in foreign currency
c) Foreign exchange forward contracts and currency options to hedge overall balance of foreign currencies for export and import trades
d) Foreign exchange forward contracts and currency options to hedge the foreign currency exposure to deposits and cash flows involved in the settlement of foreign currencies
e) Foreign exchange forward contracts and currency options to hedge the foreign currency exposure to individual export and import trades

In the derivative transactions of commodities, the Corporation uses at the London Metal Exchange derivative financial instruments for nickel, the raw material required for the execution of the sales contract of steel products for which sales amount and price and delivery term have been settled, for the purpose of hedging the market fluctuation risk.

The Corporation does not hold any derivative financial instruments related to securities and commodities.

b. Nature of the risk
The derivative financial instruments that the Corporation uses are exposed to market risks from future fluctuations in interest rates or foreign exchange. However, management believes that the impact resulting from the possible losses from these derivatives is not material because the Corporation holds the derivative financial instruments for the purpose of hedging the foreign exchange risk involved in foreign currency transactions, interest rate risk involved in loans and corporate bonds, and the market fluctuation risk involved in nickel transactions.

In addition, the Corporation may be exposed to losses in the event of nonperformance by counterparties. However, management anticipates that there would be little credit risk arising from the event of nonperformance because the Corporation limits its trading counterparties to major lenders that the Corporation could offset against its liabilities or high credit-rated financial institutions.

c. Trading risk management system
The Corporation uses derivative financial instruments in accordance with an internal rule ("Management policy and procedure manual on derivatives"). This rule defines the purpose and scope of the use of derivatives, counterparty selection criteria, operating procedures, responsible sections for risk management and reporting system. In execution of derivative transactions involved in interest rate and foreign currency, trading policy and other issues are reviewed by the fund operating committee, the management committee and/or the Board of Directors, and transactions are executed under the authorization of the General Manager, Accounting & Finance Div., within the approved trading policy. Also, the balance of derivative financial instruments and performance are regularly reported to the fund operating committee, the management committee and/or the Board of Directors. The Corporation semiannually evaluates the effectiveness of hedging instruments at the end of each interim term.

In the execution of derivative transactions involved in commodities, trading policy and other issues are examined by the Accounting & Finance Div., and transactions are executed under the authorization of the General Manager of the Stainless Steel Marketing & Sales Div. Further, the balance of derivative financial instruments and performance are regularly reported to the Accounting & Finance Div. and also submitted to the management committee and/or the Board of Directors depending on the importance in terms of monetary values.

The consolidated subsidiaries similarly follow the aforementioned hedging policy in general.

(2) Matters concerning the market value of derivatives, etc.
Nippon Steel Group companies contract derivative transactions such as foreign exchange forward contracts and interest rate swaps, and because of the adoption of the hedge account method, the description of contract amounts, quotations and performances of derivative transactions in the financial statements are omitted.

6. Segment Information

(1) Information by Industry Segment
March 2002 term (April 1, 2001 to March 31, 2002)

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals, nonferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
I. Sales and operating profit (loss)									
Sales									
(1) Customers	1,791,743	245,018	120,865	248,176	122,087	53,507	2,581,399	—	2,581,399
(2) Intersegment	36,463	49,304	9,942	77,988	27,311	7,744	208,754	(208,754)	—
Total	1,828,206	294,323	130,808	326,164	149,398	61,251	2,790,154	(208,754)	2,581,399
Operating costs and expenses	1,804,724	284,410	115,232	315,785	138,894	59,794	2,718,841	(210,485)	2,508,355
Operating profit (loss)	23,482	9,913	15,576	10,379	10,504	1,457	71,312	1,731	73,044
II. Assets, depreciation and capital expenditure									
Assets	2,963,927	246,122	193,400	316,898	72,944	400,858	4,194,152	(163,556)	4,030,596
Depreciation	164,693	2,008	4,754	17,264	1,160	7,819	197,701	(365)	197,336
Capital expenditure	165,202	1,949	904	10,442	1,720	19,543	199,763	(3,961)	195,801

March 2001 term (April 1, 2000 to March 31, 2001)

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals, nonferrous materials	Electronics and information systems	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
I. Sales and operating profit (loss)									
Sales									
(1) Customers	1,925,366	238,094	131,513	288,880	113,758	52,806	2,750,418	—	2,750,418
(2) Intersegment	36,653	42,835	10,466	70,243	29,912	6,633	196,745	(196,745)	—
Total	1,962,019	280,929	141,979	359,123	143,670	59,440	2,947,163	(196,745)	2,750,418
Operating costs and expenses	1,846,483	273,642	125,658	347,549	133,900	58,667	2,785,902	(198,129)	2,587,773
Operating profit (loss)	115,536	7,287	16,320	11,574	9,770	772	161,260	1,384	162,644
II. Assets, depreciation and capital expenditure									
Assets	3,091,404	228,064	219,360	351,117	64,225	460,762	4,414,935	(182,923)	4,232,011
Depreciation	172,955	2,042	5,108	18,947	1,192	7,098	207,346	(358)	206,987
Capital expenditure	123,610	2,288	4,773	10,939	1,658	16,824	160,094	(2,745)	157,348

Note:
Industry segmentation method
The Corporation and its subsidiary operate in the seven segments comprising "steelmaking and steel fabrication," "engineering and construction," "urban development," "chemicals and nonferrous materials," "system solutions," "power supply" and "services and others." "Power supply" and "services and others" are together presented as "Other businesses" in the above list.

To adapt to the business operations being promoted, the business segment "Electronics & Information Systems" has been changed to "System Solutions." Also, to adapt to the actual business administration conditions being implemented, some of the companies which hitherto were categorized as "urban development" were transferred to "services and others" effective from January 2002. Following the transfer, the assets of the Urban Development

Division decreased by ¥25,731 million from the previous level, and as a result the assets of the "services and others" sector increased by that amount. The business segment and presentation method have been determined based on the basic policy to present the characteristics of the respective business areas accurately and concisely in the diversifying business structure.

Note 2: Scope of business categorized by industry segment

Industry segment		Main line of business		
Steelmaking and steel fabrication		Steel products	Rails and shapes	Rails, sheet piles, H-beams and other shapes, bars, bar-in-coils, carbon steel wire rods, alloy wire rods
			Plates and sheets	Heavy plates, medium plates, hot-rolled sheets, cold-rolled sheets, electrolytic tinplate, tin-free steel, galvanized sheets, other coated sheets, pre-painted sheets, electrical steel sheets
			Pipe and tubes	Seamless, butt-welded, electric resistance-welded, electric-arc welded, cold drawn, coated pipes and tubes
			Specialty steel products	Stainless steel, carbon steels for machine structural applications, alloy steels for structural applications, wire rods for springs, bearing steel, heat-resistant steel, free-cutting steel, wire rods for piano wire, high-strength steel
			Secondary products	H-beam bridges, steel segments, gratings, PANZERMAST, vibration-damping sheets and plates, NS Louver, column, welding materials, drums, bolts/nuts/washers, fabricated wire rod products, OCTG accessories, construction and civil engineering materials
		Foundry pig iron, steel ingots, etc.		Steelmaking pig iron, foundry pig iron, steel ingots, slag products, cement
		Steelmaking-related businesses		Design, maintenance and construction of mechanical, electrical and instrumentation apparatus, ocean transportation, harbor transportation, land transportation, stevedoring, warehousing, packaging, material testing and analysis, evaluation of working environments, surveys on technical information, management and operation of various facilities, security service, coal, raw materials settlement-related services
Engineering and construction		Iron- and steelmaking plants, factory automation and distribution automation systems, casting, rolls, various industrial machinery and equipment, industrial furnaces Environmental plants, and waterworks and water treatment facilities construction Construction of power plants, chemical plants, storage facilities, construction of various land and submarine pipelines Fabrication and construction of marine structures, civil engineering, fabrication and construction of bridges, piling general building construction, steel structure construction, various truss system, standardized buildings Iron- and steelmaking plantconstruction engineering, technical guidance on plant operation, licensing of iron- and steelmaking-technologies		
Urban development		Urban development, condominiums and other real estates, theme parks		
Chemicals and nonferrous materials		Coal tar, ammonium sulfate, cokes, other chemical products Titanium products, aluminum products Fine ceramic products, raw materials for ferrite, cold-rolled metal foils, catalyst substrate for purifying exhaust gas, carbon-fiber composite materials, bonding wires for semiconductors, silicon wafers, power supply equipment and transformers for electronic apparatus		
System solutions		Engineering and consulting services pertaining to computer systems		
Other businesses	Power supply	Supply of electricity		
	Services and others	[Theme park] Operation of space-oriented training facilities and exhibition booth, amusement facilities [Energy] Geothermal steam, hydrogen gas [Finance and insurance] Financing and management of capital, non-life insurance agency [Others] Planning of trainings, retail service, food		

(2) Geographic segment information

March 2002 term

Domestic sales are more than 90% of consolidated sales at all business segments, therefore, geographic segment information is omitted.

March 2001 term

Domestic sales are more than 90% of consolidated sales at all business segments, therefore, geographic segment information is omitted.

(3) Overseas sales

March 2002 term (from April 1 2001 to March 31, 2002) (Millions of yen)

	Asia	North America, etc.	Total
I Overseas sales	346,993	167,678	514,672
II Consolidated sales			2,581,399
III Percentage of overseas sales to consolidated sales (%)	13.4	6.5	19.9

Notes:

1) Nations or regions are classified according to geographic proximity.

2) Major nations or regions in the respective categories:

(1) Asia: China, South Korea, Taiwan

(2) North America, etc.: United States

3) "Overseas sales" represents sales of Nippon Steel and its consolidated subsidiaries made in nations or regions other than Japan.

March 2001 term (from April 1 2000 to March 31, 2001) (Millions of yen)

	Asia	North America, etc.	Total
I Overseas sales	322,615	167,192	489,808
II Consolidated sales			2,750,418
III Percentage of overseas sales to consolidated sales (%)	11.7	6.1	17.8

Notes:

1) Nations or regions are classified according to geographic proximity.

2) Major nations or regions in the respective categories:

(1) Asia: China, South Korea, Taiwan

(2) North America, etc.: United States

3) "Overseas sales" represents sales of Nippon Steel and its consolidated subsidiaries made in nations or regions other than Japan.

7. Overview of the Non-Consolidated Financial Statements for the March 2002 Term (April 1, 2001 to March 31, 2002)

May 23, 2002

Listed Company Name: Nippon Steel Corporation
(URL http:www.nsc.co.jp)
Code No.: 5401
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Location of Head Office: Tokyo
Contact: Hiroshi Matsui, General Manager, Public Relations Center Tel.: (03) 3275-5014
Date of the Board of Directors Meeting on the Closing of Accounts: May 23, 2002
Date of the Ordinary General Meeting of Shareholders: June 26, 2002
Interim Dividend System: Yes
Adoption of one lot share system: One lot share (1,000 shares)

1. Non-Consolidated Performance for the March 2002 Term (April 1, 2001, to March 31, 2002)

(1) Operating Results

Note: Amounts below one million yen are rounded down.

	Sales		Operating profit		Ordinary profit	
	¥ Million	(%)	¥ Million	(%)	¥ Million	(%)
March 2002 term	1,681,406	(9.0)	31,729	(73.0)	702	(99.1)
March 2001 term	1,848,710	2.1	117,447	31.0	78,776	84.9

	Net income (loss)		Net income (loss) per share	Fully diluted net income per share	Return on equity	Ratio of ordinary profit to total assets	Ratio of ordinary profit to sales
	¥ Million		¥	¥	%	%	%
March 2002 term	(28,129)	—%	(4.13)	—	(3.5)	0.0	0.0
March 2001 term	18,355	—%	2.70	—	2.2	2.8	4.3

Notes:
1) Average number of shares during the term:
March 2002 term: 6,806,947,694
March 2001 term: 6,806,980,977
2) Change in accounting method: No
3) Percentages for sales, operating profit, ordinary profit and net income show year-over-year changes.

(2) Dividend status

	Annual dividend per share			Total dividends (annual)	Payout ratio	Dividend rate for shareholders' equity
		Interim	Year-end			
	¥	¥	¥	¥ million	%	%
March 2002 term	1.50	0.00	1.50	10,210	—	1.3
March 2001 term	1.50	0.00	1.50	10,210	55.6	1.2

Note:
Year-end dividend for March 2002 term includes the followings: Commemorative dividend, 0 yen; Special dividend, 0 yen.

(3) Financial position

	Total assets	Equity capital	Equity ratio	Equity capital per share
	¥ Million	¥ Million	%	¥
March 2002 term	2,738,973	793,557	29.0	116.58
March 2001 term	2,884,547	866,757	30.0	127.33

Notes:
1) Total number of shares outstanding at term-end:
March 2002 term: 6,806,860,672
March 2001 term: 6,806,980,977
2) Number of treasury stock at term-end:
March 2002 term: 120,305

2. Forecast Nonconsolidated Performance for the March 2003 Term (April 1, 2002 to March 31, 2003)

	Sales	Ordinary profit	Net income	Annual dividend per share	
				Year-end	Total
	¥ Million	¥ Million	¥ Million	¥	¥
September 2002 interim term	800,000	10,000	3,000	—	—
March 2003 term	1,720,000	30,000	15,000		

Reference: Forecast net income per share (full year): 2.20 yen
Note:
The above "Forecast" is prepared by incorporating predictions based on the premises, estimates and plans pertaining to the future as of the date of the release of this Consolidated Business Report. Accordingly, there is a likelihood that the actual business performance for fiscal 2002 will differ considerably from this forecast depending on diverse future events. As regards the conditions and other similar matters premised in the forecast of business performances, please refer to the "Outlook for Fiscal 2002" on page 28.

10. Statements of Appropriation of Retained Earnings

(Millions of yen)

	Fiscal 2001	Fiscal 2000
Unappropriated profit for the year	(7,575)	26,405
Reversal of reserve for special depreciation	889	821
Reversal of reserve for investment loss	16	12
Reversal of reserve for advanced deprecation of fixed assets	10,584	11,425
Break down of special reserves	20,000	—
Total	23,914	38, 664
(Appropriation of profit)		
Legal reserve	—	1, 022
Dividends	10, 210 (¥1.50 per share)	10, 210 (¥1.50 per share)
Reserve for special depreciation	—	670
Reserve for advanced depreciation of fixed assets	5, 035	6, 207
Reserve for repair for blast furnace	871	—
Retained earnings carried forward	7, 797	20, 553

[Notes to the Non-Consolidated Financial Statements]

I. Important Accounting Policies

1. Valuation basis and method for marketable securities

- Stocks of subsidiaries and affiliates are valued at cost determined by the moving-average method.
- Other securities:

Marketable securities are valued by the market-price method according to the market price, etc., on the closing date (the difference in revaluation is included in shareholders' equity and the cost of selling is calculated by the moving-average method), and other unquoted securities are valued at cost determined by the moving-average method.

2. Valuation basis and method for inventories

- Finished products, semifinished products and raw materials are valued at cost determined by the periodic-average method.
- Work in process is valued at the lower of cost or market with cost being determined by the specific-identification method.
- Molds and steel rolls under "Supplies" are valued at the lower of cost or market with cost being determined by the periodic-average method. Other supplies are valued at the lower of cost or market with cost being determined by the FIFO method.

3. Depreciation method for fixed assets

(1) Tangible fixed assets

Tangible fixed assets are depreciated by the declining-balance method.
However, the Corporation has changed the depreciation method of buildings (excluding leasehold improvements and auxiliary facilities attached to buildings) that were acquired on and after April 1, 1998, to the straight-line method.
Major durable years are as follows.

Buildings	8~47 years
Structures	7~60 years
Machinery and transportation equipment	7~15 years

(2) Intangible fixed assets

Amortization is generally computed on the straight-line method. For purchased software that is a commercially completed product and software for which a contract has been concluded for the receipt of a usage charge through leasing to a third party, the straight-line method on the basis of its period of intracompany use (five years) is adopted.

4. Accounting basis for reserves

(1) Allowance for doubtful accounts

To prepare for credit losses, the reserve for doubtful accounts is provided, in accordance with the actual write-off rate, at the maximum amount deductible under the Corporate Tax Law plus additional special provisions estimated by the Corporation for certain doubtful accounts.

(2) Accrued pension and severance costs

To provide for the future payment of retirement benefits to employees, the Corporation provides for the accrued pension and severance costs based on the payments as of the end of fiscal 2001 under the Corporation's retirement and pension benefits plans. The amortization of the implementation of a new accounting standard (¥93,866 million) is collectively written off by the gain on securities contribution to the employee retirement benefit trust. The past service costs are treated by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accruial of each consolidated fiscal year (14 years).

The actuarially computed difference is amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual of each consolidated fiscal year (14 years), starting with the following term of accrual.

(3) Reserve for repair for blast furnaces

The Corporation records the reserve for repair for blast furnaces and hot blast stoves considering the cost and frequency of past repairs to provide for regular large-scale repairs.

5. Accounting for revenue
The Corporation applies the percentage-of-completion method in accounting for revenue from large-scale (construction price of ¥3 billion or more) and long-term (construction period more than 12 months) construction contracts and applies the completed contracts method for other contracts.
"Revenue from construction contracts" accounted for by the percentage-of-completion method aggregated ¥79,846 million.

6. Accounting for leases
Finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees, are mainly accounted for by a method similar to the operating lease method.

7. Hedge accounting method
(1) Hedge accounting method
Deferred hedge accounting is adopted. Foreign exchange forward contracts to hedge trades in foreign currency and long-term receivables and payables in foreign currencies are appropriated because they meet the appropriation requirement, and interest rate swaps are specially treated because they meet the special treatment requirement.

(2) Hedging means and the transactions to be hedged
Foreign exchange forward contracts: Trades in foreign currency, long-term receivables and payables in foreign currencies and anticipated transactions
Interest rate swaps: Loans and corporate bonds
Commodity transactions in futures: Payables in nickel purchasing and anticipated transactions

(3) Hedging policy
The Corporation hedges the risk exposure of its derivative financial instruments from fluctuations in interest rates or foreign exchange in accordance with an internal rule ("Management policy and procedure manual on derivatives"). The rule allows the Corporation to use derivative financial instruments limited to the actual demand transactions under the policy that the Corporation does not use them for any speculative trading purpose.

(4) Method to evaluate the effectiveness of hedging instruments
The Corporation semiannually evaluates the effectiveness of hedging instruments based on the fluctuated values and the like obtained by making a comparison between the sum of fluctuations in cash flows or fluctuations in quotations subjected to hedging and the sum of fluctuations in cash flows or fluctuations in quotations as the hedging instrument. But the effectiveness of evaluation pertaining to foreign exchange forward contracts which meet the appropriation requirement and of interest rate swaps which meet the special treatment requirement are omitted.

8. Accounting for consumption taxes
The consumption tax and the local consumption tax withheld on sales or paid on the purchase of goods or services by the Corporation are not included in revenues and expenses.

II. Additional information

The Corporation's treasury shares (¥1 million, 6,000 shares at the end of March 2001 term), which were included in "Other" under current assets, are included in the close under common stock at the end of March 2002 term due to the revision of the rules on financial statements and others.

III Notes to the Nonconsolidated Balance Sheet and the Statement of Income

1. Balance sheets
(1) Accumulated depreciation deducted from tangible fixed assets was ¥3,900,427 million as at March 31, 2002 (¥3,808,286 million as at March 31, 2001).

(2) The ending balance of guarantee of loans was ¥103,449 million as at March 31, 2002 (¥117,087 million as at March 31, 2001), and the substantial amount taking into account the guarantee of loans undertaken by others was ¥98,175 million as at March 31, 2002 (¥110,645 million as at March 31, 2001).
The ending balance of the committed guarantee of loans was ¥111,275 million as at March 31, 2002 (¥115,869 million as at March 31, 2001), and the substantial amount taking into account the committed guarantee of loans undertaken by others was ¥93,949 million as at March 31, 2002 (¥94,771 million as at March 31, 2001).

2. Non-consolidated statements of income

The deposition profit of reserve for repair for blast furnaces appropriated in the special profit is the amount obtained by breaking down the existing reserve, based on the judgment that appropriation of reserve is not necessary for certain blast furnaces taking into account the result of recent blast-furnace relining work and the practical content of future equipment repair plans.

IV. Notes to Lease Transactions

Finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees
(1) Assumed data as to acquisition cost, accumulated depreciation and net book value of leased assets are summarized as follows:

(Millions of yen)

	As of March 31, 2002			As of March 31, 2001		
	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value
Buildings	—	—	—	1,378	1,378	—
Machinery and equipment	41,742	30,204	11,537	58,034	41,390	16,643
Vehicles and delivery equipment	576	341	235	614	289	324
Furniture, fixtures and tools	16,473	10,018	6,454	3,803	2,922	880
Software	872	303	569	460	237	222
Total	59,664	40,868	18,796	64,290	46,218	18,072

Note:
Acquisition cost includes the portion of interest thereon because the share of outstanding future lease payments is not material against the outstanding balance of tangible fixed assets at the end of the term.

(2) Outstanding future lease payments

(Millions of yen)

	As of March 31, 2002	As of March 31, 2001
Within one year	7,036	6,166
Over one year	11,759	11,906
Total	18,796	18,072

Note: The above amounts include the portion of interest thereon because the share of outstanding future lease payments is not material against the outstanding balance of tangible fixed assets at the end of the term.

(3) Lease charges (assumed depreciation)
¥9,166 million (¥9,017 million for the previous term)

(4) Calculation method of assumed depreciation
Assumed depreciation is calculated using the straight-line method based on the assumption that the lease term is the useful life and that there is no residual value.

Reference: (Non-consolidated)

Comparison of Sales Performance

(Quantity: Thousand tons; Amount: Millions of yen; Ratio: %)

Segment	Item	March 2002 term	March 2001 term	Variance
Steel products	Quantity (Unit price) Amount	26,312 (¥50,107) 1,318,400	26,789 (¥54,158) 1,450,856	(478) (-¥4,051) -132,456
Pig iron and steel ingots	Amount	16,986	19,973	-2,986
Engineering and construction	Amount	244,415	239,256	5,158
Urban development; chemicals and nonferrous materials; electronics and information systems; and power supply	Amount	101,604	138,623	-37,019
Total (exports, inclusive)	Amount	1,681,406 (406,698)	1,848,710 (422,827)	-167,303 (-16,129)

Comparison of Production Performance

(Thousand tons)

Division	March 2002 term	March 2001 term	Variance
Pig iron	26,862	26,657	205
Crude steel	26,140	27,837	-1,697
Steel products	25,487	26,226	-740

Note:
For steel products, subcontracted production is excluded.

Reference: (Non-consolidated)

Ordinary Profit and Loss for Fiscal 2001
(April 1, 2001 to March 31, 2002)

(Millions of yen)

Item	First half of fiscal 2001		Second half of fiscal 2001		Year total
	Amount	%	Amount	%	
Net sales	784,781	100.0	896,624	100.0	1,681,406
Cost of sales	(680,666)		(803,146)		(1,483,813)
Selling, general and administrative expenses	(84,625)		(81,237)		(165,863)
Operating expenses	(765,292)		(884,384)		(1,649,676)
Operating profit	19,489	2.5	12,240	1.4	31,729
Interest and dividend income	8,180		6,236		14,416
Interest expense and discount charges	(12,624)		(11,515)		(24,139)
Other nonoperating profits and loss	(13,325)		(7,978)		(21,304)
Nonoperating profit and loss	(17,769)		(13,257)		(31,027)
Ordinary profit	1,719	0.2	(1,016)	(0.1)	702

Production Performance by Half Year

(Thousand tons)

Division	First half of fiscal 2001	Second half of fiscal 2001	Year total
Pig iron	13,448	13,414	26,862
Crude steel	13,279	12,860	26,140
Steel products	12,533	12,954	25,487

Note:
For steel products, subcontracted production is excluded.

Sales Performance by Half Year

(Quantity: Thousand tons; Amount: Millions of yen)

Segment	Item	First half of fiscal 2001	Second half of fiscal 2001	Year total
Steel products	Quantity (Unit price) Amount	12,642 (¥51,822) 655,152	13,669 (¥48,521) 663,247	26,312 (¥50,107) 1,318,400
Pig iron and steel ingots	Amount	8,456	8,530	16,986
Engineering and construction	Amount	72,475	171,939	244,415
Urban development; chemicals and nonferrous materials; electronics and information systems; and power supply	Amount	48,696	52,907	101,604
Total (including exports)	Amount	784,781 (185,610)	896,624 (221,087)	1,681,406 (406,698)


News Release

Cooperation between Nippon Steel Bolten and Shinko Bolt February 4.2002

High tension bolt makers Nippon Steel Bolten Co., Ltd. (President: Koichi Yoshida) and Shinko Bolt, Ltd. (President: Kiyoshi Ando) have announced today that they will pursue collaboration to improve their competitiveness.

While the details will be worked out from now, the collaboration will center on distribution cost measures including the effective utilization of transit warehouses and trucks, as well as on cooperation in procuring operating materials. This is the first concrete step in the collaboration between Nippon Steel and Kobe Steel which was announced in December last year.

The two companies intend to study, together with Nippon Steel and Kobe Steel, concrete measures by the end of the first-half of fiscal 2002 (ending September 2002) and to implement the measures in the second half of the fiscal 2002.

Profile of Nippon Steel Bolten Co., Ltd.
Head office: Yukuhashi, Fukuoka
Established: September 1964
Capital: 300 million yen
Equity Structure: 100% owned by Nippon Steel
Sales: 5,237 million yen
Employees: 145

(Figures current as of March 31, 2001)

Profile of Shinko Bolt, Ltd.
Head office: Ichikawa, Chiba
Established: April 1961
Capital: 465 million yen
Equity Structure: 100% owned by Kobe Steel
Sales: 3,694 million yen
Employees: 78
(Figures current as of March 31, 2001)

For more information, please contact:

Nippon Steel Corporation
Kanke
Public Relations Center
Corporate Secretariat Div.
Tel +81 (0)3 3275-5023

Kobe Steel, Ltd.
Hamada
Publicity Group
Tel +81 (0)3 5739-6010

Nippon Steel Bolten Co., Ltd.
Harada
Director (Sales)
Tel +81 (0)3 3820 3611

Shinko Bolt, Ltd.
Ohara
Director (Sales)
Tel +81 (0)47 328 6551


News Release

Alliance between Nippon Steel and Sumitomo Metals February 27.2002

Nippon Steel Corporation (place of business: Chiyoda-ku, Tokyo; President: Akira Chihaya) and Sumitomo Metal Industries, Ltd (place of business: Chuo-ku, Osaka City; President: Hiroshi Shimozuma) have agreed today that they will pursue collaboration to improve their competitiveness. The two companies will set up a "Cooperation Promotion Committee (provisionally named)" consisting of members from both companies to explore specific areas for alliance.
Anticipating future changes in steel demand and growing international competition, this collaboration aims to provide both Nippon Steel and Sumitomo Metals with benefits through implementation of the alliance.

Areas for alliance that the two companies have agreed to study follow below. Other areas could be added if future discussions determine they would be advantageous to both companies.

【Areas of the Alliance】

1. Mutual support in iron & steel making and down-stream departments
① Sumitomo Metals plans to study on structural reform of production system at Wakayama Works for flat products, in order to improve competitiveness of its steel business dramatically. Nippon Steel will study jointly with Sumitomo

Metals possible cooperation for the above reform to be conducted by Sumitomo Metals.

② In connection with the above study, Sumitomo Metals intends to study on effective utilization of iron-making and steel-making facilities at Wakayama Works and Nippon Steel will collaborate with Sumitomo Metals on that study.

③ Both companies will study on mutual supply of iron/steel during blast furnace refurbishment and case of emergency, and mutual supply of products at down-stream departments as the need arises.

2. Collaboration in stainless steel flat products business

Both companies will study structures and measures for strengthening profitability of stainless steel flat product business including forming a joint venture therefor.

3. Study on mutual cooperation in further cost-cutting endeavors in the following areas;

①Transportation of steel products
The two companies will pursue mutual collaboration in effective utilization of transit bases, ships, trucks and so forth.

②Raw materials procurement
The two companies intend to cooperate to reduce cost of raw materials procurement and storage of inventories.

③Cooperation between nearby places of operation
The two companies (including their affiliated companies) plan to cooperate in cutting various costs related to the operation of the steel works between their nearby places of operation (Kimitsu Works / Kashima Works).

Through the study and execution of cooperation in the above areas, Nippon Steel and Sumitomo Metals remain competitors as independent companies, and at the same time build cooperative relationships that strengthen their competitive edge.

Inquiry about contents or profile of Nippon Steel fax:81-3-3275-5611


News Release

Reaction of Japan Iron & Steel Federation to the Presidential Decision of Steel Imports under Section 201 of the U.S. Trade Law

March 6.2002

Akira Chihaya
Chairman
The Japan Iron and Steel Federation

The President of the United States has now announced his decision to put into effect import restrictions on a broad range of steel products. This decision must be characterized as an unfair one, shifting the burden of the problems being experienced by the U.S. steel industry to foreign steel imports, thus forcing foreign steel producers and domestic steel-users to endure unwanted, painful sacrifices rescue of the U.S. steel industry from its own mistakes.

Some of the major causes of the deterioration in business operations in the U.S. steel industry are: the expansion of equipment and facilities by U.S. mills beyond the growth of domestic demand; price competition among integrated mills and between integrated mills and mini-mills; the decline in demand for automobiles, and excessive "legacy costs" with which U.S. mills are burdened. These problems are primarily ones created by the U.S. steel industry itself, and it is in complete disregard of this fact that the President's decision seeks to attribute all these problems to foreign steel imports. This a serious mistake.

Furthermore, steel imports into the U.S. peaked in 1998, and have since decreased by a sizable 30 percent (42 million tons in 1998, 30 million tons in 2001). The U.S. domestic steel market has begun to recover with U.S. mills achieving improved operating rates, some near capacity (about 90 percent). At this juncture, there is no reasonable ground whatsoever to justify the imposition of restrictions on steel imports.

Import restrictions under Section 201 of the Trade Act have been intended as a supplementary means of providing U.S. industries with a temporary grace period for taking action on their own to regain their competitive strength. In other words, the restriction presupposes good faith efforts by the U.S. steel industry to implement effective restructuring programs. At this moment, however, no realistic restructuring plans have been put forward by the U.S. steel industry. In these circumstances, it is unfair that unilateral import restrictions have been decided for the protection of domestic industries.

Moreover, the present ITC investigation was one which was carried out under the many-pronged steel policy of President Bush, announced in June of last year. Regarding the issue of excess capacity, which was another key component of the said policy, the recent OECD steel high-level meeting has reported that as a result of the government efforts of the member countries, there is the prospect of a capacity reduction of near 120 million tons being effected by 2005. Besides, just when the early signs of a market pickup are discernible the world over, the recently announced decision may be likened to putting a stumbling block in the way of the strong efforts of many other countries to promote the normalization of the steel trade. Indeed this action represents a serious threat to the sound development of free and open world steel trade.

We are going to look closely at the details of the President's decision and consult with the Japanese Government, with a view to taking appropriate measures, including bringing the case before the WTO.

Inquiry about contents or profile of Nippon Steel fax:81-3-3275-5611


News Release

Outlook on fiscal 2001 April 9.2002

《 more... 》

Inquiry about contents or profile of Nippon Steel fax:81-3-3275-5611

April 9, 2002
Nippon Steel Corporation

Projections of the Consolidated and the Non-Consolidated Settled Accounts for Fiscal 2001

We wish to hereby report the projections of the consolidated and the non-consolidated settled accounts and term-end dividend for the 77th reporting term(fiscal 2001), to be officially determined at the meeting of the board of directors in late May.

[Projections of the consolidated and the non-consolidated settled accounts]

The Japanese economy in the current term, under the influence of the simultaneous deceleration of the world economy, still remains in a difficult situation, with the further abatement of the private sector capital spending as well as the sluggish levels in government spending and personal consumption.

In the Steel-making and Steel fabrication business, while steel demand started to depress rapidly in the first half of the year, steel inventories held on at high levels, thus further accelerating the downward course of the market. In these circumstances, in the second half of the year, the curtailment of the production was intensified throughout the steel industry, with the result that the steel inventories have rapidly been worked off toward the proper levels. In the aspect of exports, it has been in a difficult situation with the dull steel market because of the prolonged inventories adjustment under the influence of the deceleration of the world economy. Moreover, each country, tends to protect its own country market by means of the safeguards instituted by the United States and the EU, the export market still continues unpredictable, even though in East Asian countries there appears a growing tendency toward the recovery of the steel demand. Thus, the national crude steel output in fiscal is estimated at about 102 million tons, a decrease of 4.9 million tons against the previous year.

In that environment, with the purpose of the recovery of the steel market conditions both at home and the overseas, Nippon Steel went through with a production cutback throughout the current term. With the result, the crude steel output of our company is projected to be around 26 million tons, a drastic decrease from the previous year. We will work on the production levels commensurate with the demand levels as our topmost priority is the recovery and the stability of the steel market. In terms of costs, with collective efforts of all the group member companies, we have been endeavoring to implement additional profit-improvement measures, and also accelerating schedules for the already authorized measures. Nevertheless, under the depressive impact of the squeezed scales of production and shipment and of the low-wavering steel prices from the first half of year, we estimate that our company's income and profits will decrease from those of the previous term.

Regarding the Engineering and Construction business, it is estimated that the previous term's firm orders contribute the increased income and profits, and in the Urban Development business, the projections are the decreased income under the influence of the fall in housing demand but the increased operating profit with the effort of the keeping price and of the improvement in the gross profit ratio. As to Chemicals, Nonferrous Metals, although the income will decrease because of the accelerated downward course of the market, we will surely make efforts to stop the decreased operating profit by cost reduction. As regards Systems Solution business, as the investments of information system stay firm, we project the increased income and the same level of the operating profit as the previous term.

As a result, our projections are; the consolidated net sales of approx.¥2,580 billion, the consolidated operating profit of approx.¥75 billion, the consolidated ordinary profit of approx.¥15 billion. As regards the non-consolidated settlement, our projections are; the net sales of approx. ¥1,680 billion, the operating profit of approx.¥35 billion, the ordinary profit of approx. ¥0 billion.

As to special profit and loss, we enforced paper loss of not only the listed securities such as the finance company's shares but also unlisted stock. On the other hand, we expect to add up gain on contribution of securities to employee retirement benefit trust and the disposition profit of reserve for repairs for blast furnaces. In total projections, special loss is estimated approx.¥44 billion on a consolidated basis, and approx.¥48 billion on a non-consolidated basis. Thus, the consolidated net loss is estimated at approx.¥30 billion, and the non-consolidated net loss is estimated at approx.¥28 billion

[Term-end Dividend]

Under these severe circumstances, dividend payment on a steady basis being the basic principle of our corporate policy, term-end dividend is scheduled for payment at ¥1.5 per share.

For the coming term also, predictions are that harsh business conditions will continue. Still, we are determined to direct our best efforts towards the improvement of our fundamental profit structure in which our group companies are integrally unified. We sincerely hope that you will continue to give us support and cooperation.

(Unit:¥billion)

[Consolidated Settlement of Accounts]

	Net Sales	Operating profit	Ordinary profit	Net Income
Interim Term	1,208.5	32.6	8.6	0.5
FY Projections	2,580.0	75.0	15.0	▲30.0
FY2000 Results	2,750.4	162.6	111.3	26.4

[Non-Consolidated Settlement of Accounts]

	Net Sales	Operating profit	Ordinary profit	Net Income
Interim Term	784.7	19.4	1.7	1.4
FY Projections	1,680.0	35.0	0.0	▲28.0
FY2000 Results	1,848.7	117.4	78.7	18.3

(Reference) Figures in the previous report (February 7, 2002)

[Consolidated Settlement of Accounts]

	Net Sales	Operating profit	Ordinary profit	Net Income
FY Projections	2,600.0	75.0	23.0	0.0

[Non-Consolidated Settlement of Accounts]

	Net Sales	Operating profit	Ordinary profit	Net Income
FY Projections	1,680.0	35.0	0.0	0.0

(Addition) Details of the special profit and loss

〈Unit:¥billion〉

	[FY Projections] Consolidated	[FY Projections] Non-Consolidated	[Figures of the previousre port (Feburuary 7,2002)] Consolidated	[Figures of the previousre port (Feburuary 7,2002)] Non-Consolidated	[Differences] Consolidated	[Differences] Non-Consolidated
Contribution of securities to employee retirement benefit trust	220	220	20	20	○200	○200
Disposition profit of reserve for repairs for blast furnaces	150	150	0	0	○150	○150
Paper loss of the securities	▲730	▲850	▲45	▲30	×685	×820
The listed securities (the finance companies and so on)	▲570	▲550	0	0	×570	×550
The unlisted securities	▲160	▲300	▲45	▲30	×115	×270
The others (the special retirement allowance and so on)	▲80	0	▲105	▲25	○25	○25
The totals	▲440	▲480	▲130	▲35	×310	×445



News Release

Automotive Steel Technology Cooperation Agreement between Nippon Steel, Arcelor and Tata Steel

April 11.2002

Photo Courtesy:Arcelor

On 10th April , 2002, Nippon Steel Corporation of Japan, Arcelor of Europe, and Tata Steel of India, have signed an Automotive Steel Technology Cooperation Agreement to work jointly on technical cooperation addressing the needs of the Indian automotive steel market. The Agreement aims at providing the Indian automotive industry with effective steel solutions, and then improving the efficiency and the performance of these three steel companies.

Nippon Steel and Arcelor, who have a proven track record of technical expertise in providing steel products for the automotive industry all over the world, will assist Tata Steel technically in the latter's increasingly emerging efforts to cater to the requirements of automotive customers in India. As a part of this cooperation, Nippon Steel and Tata Steel signed an agreement on 15th February 2002, whereby Nippon Steel is assisting Tata Steel technically in producing automotive grade cold rolled steel products. Arcelor and Tata Steel have begun studies on the requirements of galvanised steel strips for use in India in the automotive industry and on Arcelor providing technical assistance to Tata Steel in producing galvanised steel strips for automotive use.

From now on, the three steel companies will work together on fulfilling the specific technical requirements of automotive customers in India. The subjects which will be discussed will include joint technical activities required for a wider acceptance of high tensile and galvanised steel strips amongst the automotive customers in India, keeping in view the requirements of safety, environment and reduced car weight.

The three steel companies are confident that the progress of and the results from the Automotive Steel Technology Cooperation Agreement will provide the Indian automotive customers with effective steel solutions to make them technologically up-to-date thereby keeping them competitive. This will bring major benefits to the automotive customers operating in India and help them to pursue global business developments all over the world.

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News Release

Structuring a New Global Business Model in the Steel Industry

April 11.2002

11 April 2002
Nippon Steel Corporation
ARCELOR

Photo
Courtesy:Arcelor

Approximately a year has passed since NSC and Usinor concluded the Global Strategic Alliance Agreement aimed at enhancing their worldwide cooperation relationship.

In the mean time, the two companies, which both enjoy a worldwide reputation for their advanced technological and supply expertise in the field of automotive steels, have completed the framework for joint and consistent response to the global development of automobile manufacturers by launching specific cooperation activities. As such, both companies have already achieved progress beyond their initial expectations.

Today, Mr. Chihaya, President of Nippon Steel Corporation, Mr. Mer, co-Chairman of arcelor and Mr. Dolle, CEO of arcelor, met in Paris to mutually assess the results achieved during the first year of the Alliance. They reaffirmed their common commitment to continue their efforts to maximize the results of the Alliance through enhanced cooperation for the benefit of their customers and all of their stakeholders.

In February of this year, Aceralia, Arbed and Usinor merged to form arcelor, the world's largest steel company. NSC and arcelor have jointly confirmed that as of this date arcelor will assume Usinor's commitments in the Alliance with NSC. As a result both partners' customer responses will expand to include other products in addition to the flat carbon and stainless products initially targeted by the Alliance.

Following the signature of their Agreement in January 2001, Usinor and NSC had set up a Steering Committee co-chaired by the two Executive Vice Presidents of the two companies, as well as five ad hoc committees in the fields of automotive steel, procurement, stainless steel, tinplate, and the environment. Their tasks are to study and define specific areas of the cooperation in each of these fields.

In the field of automotive steel, both companies signed the Automotive Steel Alliance Implementation Agreement ("ASAIA") in October 2001 in order to establish the framework for specific technical cooperative activities with car manufacturers in their development and production of "World Cars" and other global activities.
– In a first stage, both companies have begun to expand

the lineup of their product offer to the market through the exchanges of licenses.
– In a second stage, different subjects for joint R&D, corresponding to the needs for future products and future steel solutions have been selected and those R&D initiatives are being implemented.
Both companies have already paid visits to automobile manufacturers explaining the purpose of the Alliance and finding solutions to individual technical problems based upon customer's requests. This initiative has generated positive responses from a number of automobile manufacturers.

Yesterday, Nippon Steel and arcelor also signed the Automotive Steel Technology Cooperation Agreement with Tata Steel (TISCO) of India. This agreement provides for joint technical assistance to TISCO in its relations with automotive steel users in India.

In the fields of procurement, stainless steel, tinplate and the environment, significant achievements leading to promising goals have also been made. Specifically:
– In the field of stainless steel, in order to respond to requests for the supply of high formable grades from automobile parts manufacturers in the United States, both companies are now investigating the possibility of undertaking such stainless steel production at J&L, an American subsidiary of arcelor.
– In the field of the environment, both companies have

agreed on the need to make more extensive efforts concerning CO_2 emissions, essential in the prevention of global warming. In the future, they intend to intensify their cooperation in this domain with other leading steel companies, the IISI and other steel-related associations.

Both companies have also agreed to pursue future specific cooperative efforts in the automotive steel and other fields covered under the Alliance and to try and extend their joint efforts into other domains.
In this regard their aim is to:
- launch studies on cooperation in the fields of construction steel, including long products, in order to demonstrate the advantages of steel in construction and to increase steels' worldwide use.
- accelerate studies on joint ventures or other cooperative efforts in the United States and other regions.
- achieve a wider diversity of material supply sources, with the aim of procuring iron ores, zinc, other metals and supplies on a consistent basis.

NSC and arcelor will endeavor to realize further development through the prompt implementation of this jointly created "new global business model" in the steel business. Through the structuring of this business model, both companies, from their widely distant geographical locations and with their independent management activities, will work together on worldwide activities of common interest as described above. In this regard, NSC and arcelor are confident that this will enable them to become more responsive to customer demand, to achieve cost reductions and to reinforce their R&D potential, which should enhance each company's competitiveness in their respective steel activities.

Inquiry about contents or profile of Nippon Steel fax:81-3-3275-5611


News Release

Electrical Steel Collaboration between ThyssenKrupp Steel and Nippon Steel intensified

April 23.2002

Today, Nippon Steel Corporation (President: Akira Chihaya), ThyssenKrupp Steel AG (Chairman of the Executive Board: Dr. Ulrich Middelmann) as well as ThyssenKrupp Electrical Steel GmbH (Chairman of the Executive Board: Dr. Wolfgang Trommer) have signed an Electrical Steel Collaboration Agreement to further expand their more than thirty years lasting technical cooperation into a broader and more comprehensive collaboration in the field of grain oriented and non grain oriented electrical steel.

Mr. Chihaya, upon the signing of this agreement, made the statement: "Based on the cooperative relationship maintained between our two companies in the field of electrical steels over the years, we are confident that this significant collaboration will contribute to the further satisfaction of the customers world-wide."

Dr. Middelmann underlines the strategic significance of the cooperation: "By intensifying their long lasting and successful cooperation in this attractive growth segment Electrical Steel, the partners respond to the increasing need for globalization. We will provide top quality to our customers world-wide."

With the growing recognition of the global importance of energy conservation, electrical steel users are making increasingly stringent quality requirements of the materials to realize higher energy efficiency of their products. As users' operating scales expand and globalization moves accelerate, the two companies which are the leading manufacturers of electrical steel respectively in Japan and Europe , are determined to step up efforts to contribute to a solution in saving energy and to better serve the needs of steel users based on technical development to be achieved through the intensified collaboration.

Electrical steel is of great importance for the manufacture of transformers, generators and electric motors. Building highly energy efficient transformers requires grain oriented steel with unique properties to minimize power loss in high voltage high capacity transmission. Also, in the field of non grain oriented electrical steel used as a core material for motors, as typically exemplified by traction motors of hybrid cars, high-efficiency motors with higher output are needed, likewise requiring electrical steel with high-performance comparable to that of grain oriented electrical steel. In the development of such high-performance electrical steel, specialized leading-edge research efforts are indispensable. Through this intensive collaboration the two companies will reduce costs and lead time of research and development as well as further develop the production processes for these products with the aim of making the processes more competitive and launching new products which will help save energy. To this end, both companies will promptly set up a steering committee to begin studies on specific themes for cooperation. The results of the work will contribute to both companies, but will be marketed separately.

Outline of ThyssenKrupp Steel AG
Company name: ThyssenKrupp Steel AG
Head office: Duisburg, Germany
Chairman of the Executive Board: Dr. Ulrich Middelmann
Crude steel production: 17 million mt
Sales: Euro 12.6 billion (2000/2001)

ThyssenKrupp Electrical Steel GmbH

Head office: Essen, Germany
Chairman of the Executive Board: Dr. Wolfgang Trommer
Electrical steel production: 0,986 million mt
Sales: Euro 770 million (2000/2001)
Main products: Grain Oriented and Non Grain Oriented Electrical Steel
Number of employees: 3,479 as of September 30, 2001

Outline of Nippon Steel Corporation
Company name: Nippon Steel Corporation
Head office: Chiyoda?ku, Tokyo, Japan
Representative Director and President: Akira Chihaya
Crude steel production: 27 million mt
Sales: 22.2 billion of dollars (2001)
Number of employees: 26,333 as of March 31, 2001

Contact:
Erwin Schneider Dietmar Stamm
Phone: +49 203 / 52 - 2 56 90 Phone: +49 203 / 52 - 2 62 67
Fax: +49 203 / 52 - 2 63 69 Fax: +49 203 / 52 - 2 57 07
e-mail: schneider@tkst.thyssenkrupp.com e-mail: stamm@tks.thyssenkrupp.com



Announcement of Death (Mr. Eishiro Saito, Honorary Chairman of the Japan Federation of Economic Organizations and Honorary Chairman of Nippon Steel

April 25.2002

Japan Federation of Economic Organizations
Nippon Steel Corporation

Announcement of Death

It is with the deepest sadness and regret that we inform you of the death of Mr. Eishiro Saito, aged 90, Honorary Chairman (formerly, Chairman) of the Japan Federation of Economic Organizations and Honorary Chairman (formerly, Representative Director and Chairman and President) of Nippon Steel Corporation, on Monday, April 22nd, from cardiac insufficiency.

A "Farewell-to-Eishiro-Saito" ceremony will be held jointly by the Japan Federation of Economic Organizations and Nippon Steel Corporation, as follows:

Date: Tuesday, June 4, 2002, 1:30~3:00 p.m.
Place: "Tsuru-no-ma," 1st Floor, main building,
Hotel New Otani, 4-1, Kioicho, Chiyoda-ku, Tokyo

(Tel: Tokyo 03-3265-1111)
Chief mourner: Hideki Saito (eldest son: Managing Director of Nippon Steel Corporation)
Contact: General Affairs Dept., General Administration Div., Nippon Steel Corporation
Outside line: 03-3275-5500 Fax: 03-3275-5501
Extension: 801-2590 Fax: 801-2597
E-mail: ceremony@hq.nsc.co.jp
*1: With profound respect and appreciation, may we decline flowers or any offerings.
*2: For telegrams and other condolatory messages, please address them to: c/o General Administration Div., Nippon Steel Corporation, 2-6-3, Otemachi, Chiyoda-ku, Tokyo.
*3: Mourners are requested to attend the above Farewell ceremony in ordinary dress at their own convenience during 1:30-3:00 p.m.

Brief personal history of Mr. Eishiro Saito

Born November 22, 1911 (in Yasuda-cho, Kitakambara-gun, Niigata-ken).

June 1941 Joined Japan Iron & Steel Co., Ltd.
April 1950 Deputy General Manager, Sales Dept., Head Office, Yawata Iron & Steel Co., Ltd.
May 1961 Director and General Manager, Sales Dept.
May 1962 Managing Director (Purchase & Sales)
May 1968 Senior Managing Director
March 1970 Senior Managing Director (Sales & Machinery Purchase) of Nippon Steel Corporation
May 1973 Executive Vice President (Sales & Purchase)
January 1977 Representative Director and President
June 1981 Representative Director and Chairman

June 1987 Senior Advisor and Honorary Chairman
July 1998 Friend and Honorary Chairman

April 1979 Chairman of the Japan Iron and Steel Federation (retired in April 1984)
May 1986 Chairman of the Japan Federation of Economic Organizations (retired in December 1991)

October 1967 Blue Ribbon Medal
November 1982 First Order of the Sacred Treasure
April 1990 First Order of Merit with the Grand Cordon of the Rising Sun

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News Release

Commencement of Studies on Expansion of Technical Cooperation in the Field of Electrical Steels between Nippon Steel and AK Steel

May 9.2002

Nippon Steel Corporation (President: Akira Chihaya) and AK Steel (Chairman: Richard M. Wardrop, Jr.) agreed to commence studies on expansion of their existing technical cooperation with regard to cold-rolled, non-oriented and grain oriented electrical steel products.

Nippon Steel and AK Steel, and its predecessor company, have continued technical cooperation in the field of electrical steel including technology license arrangements for more than 50 years.

With a view to reducing cost and enhancing research capabilities through more efficient utilization of corporate resources, in addition to the existing technical cooperation, Nippon Steel and AK Steel will explore possible expansion of the scope of the technical cooperation which will include joint development of manufacturing technology and new products in the electrical steel area.

Each company seeks to meet its customers' needs to utilize more efficient materials, thus improving the efficiency of electrical generation and transmission equipment, while contributing to the protection of the global environment.

For more information, please contact:

Public Relations Center, Nippon Steel Corporation, Tel: 81-3-3275-5021


News Release

Consolidated results for FY 2001 May 23.2002

《more...》

Inquiry about contents or profile of Nippon Steel fax:81-3-3275-5611

File No. 82-5175

1. Management Policies

Nippon Steel formulated the Medium-Term Consolidated Business Plan (fiscal 2000 to fiscal 2002) in which the following priorities were set forth.

- Formation of Tough Group Structure
- Establishment of Solid Steelmaking Business Foundation
- Structural Strengthening of Engineering, System Solutions and Other Major Business Sectors
- Priority Technical Development for Greater Corporate Competitiveness
- Positive Contribution to Environmental Protection and Recycling Promotion

Nippon Steel maintains a policy of consistently rewarding its shareholders with stable dividends, taking into account capital requirements for reinforcing management structure, operating results for the corresponding fiscal period and future perspectives.

In order to improve the efficiency and fairness of its corporate management, Nippon Steel also lays stress on adjusting its organization and business operating rules, and is vigorously translating them into practice. As for corporate audits, Nippon Steel has already registered outside auditors, who account for half of the corporate auditors.

In addition to achieving these management targets, Nippon Steel will continue to be a trustworthy company through its fair business management.

2. Operating Results and Financial Situations

(1) Overview for Fiscal 2001

The Japanese economy remained stagnant during fiscal 2001 (April 1, 2001 to March 31, 2002), with its growth rate on the minus side due to a retrenchment in public works expenditures, sluggish consumer spending and a substantial decline in private investments in plants and equipment.

In the steel industry, domestic demand rapidly decreased mainly from the construction and manufacturing industries, and the export sales environment deteriorated in the wake of a slowdown in economic activities overseas and other adverse factors. National crude steel output during fiscal 2001 totaled 102.06 million tons, 4.83 million tons below the previous year's level. Steel demand showed a far faster-than-expected decline in the first half of fiscal 2001. This led to a substantial rise in steel inventories, thus resulting in a rapid decrease in steel prices in both domestic and foreign markets.

In the unprecedentedly tough operating environment, Nippon Steel and its group companies en bloc made strenuous management efforts toward realizing higher profitability and a stronger financial structure on a consolidated basis in line with the Medium-Term Consolidated Business Plan (fiscal 2000-2002) which started in fiscal 2000. The consolidated operating performance by business sector was as follow:

Consolidated Operating Performance by Business Sector

(Billions of yen)

	Net sales		Operating profit	
	Fiscal 2001	Fiscal 2000	Fiscal 2001	Fiscal 2000
Steelmaking and steel fabrication	1,828.2	1,962.0	23.4	115.5
Engineering and construction	294.3	280.9	9.9	7.2
Urban development	130.8	141.9	15.5	16.3
Chemicals and nonferrous materials	326.1	359.1	10.3	11.5
System solutions	149.3	143.6	10.5	9.7
Other businesses	61.2	59.4	1.4	0.7
Total	2,790.1	2,947.1	71.3	161.2
Elimination of intersegment transactions	(208.7)	(196.7)	1.7	1.3
Consolidated total	2,581.3	2,705.4	73.0	162.6

• **Steelmaking and steel fabrication**

The harsh operating conditions continued throughout fiscal 2001, as exemplified by the plunge in steel market prices both at home and abroad in the midst of sharply declining domestic steel demand and prolonged steel inventory adjustments worldwide.

Nippon Steel gave priority to the improvement of steel market prices and exercised prudence in tuning its steel production and shipments to demand moves from the first half of fiscal 2001. As a result, Nippon Steel's crude steel production fell 1.69 million tons below the previous year's level, to amount to 26.14 million tons in fiscal 2001. Under the circumstances, the Nippon Steel Group as a whole strove for additional and advanced implementation to a maximum extent of their projected cost-reducing and other profitability improvement measures.

Nevertheless, the curtailed steel production and shipments due to sharply reduced demand and the downward movement in steel sales prices that began in the first half of fiscal 2001 combined to directly affect the operating performance of Nippon Steel. Consolidated sales in this sector totaled ¥1,828.2 billion during fiscal 2001, a decrease of ¥133.8 billion from the previous year (¥1,962.0 billion), and consolidated operating profit amounted to ¥23.4 billion, a substantial decrease of ¥92.0 billion from the previous year (¥115.5 billion).

In order to establish a firm position in the world steel industry, Nippon Steel aggressively promoted collaboration with domestic and foreign steelmakers. Among such collaboration with overseas steelmakers, Nippon Steel and Pohang Iron & Steel Co., Ltd. of Korea, under the Strategic Alliance Agreement between the two companies, have already embarked on specific collaboration measures in such fields as technological development, procurement of steelmaking raw materials and machinery and other materials, and information technologies. Besides, both companies proceeded with cross-purchasing of shares, as originally projected. Meanwhile, under the Global Strategic Alliance Agreement with Arcelor of the EU, Nippon Steel and Arcelor have already undertaken such technical cooperative activities as licensing arrangements and joint R&D concerning advanced technology in the area of automotive steel sheets, and have also started studying the possibility of cooperative projects in many other fields, including steel materials for construction and other overseas projects in the U.S.A. and other countries. In addition to these, Nippon Steel agreed with Thyssen Krupp Steel AG of Germany in April 2002 to commence a study on a comprehensive technical cooperation in the area of electrical steel.

Note: Arcelor was established in February 2002 by the consolidation of USINOR (France), Nippon Steel's original partner in the Global Strategic Alliance Agreement, with Arbed (Luxembourg) and Aceralia (Spain).

Among collaboration with domestic steelmakers, Nippon Steel entered into an agreement with Kobe Steel, Ltd. in December 2001 to pursue collaboration which includes mutual support in steelmaking and the joint promotion of cost-reducing measures in distribution, procurement and other similar areas. The collaboration has since been steadily implemented. Another agreement was reached between Nippon Steel and Sumitomo Metal Industries, Ltd. in February 2002, under which the two companies agreed to study possible cooperation in such areas as iron and steel making, downstream processes and stainless steel flat products.

Nippon Steel was active in developing new products for such applications as automobiles, building construction and civil engineering. Further, the company has focused on strengthening its sales activities to realize higher value-added total solutions by offering the best solutions to various problems from the standpoint of users.

For many years Nippon Steel has positioned environmental conservation as one of the basis of the company's management policy and has squarely tackled such tasks as production process energy saving, reduction of environmentally harmful substances, minimized generation, recycling and effective utilization of steelworks by-products and development of eco-friendly steel products. Similar efforts now include the effective recycling of waste plastics in coke ovens and participation in the Kitakyushu Eco-Town Project.

In the future, Nippon Steel will continue to bring together all the energies of related sectors, including steelmaking and steel fabrication, engineering and construction, and research and engineering, and contribute positively to the establishment of a resources recycling-oriented society through, for example, promotion of the recycling of wastes as usable resources.

Among recent moves of significance at the Nippon Steel Group companies are business integration activities, either recently completed, now underway or in the planning stage, as follows: Nippon Steel Logistics Co., Ltd. and Nittetsu Ryutsu Center, consolidated subsidiaries of Nippon Steel, merged on April 1, 2002; Nippon Steel Welding Products & Engineering Co., Ltd., a consolidated subsidiary of Nippon Steel, and Sumikin Welding Industries, Ltd., a consolidated subsidiary of Sumitomo Metal Industries, Ltd., will implement corporate spin-offs on July 1, 2002 for the purpose of conducting jointly their welding materials and equipment operations; and Daido Steel Sheet Corporation and Taiyo Steel Co., Ltd., consolidated subsidiaries of Nippon Steel, agreed to integrate businesses relating to the manufacture and sale of galvanized steel, painted steel and structural materials such as panels.

• Engineering and construction

The severe operating environment continued for the engineering and construction sector throughout fiscal 2001, with increasingly intensive competition due to the decline in demand in Japan and abroad bringing down the prices of orders received. At Nippon Steel, orders were booked for natural gas-related projects and public construction projects under the PFI (private finance initiative) system in fiscal 2001, but those for other products shrunk, namely that for Nippon Steel-developed direct waste-melting plants which declined mainly due to seasonal factors in users' order placements. As a result, the value of order receipts in this sector was far lower than in the previous year.

Despite such unfavorable trends in new orders received, this sector achieved gains in both sales and profits in fiscal 2001. This was because thoroughgoing measures were taken for reducing project costs while steadily implementing the backlog of orders received in the previous year. This sector's consolidated sales in fiscal 2001 showed a gain of ¥13.3 billion over the previous year (¥280.9 billion), to come to ¥294.3 billion, and consolidated operating profit also rose to ¥9.9 billion, a gain of ¥2.6 billion over the previous year (¥7.2 billion).

Henceforth, Nippon Steel will enhance its approaches toward overseas projects having high growth potential. At the same time, stepped-up efforts will focus on the promotion of customer-oriented solution businesses especially in such areas as the environment — already a serious social concern, energy involving the supply of thermal energy and urban redevelopment. The synergistic effect to be secured by joining forces with the steelmaking and steel fabrication sector will be brought into full play to this end.

• Urban development

As signs of the slowdown in growth began to appear throughout the market during fiscal 2001, consolidated sales in the urban development sector dipped ¥11.1 billion from the previous year (¥141.9 billion), to come to ¥130.8 billion. But the active promotion of condominium sales mainly in the Tokyo metropolitan area and of regional development projects capitalizing on company-owned land, such as the Yawata-Higashida Comprehensive Development Project (in Kitakyushu) and Hanada Development Project (in Sakai), enabled Nippon Steel to post a consolidated operating profit of ¥15.5 billion, virtually the same level as in the previous year (¥16.3 billion).

In April 2002, to further solidify its business foundation, Nippon Steel integrated all operations of its Urban Development Division into Nippon Steel City Produce Inc., a wholly-owned subsidiary. By solidly integrating the know-how and networks these two entities have thus far amassed, Nippon Steel City Produce, an urban developer with unique characteristics, will endeavor to enhance its profitability.

• Chemicals and nonferrous materials

While the prices of crude oil and raw-material naphtha declined in the second half of fiscal 2001, sluggish domestic demand particularly from information technology-related industries and persistence of decline in product prices and deteriorating export environment kept the chemicals sector in a harsh business climate. Under the circumstances, various stepped-up measures for improving profits were implemented, including withdrawals from unprofitable businesses, thoroughgoing cost curtailment and operational adjustments for certain products. Meanwhile, in the field of high-performance products which have high growth potential for the future, a variety of new products making use of specialty chemicals and electronic materials were developed and aggressively commercialized, with steady results in market acceptance. In addition, with the aim of increasing further the sales of adhesive-free copper-clad laminated sheet for flexible printed circuit boards which already is preeminent in the market in terms of quality and technology involved, the reinforcement of production capacity is steadily underway.

In the new material businesses, the promotion of sales activities by making the most of the superior characteristics of Nippon Steel's products led to steady increases in sales of metal catalyst carriers for treating automobile emissions and some other products. But with the steep deceleration of information technology-related industries, demand for semiconductor-related products plunged substantially.

In the titanium business, sales registered an all-time high. While domestic shipments of rolled titanium products reached a new high, strenuous efforts were directed toward precisely meeting emerging needs in such areas as motorcycle parts and information technologies in addition to requirements in such traditional markets as large-scale power plant projects. The development of new products, including titanium foil, also contributed to the growth of the sales.

As a result, consolidated sales in the chemicals and nonferrous materials sector as a whole totaled ¥326.1 billion in fiscal 2001, a decline of ¥32.9 billion from the previous year (¥359.1 billion), and consolidated operating profit in the year was ¥10.3 billion, a drop of ¥1.1 billion from the previous year (¥11.5 billion).

• System solutions

Although investments in information systems still remain at a high level, the system solutions sector (formerly, the electronics and information systems sector) is faced with increasingly fierce market competition. A major factor in this is the recent stagnation in the hardware business that has spurred computer manufacturers to enter the system solutions business. However, the operating performance of this sector is maintaining a firm pace, on the strength of a markedly high reputation in the market for its technological capability. Consolidated sales in fiscal 2001 advanced ¥5.7 billion from the previous year (¥143.6 billion), to reach ¥149.3 billion. Despite a nonrecurring cost involved in business integration, consolidated operating profit in the year edged ¥0.7 billion upward to ¥10.5 billion from the previous year (¥9.7 billion).

In April 2001, Nippon Steel transferred the operations of its Electronics & Information Systems Division to Nippon Steel Information & Communication Systems Inc. (ENICOM), a wholly-owned subsidiary. Concurrently with the consolidation, the name of ENICOM was changed to NS Solutions Corporation. NS Solutions has since been performing its business on a steady basis, and plans to be listed on the stock exchange soon.

• Other businesses: Electricity supply, services and other businesses

In the electricity supply business, two Nippon Steel works, Muroran and Oita Works, were newly added to the list of successful electricity wholesalers, following Hirohata, Yawata and Kamaishi Works. Muroran Works started in October 2001 the wholesale supply of 100,000 kW to Hokkaido Electric Power Co., Inc. and in April 2002 Oita Works commenced the wholesale of 300,000 kW to Kyushu Electric Power Co., Ltd. Nippon Steel is also promoting the retail supply of electricity and liquefied natural gas supply.

In the service and other businesses, Nippon Steel Trading Co., Ltd., an affiliate accounted for by the equity method, is set to implement in July 2002 its reduction of nearly whole sum of capital, not accompanied by a reduction in the number of shares issued, and to undertake a capital increase in which Nippon Steel will subscribe for ¥10.0 billion of non-voting preferred shares. Further, in October 2002, Nippon Steel Trading will undertake a capital increase in which Mitsui & Co., Ltd. will subscribe for approximately ¥1.5 billion of ordinary shares and approximately ¥1.0 billion of non-voting ordinary shares.

Consolidated sales in the other businesses sector during fiscal 2001 amounted to ¥61.2 billion (¥59.4 billion in the previous year), and consolidated operating profit ¥1.4 billion (¥0.7 billion).

• Operating results

Consolidated sales in fiscal 2001 decreased ¥169.0 billion from the previous year (¥2,750.4 billion), down to ¥2,581.3 billion, and consolidated operating profit during the year also was down ¥89.6 billion from the previous year (¥162.6 billion), to come to ¥73.0 billion. Consolidated ordinary profit during fiscal 2001 was ¥16.7 billion, a marked decrease of ¥94.6 billion from the previous year (¥111.3 billion).

Meanwhile, a total special profit of ¥54.9 billion was recorded for fiscal 2001, including a gain of ¥15.6 billion on sales of tangible fixed assets, a gain of ¥22.3 billion on contribution of securities to employee retirement benefit trust and the deposition profit of ¥14.6 billion of reserve for repairs for blast furnaces. But a total special loss of ¥96.7 billion was also recorded, including a loss of ¥72.9 billion on evaluation of investments in securities incurred due mainly to the enforcement of reevaluation of listed securities such as financial institutions' shares and unlisted securities. As a result, the year saw a net loss of ¥25.0 billion before income taxes and minority interest, a substantial worsening of ¥74.4 billion from the previous year's income level.

After subtracting ¥19.0 billion as income taxes-current (¥55.3 billion in the previous year), adding ¥15.2 billion as income taxes-deferred (¥35.8 billion in the previous year), and adding minority interest in net income of consolidated subsidiaries of ¥0.4 billion (reducing ¥3.3 billion in the previous year), consolidated net loss for fiscal 2001 was ¥28.4 billion (consolidated net income of ¥26.4 billion in the previous year).

As for non-consolidated operation results, despite the aforementioned strenuous management endeavors in all directions, the precarious business climate during fiscal 2001 defied all immediate attempts at solution. This caused Nippon Steel's non-consolidated operating performance during fiscal 2001 to show far greater-than-anticipated deterioration. Despite the additional and advanced implementation of the projected profit-improving measures, non-consolidated sales during fiscal 2001 totaled ¥1,681.4 billion, a decrease of ¥167.3 billion from the previous year's level, due mainly to a persistent decline in steel prices in and after the first half of fiscal 2001, in addition to curtailed production and shipments in response to sharply reduced demand. Non-consolidated operating profit totaled ¥31.7 billion, a substantial decline of ¥85.7 billion from the previous year, and non-consolidated ordinary profit similarly showed a steep decline of ¥78.0 billion from the previous year, to amount to ¥0.7 billion.

A total special profit of ¥42.7 billion was recorded for fiscal 2001, including a gain of ¥22.2 billion on contribution of securities to employee retirement benefit trust and the deposition profit of ¥14.6 billion of reserve for repairs for blast furnaces. But a total special loss of ¥91.0 billion was also recorded, including a loss of ¥84.7 billion on evaluation of investments in securities incurred due mainly to the enforcement of reevaluation of listed securities such as financial institutions' shares as well as unlisted stock of subsidiary and affiliates. As a result, the year saw a loss of ¥47.6 billion before income taxes and minority interest, and a net loss of ¥28.1 billion, a substantial worsening of ¥46.4 billion from the previous year's income level.

Under these severe circumstances, dividend payment on a steady basis being the basic principle of its corporate policy, Nippon Steel will pay a year-end dividend of ¥1.5 per share, unchanged from the previous year, through the liquidation of voluntary reserve.

• Assets, liabilities and equity at fiscal 2001 year-end and cash flows during fiscal 2001
Consolidated total assets at the end of fiscal 2001 decreased ¥201.4 billion from the level at the end of the previous year (¥4,232.0 billion), to amount to ¥4,030.5 billion. This was attributable mainly to a substantial decline (¥154.1 billion) in investments in securities incurred by the enforcement of reevaluation of listed securities such as financial institutions' shares as well as unlisted stocks and also by a decrease in the latent profit of listed stocks caused by declining market values, and to a decline (¥65.3 billion) in current assets arising from reductions in cash and bank deposits, notes receivable, accounts receivable, inventories and the like.

Consolidated total liabilities at the end of fiscal 2001 amounted to ¥3,057.8 billion, a decrease of ¥130.9 billion from the previous year (¥3,188.8 billion). Of this decreased amount, ¥84.4 billion was due to a reduction in loans and the redemption of bonds and notes.

Shareholders equity at the end of fiscal 2001 declined ¥72.5 billion from the figure at the end of fiscal 2000 (¥979.6 billion), to come down to ¥907.1 billion, attributable to consolidated net loss of ¥28.4 billion for fiscal 2001, cash dividends of ¥10.2 billion paid through appropriation of the previous year's net income, a loss of ¥39.2 billion on revaluation of available-for-sale securities and others.

Cash flows from operating activities during fiscal 2001 totaled ¥215.6 billion (the previous year: ¥302.1 billion) after adding net loss before income taxes and minority interest of ¥25.0 billion for fiscal 2001, depreciation and amortization of ¥197.3 billion, cash arising from reduced notes receivable and accounts receivable of ¥53.8 billion and cash arising from the reduction in inventories of ¥17.6 billion, and adding and subtracting the payment of income taxes and enterprise taxes and the like.

Cash flows from investing activities recorded a total expenditure of ¥165.3 billion (previous year: ¥166.3 billion), after spending ¥199.2 billion for the acquisition of tangible and intangible fixed assets and incorporating all other increases and decreases.

¥99.8 billion, the sum of free cash flows of ¥50.2 billion and ¥49.5 billion of funds saved as a result of such measures as the newly-introduced consolidated cash management system (CMS), was appropriated, among others, for the repayment of loans and the redemption of bonds and notes (totaling ¥94.8 billion) and payment of cash dividends of ¥10.2 billion.

As a result, loans and bonds and notes totaled ¥2010.7 billion at the end of the year, and cash and cash equivalents ¥74.1 billion.

(2) Outlook for Fiscal 2002

Given such anticipated negative factors as the continuing curtailment of public works expenditures and sluggish private investment in plants and equipment, Nippon Steel expects that the harsh business environment will continue for the time being.

As for the operating environment surrounding the steel industry, the level of steel inventories in the domestic market is rapidly improving, coming down to an adequate level, as a result of the production curtailment instituted by each steel company in the latter half of fiscal 2001. Yet, the current situation still necessitates fine-tuned production and shipments at levels corresponding to demand levels.

Overseas, steel demand has begun recovery, mainly in East Asian countries, and inventory adjustments are proceeding worldwide. But the world steel industry must remain alert to protective moves against imports in several countries, as typified by the introduction of safeguard measures in the U.S.A. and the EU. Given the fact that today many steel enterprises in the world are unable to secure profits, the OECD started approaches toward worldwide adjustment of steel production facilities in 2001.

Under the circumstances, in the steelmaking and steel fabrication sector, Nippon Steel will direct its utmost efforts toward recovering profit as early as possible, by making efforts to increase steel prices and at the same time taking cost-reducing and all other possible measures. In addition, with the divisionally integrated operation system based on product item, Nippon Steel is committed to realizing high product-to-product competitive strength and profitability, while also enhancing collaboration with steelmakers at home and abroad and establishing a firm position in the world steel industry. In the engineering and construction and other business sectors, too, every possible effort will be made to improve and strengthen profitability amid the continuing severe operating environment.

In each business sector, Nippon Steel and its group companies en bloc are firmly resolved to swiftly respond to radically changing operating environments in Japan and abroad and reestablish a solid business foundation.

As a result, Nippon Steel's projections for consolidated operating performance for fiscal 2002 are: consolidated sales of approximately ¥2650.0 billion (approximately ¥1200.0 billion for the first half of fiscal 2002), consolidated ordinary profit of approximately ¥75.0 billion (approximately ¥15.0 billion) and consolidated net income of approximately ¥25.0 billion (approximately ¥3.0 billion).

On a non-consolidated basis, Nippon Steel hopes to achieve sales of approximately ¥1720.0 billion (approximately ¥800.0 billion for the first half of fiscal 2002), ordinary profit of approximately ¥30.0 billion (approximately ¥10.0 billion) and net income for the year of approximately ¥15.0 billion (approximately ¥3.0 billion).

Consolidated Balance Sheets

(Millions of yen)

	As of March 31, 2002	As of March 31, 2001
Current assets	**1,303,950**	1,369,332
Cash and bank deposits	**74,343**	119,470
Notes receivable and accounts receivable - trade	**404,708**	456,188
Marketable securities	**1,255**	4,842
Inventories	**591,307**	615,553
Deferred tax assets	**40,331**	30,320
Other	**193,209**	145,851
Allowance for doubtful accounts	**(1,205)**	(-) 2,893
Fixed assets	**2,726,645**	2,862,678
Tangible fixed assets	**1,801,648**	1,772,755
Buildings and structures	**515,005**	520,441
Machinery and equipment	**815,647**	799,139
Furniture,fixtures and tools	**27,922**	28,050
Land	**350,515**	343,341
Other	**92,557**	81,781
Intangible fixed assets	**15,474**	27,147
Patents and utility rights	**5,226**	6,936
Software	**10,248**	18,240
Excess of the cost over underlying net equity of investments in subsidiaries and affiliates	**-**	1,970
Investments and others	**909,522**	1,062,776
Investments in securities	**650,355**	804,512
Long-term loans	**164,876**	163,044
Deferred tax assets	**41,123**	36,759
Other	**64,686**	71,596
Allowance for doubtful accounts	**(11,519)**	(-) 13,136
Foreign currency translation adjustments	**-**	-
Total assets	4,030,596	4,232,011

Consolidated Balance Sheets

(Millions of yen)

	As of March 31, 2002	As of March 31, 2001
Current liabilities	1,743,646	1,711,631
Notes payable and accounts payable - trade	**315,348**	310,954
Short-term loans	**721,097**	779,281
Commercial paper	**116,000**	20,000
Bonds and notes due within one year	**112,508**	115,000
Accrued expenses	**268,773**	245,032
Reserve for estimated loss on shut down of steel production facilities	**-**	5,318
Other	**209,919**	236,045
Long-term liabilities	1,314,241	1,477,253
Bonds and notes	**275,000**	385,000
Convertible bonds	**109,433**	112,765
Long-term loans	**676,747**	683,169
Deferred tax liabilities	**50,162**	76,429
Accrued pension and severance costs	**116,930**	111,907
Reserve for repair for blast furnaces	**49,253**	68,541
Other	**36,713**	39,440
Total liabilities	3,057,888	3,188,885
Minority interest in consolidated subsidiaries	65,557	63,430
Common stock	**419,524**	419,524
Additional paid-in capital	**105,518**	105,518
Reserve for revaluation of land	**7,488**	5,675
Retained earnings	**338,565**	378,282
Revaluation of investments in marketable securities	**54,898**	94,187
Foreign currency translation adjustments	**(-)18,822**	(-) 23,491
	907,172	979,696
Treasury stock	**(-)21**	(-)1
Total shareholders' equity	**907,150**	979,695
Total liabilities and shareholders' equity	**4,030,596**	4,232,011

Consolidated Statements of Income

(Millions of yen)

	For the year ended March 31, 2002	For the year ended March 31, 2001
Net sales	2,581,399	2,750,418
Cost of sales	(2,245,335)	(2,305,538)
Selling, general and administrative expenses	(263,020)	(282,234)
Operating costs and expenses	(2,508,355)	(2,587,773)
Operating profit	73,044	162,644
Interest and dividend income	7,047	9,612
Equity in net income of unconsolidated subsidiaries and affiliates	-	1,335
Miscellaneous	14,174	19,165
Non-operating profit	21,222	30,114
Interest expenses	(32,904)	(39,215)
Equity in net loss of unconsolidated subsidiaries and affiliates	(12,452)	-
Miscellaneous	(32,163)	(42,169)
Non-operating loss	(77,521)	(81,384)
Non-operating profit and loss	(56,298)	(51,270)
Ordinary profit	16,746	111,374
Gain on sales of tangible fixed assets	15,626	15,809
Gain on sales of investments in securities and investments in subsidiaries and affiliates	2,234	26,439
Gain on securities contribution to employee retirement benefit trust	22,367	68,705
Disposition profit of reserve for repairs blast furnaces	14,690	
Other	-	1,023
Special profit	54,918	111,977
Loss on disposal of tangible fixed assets and other assets	(7,732)	(5,255)
Loss on valuation of investments in securities	(72,952)	(10,376)
Special retirement allowances on volunteered retirement	(8,134)	(6,981)
Amortization of the implementation of new accounting standard	(6,166)	(107,409)
Reserve for doubtful accounts	(498)	(6,349)
Loss on shut down of steel production facilities	-	(26,228)
Loss on restructuring of subsidiary's business structures	(1,259)	(2,774)
Loss on completion of land development	-	(3,255)
Loss on valuation of real estate for sale	-	(2,183)
Other	-	(3,132)
Special loss	(96,744)	(173,948)
Income before income taxes, etc.	(25,079)	49,403
Income taxes - current	(19,062)	(55,371)
Income taxes - deferred	15,257	35,803
Minority interest in net income (loss) of consolidated subsidiaries	482	(3,340)
Net income	(28,402)	26,494
Retained earnings at the beginning of the term	378,282	362,671
Increase due to the change of the companies consolidated	168	-
Increase of retained earnings	168	-
Cash dividends	(10,210)	(10,210)
Directors' and corporate auditors' bonuses	(86)	(61)
Decrease due to the change of the companies consolidated	-	(612)
Decrease due to the disposition of the revaluation of avilable-for sale securities	(1,185)	-
Decrease of retained earnings	(11,483)	(10,884)
Retained earnings at the end of the term	338,565	378,282

Consolidated Statements of Cash Flows

(Millions of yen)

	For the year ended March 31, 2002	For the year ended March 31, 2001
Cash flows from operating activities		
Income before income taxes, etc.	(25,079)	49,403
Depreciation and amortization	197,336	206,987
Interest and dividend income (accrual basis)	(7,047)	(9,612)
Interest expenses (accrual basis)	32,904	39,215
Exchange losses(gains) on foreign currency transactions	(3,174)	(14,384)
Amortization of excess of the cost over underlying net equity of investments in subsidiaries and affiliates	2,197	2,309
Equity in net income of unconsolidated subsidiaries and affiliates	12,452	(1,335)
Gain on sales of investments in securities	(1,562)	(26,102)
Loss on valuation of investments in securities	72,336	7,073
Amortization of the implementation of new accounting standard	6,166	107,409
Gain on securities contribution to employee retirement benefit trust	(22,367)	(68,705)
Loss on disposal of tangible and intangible fixed assets	7,279	12,555
Gain on sales of tangible and intangible fixed assets	(15,894)	(15,572)
Changes in reserve for doubtful accounts	(113)	7,035
Loss on shut down of steel production facilities	-	12,970
Loss on completion of land development	-	3,255
Changes in notes and accounts receivable	53,870	(2,124)
Changes in inventories	17,601	(27,842)
Changes in notes and accounts payable	738	17,525
Other	(30,858)	45,948
	296,784	346,009
Interest and dividend income (cash basis)	8,396	12,143
Interest expenses (cash basis)	(33,674)	(39,740)
Income taxes (cash basis)	(55,864)	(16,280)
Cash flows from operating activities	215,642	302,132
Cash flows from investing activities		
Acquisition of marketable securities		-
Proceeds from sales of marketable securities		-
Acquisition of investments in securities	(5,897)	(39,791)
Proceeds from sales of investments in securities	14,650	32,759
Acquisition of tangible and intangible fixed assets	(199,285)	(172,014)
Proceeds from sales of tangible and intangible fixed assets	28,917	26,054
Other	(3,750)	(10,320)
Cash flows from investing activities	(165,365)	(163,313)
Cash flows from financing activities		
Net decrease of short-term loans	(39,647)	(97,985)
Proceeds from commercial paper	96,000	20,000
Proceeds from long-term loans	86,785	50,970
Payments of long-term loans	(122,169)	(92,581)
Redemption of bonds and notes	(115,823)	(63,207)
Cash dividends	(10,210)	(10,441)
Retirement of a subsidiary's treasury stock	1,011	(441)
Cash flows from financing activities	(104,054)	(193,686)
Effect of exchange rate changes on cash and cash equivalents	4,184	5,241
Net decrease in cash and cash equivalents	(49,592)	(49,626)
Cash and cash equivalents at the beginning of the term	123,910	172,702
Increase from the change in companies consolidated	(123)	834
Cash and cash equivalents at the end of the term	74,194	123,910

Consolidated Segment Information

For the year ended March 31, 2002

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals, non-ferrous material	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Customers	1,791,743	245,018	120,865	248,176	122,087	53,507	2,581,399	-	2,581,399
Intersegment	36,463	49,304	9,942	77,988	27,311	7,744	208,754	(208,754)	-
Net sales	1,828,206	294,323	130,808	326,164	149,398	61,251	2,790,154	(208,754)	2,581,399
Operating costs and expenses	1,804,724	284,410	115,232	315,785	138,894	59,794	2,718,841	(210,485)	2,508,355
Operating profit	23,482	9,913	15,576	10,379	10,504	1,457	71,312	1,731	73,044
Identifiable assets	2,963,927	246,122	193,400	316,898	72,944	400,858	4,194,152	(163,556)	4,030,596
Depreciation of identifiable assets	164,693	2,008	4,754	17,264	1,160	7,819	197,701	(365)	197,336
Capital expenditure for identifiable assets	165,202	1,949	904	10,442	1,720	19,543	199,763	(3,961)	195,801

For the year ended March 31, 2001

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals, non-ferrous material	Electronics and information systems	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Customers	1,925,366	238,094	131,513	288,880	113,758	52,806	2,750,418	-	2,750,418
Intersegment	36,653	42,835	10,466	70,243	29,912	6,633	196,745	(196,745)	-
Net sales	1,962,019	280,929	141,979	359,123	143,670	59,440	2,947,163	(196,745)	2,750,418
Operating costs and expenses	1,846,483	273,642	125,658	347,549	133,900	58,667	2,785,902	(198,129)	2,587,773
Operating profit	115,536	7,287	16,320	11,574	9,770	772	161,260	1,384	162,644
Identifiable assets	3,091,404	228,064	219,360	351,117	64,225	460,762	4,414,935	(182,923)	4,232,011
Depreciation of identifiable assets	172,955	2,042	5,108	18,947	1,192	7,098	207,346	(358)	206,987
Capital expenditure for identifiable assets	123,610	2,288	4,773	10,939	1,658	16,824	160,094	(2,745)	157,348

Non-consolidated Balance Sheets

[As of March 31,2002]

(Millions of yen)

	As of March 31,2002	As of March 31,2001
Current assets	**819,794**	836,750
Cash and bank deposits	**16,411**	36,134
Notes receivable	**6,082**	8,746
Accounts receivable-trade	**197,107**	224,511
Finished products	**68,659**	71,573
Semi-finished products	**97,310**	103,824
Work in process	**72,070**	84,212
Raw materials	**61,880**	70,301
Supplies	**127,330**	125,491
Advances paid	**4,430**	6,277
Prepaid expenses	**83,169**	40,028
Deferred tax assets	**26,700**	19,500
Accounts receivable-other	**52,342**	41,142
Other	**7,774**	6,836
Allowance for doubtful accounts	**(-)1,475**	(-)1,831
Fixed assets	**1,919,178**	2,047,796
Tangible fixed assets	**1,252,277**	1,213,977
Buildings	**202,409**	208,532
Structures	**112,977**	109,508
Machinery and equipment	**610,818**	588,306
Ships	**546**	125
Vehicles and transport equipment	**3,382**	3,260
Furniture,fixtures and tools	**14,780**	15,395
Land	**225,900**	216,993
Construction in progress	**81,461**	71,854
Intangible fixed assets	**8,287**	17,074
Patents and utility rights	**1,593**	1,988
Software	**6,693**	15,086
Investments and others	**658,613**	816,744
Investements in securities	**453,465**	618,360
Investements in shares and capital in subsidiaries	**171,698**	162,712
Long-term loans	**4,914**	4,822
Long-term prepaid expenses	**5,264**	5,871
Other	**31,253**	34,730
Allowance for doubtful accounts	**(-)7,982**	(-)9,753
Total assets	**2,738,973**	2,884,547

Non-consolidated Balance Sheets

[As of March 31,2002]

(Millions of yen)

	As of March 31,2002	As of March 31,2001
Current liabilities	944,953	895,474
Notes payable	5,140	5,231
Accounts payable-trade	143,282	153,317
Short-term loans and long-term loans due within one year	188,606	174,526
Commercial paper	116,000	20,000
Bonds and notes due within one year	110,000	115,000
Accounts payable-other	82,950	61,504
Accrued income taxes and enterprise taxes	128	37,919
Accrued expenses	256,845	264,274
Advances received	35,044	52,112
Depoists received	3,587	3,608
Reserve for estimated loss on shut down of steel production facilities	-	5,318
Other	3,367	2,662
Long-term liabilities	1,000,463	1,122,315
Bonds and notes	275,000	385,000
Convertible bonds	98,729	98,729
Long-term loans	452,139	412,097
Deferred tax liabilities	48,800	86,700
Accrued pension and severance costs	78,013	76,422
Reserve for repair for blast furnaces	46,949	62,738
Other	831	628
Total liabilities	1,945,416	2,017,789
Common stock	419,524	419,524
Common stock	419,524	419,524
Statutory reserve	204,820	203,798
Additonal paid-in capital	105,518	105,518
Legal reserve	99,302	98,280
Retained earnings	119,440	158,802
Special tax-purpose reserve	107,016	112,397
Voluntary reserve	20,000	20,000
Unappropriated retained earnings	(-)7,575	26,405
(Net income)	((-)28,129)	(18,355)
Revaluation of investments in marketable securities	49,792	84,630
Treasury stock	(-)21	-
Total shareholders' equity	793,557	866,757
Total liabilities and shareholders' equity	2,738,973	2,884,547

Non-Consolidated Statements of Income

(Millions of yen)

	FY2001	FY2000
Net sales	1,681,406	1,848,710
Cost of sales	(-)1,483,813	(-)1,541,924
Selling,general and administarative expenses	(-)165,863	(-)189,338
Operating costs and expenses	(-)1,649,676	(-)1,731,262
Operating profit	31,729	117,447
Interest and dividend income	14,416	12,959
Miscellaneous	9,821	13,105
Non-operating profit	24,238	26,065
Interest expenses	(-)24,139	(-)27,270
Miscellaneous	(-)31,125	(-)37,465
Non-operating loss	(-)55,265	(-)64,735
Non-operating profit and loss	(-)31,027	(-)38,670
Ordinary profit	702	78,776
Gain on sales of tangible fixed assets	4,794	5,737
Gain on sales of investments in securities and investments in subsidiaries and affiliates	1,016	21,392
Gain on contribution of securities to employee retiremnet benefit trust	22,265	67,115
Disposition profit of reserve for repairs for blast furnaces	14,690	-
Special profit	42,767	94,245
Loss on valuation of investments in securities	(-)84,780	(-)7,535
Special retirement allowances on volunteered retiremen	(-)6,319	(-)5,317
Amortization of transition obligation in respect of new accounting standard for retirement benefit	-	(-)93,866
Reserve for doubtful accounts	-	(-)5,162
Loss on shut down of steel production facilities	-	(-)26,228
Loss on completion of land developmnet	-	(-)3,255
Special loss	(-)91,099	(-)141,366
Income before income taxes	(-)47,629	31,655
Income taxes-current	(-)700	(-)40,800
Income taxes-defferred	20,200	27,500
Net income	(-)28,129	18,355
Profit brought forward from the previous term	20,553	8,049
Unappropriated retained earnings	(-)7,575	26,405


News Release

Signing of Letter of Intent for integration of stainless business of Nippon Steel Corporation and Sumitomo Metal Industries, Ltd.

June 13.2002

Nippon Steel Corporation (place of business: Chiyoda-ku, Tokyo; President: Akira Chihaya) and Sumitomo Metal Industries, Ltd. (place of business: Chuo-ku, Osaka City; President: Hiroshi Shimozuma) have signed today a letter of intent to integrate their stainless business.

The proposed integration will aim to structurally improve the stainless business (including stainless flat steel, plate, bar and wire rod, but excluding the business conducted by Sumitomo Metals (Naoetsu), Ltd. and Sumitomo Metals (Kokura), Ltd.). Both companies intend to sign, towards the end of this September, a definitive contract for the integration (business integration is scheduled for April 2003 or earlier), subject to the final agreement on the implementation following negotiations along the letter of intent, of the detailed conditions on the integration.

For more information

Nippon Steel Corporation
Public Relations Center
Tel +81-3-3275-5021

Sumitomo Metal Industries, Ltd.

Sumitomo Metal Industries, Ltd.
Public Relations Group
Tel +81-3-4416-6115


News Release

Cooperation between Nippon Steel and Nippon Metal Industry

June 19.2002

Nippon Steel Corporation
Nippon Metal Industry Co., Ltd.
June 19, 2002

Nippon Steel Corporation (headquartered in Chiyoda-ku, Tokyo, President; CHIHAYA Akira) and Nippon Metal Industry Co., Ltd. (headquartered in Shinjuku-ku, Tokyo, President; KIMURA Ryoetsu) have agreed to the following cooperation to strengthen their respective competitiveness.

1. The supply of semi-finished stainless steel plates and medium sheets from Nippon Steel Corporation to Nippon Metal Industry Co., Ltd. which was started in 2000 will increase. In connection with this increase, Nippon Metal Industry Co., Ltd. will supply semi-processed stainless steel products, etc., to Nippon Steel Corporation.

2. If Nippon Metal Industry Co., Ltd. formulates a future plan on the business

of special stainless products at its Sagamihara Plant, Nippon Steel Corporation will then undertake a study towards a possible cooperation concerning the implementation of the plan.

3. The two companies will discuss measures for enhancing their respective competitiveness such as cooperation to reduce the cost in connection with delivery of stainless steel products.

For further information about this announcement, please call:

Nippon Steel Corporation: Public Relations Center,Corporate Secretariat DivisionTel: 03-3275-5021
Nippon Metal Industry Co., Ltd.: Corporate Planning Department Tel: 03-3345-5417